FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    February 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

This technical report was previously filed on September 28, 2008. That filing listed four authors, Dr. Gustavo L. A. Delendatti, Mr. Matthew T. Williams, Mr. Arnold van der Heyden and Dr. William Yeo, and included the consents of all four. Dr. Delendatti and Mr. Williams were not independent consultants. The Registrant is refiling this tecnical report (without appendices) submitted by the two independent authors, Mr. Arnold van der Heyden and Dr. William Yeo. This report differs in no other detail from that which was filed on September 28, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

February 29, 2008	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

AMEX: XRA
TSX-V: XRC

Martin Zapata 445, Mendoza, cp5500, Argentina
Tel / Fax: 54 261 4293426 - 4203415 – E mail: estelaresources@speedy.com.ar

TECHNICAL REPORT

2007 REVISED RESOURCE ESTIMATION

DON SIXTO GOLD PROJECT

MENDOZA PROVINCE, ARGENTINA

September 14, 2007

Prepared for

EXETER RESOURCE CORPORATION

VANCOUVER, CANADA

By

Arnold van der Heyden, B.Sc. Geology, MAusIMM

Sydney, NSW, Australia,

Dr. William Yeo, PhD., B.Sc. (Hons) Geology, MAusIMM

Brisbane, QLD, Australia,

TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES

LIST OF APPENDICES

1.0 SUMMARY

This report details the revised resource estimation process and results for Exeter Resource Corporation ("Exeter"), for the Don Sixto Gold Project ("Don Sixto", and formally the 'La Cabeza Gold Project'), in Mendoza Province, Argentina. Don Sixto is located in central-western Argentina, some 370 km (500 km by road) south of the city of Mendoza, the capital of Mendoza Province. The project area is geographically centered at approximately 36°17'30" south latitude and 68° 22' 30" west longitude. Resource estimation has been undertaken in compliance with CIM Mineral Resource and Mineral Reserve Definitions that are referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. This technical report has been prepared in compliance with the requirements of Form 43-101F1.

The property was discovered in 1996 by Argentina Mineral Development S.A. ("AMD") while investigating Landsat TM colour alteration anomalies. The ensuing exploration program, comprising mainly geological mapping and rock chip geochemistry, led to the discovery of significant and widespread gold mineralisation within a four square kilometre area of altered volcanics and sediments. The area designated as the La Cabeza Gold Project (and now Don Sixto) became the subject of a comprehensive exploration program carried out by AMD from January 1997 to December 1998.

Don Sixto lies within a variably dipping sequence of felsic pyroclastics and tuffaceous volcaniclastics belonging to the Permo-Triassic Choiyoi Group, as well as underlying shallow marine sediments units belonging to the Carboniferous Agua Escondida Formation. Locally, these rock units have been intruded by fine-grained and coarse-grained felsic porphyries close to the base of the pyroclastics. Gold mineralisation occurs as fine disseminations and occasional blebs in north to northwesterly-trending quartz veins, quartz stockworks and siliceous breccias close to, or on, the contact of the lower member of the felsic pyroclastics and fine-grained felsic porphyry domes indicating some form of structural-stratigraphic control. The style of mineralisation is essentially a gold-silver, silica-sericite/ illite-adularia low sulphidation epithermal system related with epizonal intrusives, with low pyrite (<2%) and minor clay alteration.

AMD's comprehensive exploration program included photogrammetry, gridding, geological mapping, rock chip geochemistry and a number of airborne and ground-based geophysical surveys. These various surveys led to a drilling program comprising an aggregate of 15,925 metres of drilling in 129 diamond core and reverse circulation ("RC") percussion drill holes. The drilling program delineated eight individual zones of gold mineralisation.

AMD ceased all exploration activities in 1999. Exeter acquired the project in 2003, and between this date and 1999 no work was performed on-site by any companies.

In late 2003 Exeter commenced a program of detailed infill/extension drilling and surface geochemistry designed to lift the resources, amenable to open pit mining, on the El Cuello, La Luna, El Ojo and La Mandibula prospects to Indicated and /or Measured Mineral Resource categories. This work program formed part of a scoping study designed and managed by Sydney-based Sandercock & Associates Pty Ltd., mining industry consultants. As of the end of February 2005, a further 5,243.55 metres of diamond core and RC percussion drilling were completed in 87 holes, and 2,050 metres of sawn channel sampling.

In 1999 AMD calculated a global mineral resource for Don Sixto via the manual polygonal cross sectional method of estimation. This work delineated an Inferred Mineral Resource of 720,000

ounces of gold based on 12 Mt grading 1.8 g/t gold at a cut-off of 0.5 g/t Au (according to the CIM Mineral Resource and Mineral Reserve Definitions).

In early 2005 Hellman & Schofield Pty Ltd ("H&S") were consulted to prepare a revised resource estimates for the El Cuello, La Luna, El Ojo and La Mandibula prospects.

The El Cachete prospect global resource was re-estimated internally utilising a manual polygonal cross sectional method. Although new geological models were utilised in the El Cachete estimation process, it was deemed inappropriate to use computer estimation methods at that time, due to a lack of substantial drilling density. The previous resource estimation figures for the Labio East, South and West prospects were utilised, as no new geological information was available at the time.

In 2006 H&S reviewed and validated the project database for completeness and accuracy (this review was updated in 2007) utilizing a number of general and detailed checks of the database against original data sources. Checks were made of collar locations, down hole surveys, geology and assays. A total 6% of all holes were audited in this way.

In 2007 H&S reviewed the quality control data (QAQC) and prepared revised resource estimates for the El Cuello, La Luna, El Ojo, La Mandibula and Central Vein Zone (which comprises Labio East, Labio West, Labio South and Mercedes) prospects. The new mineral resource estimates (comprising gold, silver and sulphur) were made following a three week visit to Mendoza Province towards the end of April and beginning of May, 2007.

QAQC measures implemented at Don Sixto includes the routine use of analytical standards and blanks, the collection of RC field duplicate samples and limited check assay programs using an independent laboratory. Analysis of this data shows that the accuracy and repeatability of the assay data is at an acceptable level and that there is little evidence of sample contamination. Twin diamond and RC holes show some large difference in grade that need to be further investigated.

Estimates of gold grades were made using Multiple Indicator Kiging (MIK) whilst silver and sulphur were estimated utilising OK. Average density values were assigned to the models by rock type for calculation of resource tonnage. MIK estimates the proportion and grade of mineralization for an assumed selective mining unit ("SMU") within a larger panel (or "block") for a range of cut-off grades. The deposit is divided into panels and in the case of Don Sixto, a panel size of 5 m wide x 25 m long x 10 m high was deemed suitable for the data spacing. Within these panels, two SMU's sizes were utilised: for vertical to near vertical domains, an SMU of 2.5 m width x 5 m length by 5 m height was used, and for flat to shallow dipping domains an SMU of 2.5 m width x 5 m length by 2.5 m height was used.

The estimates include the dilution incurred when mining the resources at the assumed SMU. This methodology can result in a resource estimate of higher tonnes and lower grade than more traditional estimation techniques, but has been found to more closely match production tonnes and grade than the other grade estimation techniques.

The El Cachete prospect resource remains unchanged from the previous resource estimation exercise, which was calculated internally by Exeter (in 2005) utilising a manual polygonal cross sectional method of estimation.

Exeter provided the following information for the main prospects (Cuello, Luna, Ojo, Mandibula and the Central Vein Zone):

- The main drill hole and sawn channel databases (drill hole geology, assay, collar and down-hole surveys, channels, topography, QAQC, etc), where all of these were internally validated by Exeter and then validated by H&S.
- Wireframe models of geological features (which included vein envelopes, faults and base of the lower member of pyroclastic rocks) and gold mineralization (at a 0.5 gram per tonne ("g/t") gold cut-off) which assisted in differentiating the various styles of mineralization that exist at each prospect and also assisted in defining interpreted mineralisation domain boundaries for data analysis and resource estimation.

Results of the new gold resource estimates, at a 0.5 g/t and a 1.0 g/t cut-off are tabulated below:

Table 1 Don Sixto Gold Resource Estimates at a 0.5 g/t gold cut-off

	Measured			Indicated			Measured & Indicated			Inferred		
	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au
Cuello	1.49	1.83	88	3.80	1.39	170	5.28	1.51	257	1.85	1.20	71
Ojo	1.43	1.63	75	1.49	1.25	60	2.92	1.44	135	0.71	1.05	24
Luna	1.71	1.58	87	4.50	1.23	178	6.21	1.32	265	1.79	1.07	61
Mandibula	2.77	1.00	89	1.77	1.09	62	4.54	1.03	151	4.24	0.93	126
CVZ*	0.75	2.51	61	0.76	2.24	55	1.51	2.38	116	0.35	1.52	17
Cachete	-	-	-	-	-	-	-	-	-	0.35	3.08	35
TOTAL	**8.15**	**1.52**	**400**	**12.32**	**1.32**	**525**	**20.46**	**1.40**	**924**	**9.29**	**1.12**	**334**

Table 2 Don Sixto Gold Resource Estimates at a 1.0 g/t gold cut-off

	Measured			Indicated			Measured & Indicated			Inferred		
	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au
Cuello	0.84	2.68	73	1.87	2.09	125	2.71	2.27	198	0.84	1.78	48
Ojo	0.79	2.37	60	0.62	2.03	40	1.41	2.22	101	0.20	1.95	13
Luna	0.91	2.35	68	1.82	2.01	118	2.73	2.12	186	0.51	2.02	33
Mandibula	0.90	1.63	47	0.66	1.73	37	1.56	1.67	84	1.10	1.60	57
CVZ*	0.46	3.67	54	0.46	3.24	48	0.92	3.45	102	0.15	2.62	13
Cachete	-	-	-	-	-	-	-	-	-	0.33	3.39	36
TOTAL	**3.90**	**2.41**	**302**	**5.43**	**2.11**	**368**	**9.34**	**2.23**	**670**	**3.13**	**1.98**	**200**

Notes:

(*) CVZ or Central Vein Zone comprises the Labio East, Labio West, Labio South and Mercedes prospects.

"Mt" represents million tonnes, and "koz" represents thousand ounces.

Early in 2007, the Mendoza Province Governor, J. Cobos, vetoed a proposal of the Mendoza Senate that would have suspended the issuance of new mining-related permits. In early June, the Governor introduced legislation that suspended environmental approvals for 90 days, citing the fact that the Senate commission had not completed a review of proposed environmental regulations for mining.

On June 20, the Mendoza government passed legislation prohibiting the use of chemicals typically used in the extraction of gold and other minerals. This legislation effectively has put Don Sixto on hold.

Government elections are to be held in Mendoza during October. The company continues to work with relevant authorities and other affected mining companies to identify acceptable solutions, and in parallel is assessing avenues for legal recourse.

2.0 INTRODUCTION

Exeter, a Canadian company based in Vancouver, British Columbia requested the authors to prepare an updated report detailing the 2007 resource estimation estimate of Don Sixto located in Mendoza Province, Argentina. This "Technical Report" as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects conforms with the requirements of Form 43-101F1.

This report is an update of the previous Technical Reports ("TR") on Don Sixto, by Verzosa (2002), Harley (2004) and Allen & Williams (2005). This TR includes all of the 2004 to 2006 data, and geological and exploratory ideas.

M.T. Williams, as Exploration Manager for Exeter Resources has managed all exploration activities on-site from 2005 to the present. Dr. G. L. A. Delendatti, as Don Sixto Site Manager for Exeter Resources has supervised and coordinated all exploration activities on-site from 2005 to the present.

This report was prepared by Arnold van der Heyden, MAusIMM., and Dr William Yeo, MAusIMM ., both employees of Hellman & Schofield Pty. Ltd. ("H&S"). H&S were contracted to prepare a mineral resource for Don Sixto, based on data and geological models supplied by Exeter. A. van der Heyden and W. Yeo serve as the independent Qualified Persons. They visited the Don Sixto Project site for nine (9) days with an additional nine (9) days in the Exeter Mendoza office (16 April to 6 May, 2007). In that time they reviewed data collection procedures, sampling methodologies, geological mapping, interpretations and resource modeling. Drill core, RC chips, channel sample lines and selected collar locations were inspected and substantiated.

All units are metric unless otherwise stated. Four local drilling grids are used over the main deposits based on the strike direction of the mineralised units. These grids can be referenced back to the Argentinean Gauss Kruger projection (similar to UTM), faja 2, Campo Inchcauspie datum.

2.1 Sources Of Information

This report is based mainly on information obtained from exploration activities undertaken at Don Sixto by AMD between 1996 and 1998 and Exeter in 2003-2007. The authors have access to all reports and field data obtained/prepared by AMD and all drill core and percussion chip cuttings from drilling programs undertaken by AMD. The authors also have access to all exploration data obtained by Exeter on Don Sixto in 2003-2007. Additional information on the regional geology and stratigraphy is based on literature in the public domain. Various unpublished technical reports prepared for AMD were examined.

Consultations were made with an Argentine mining lawyer regarding land disposition and the acquisition of mineral rights in Argentina.

3.0 RELIANCE ON OTHER EXPERTS

The authors have relied upon the expert opinion of Dra. Patricia Inzirillo, a specialist Argentine mining lawyer, as to the status of the mining tenements at Don Sixto and the Argentine mining law in general. The authors have relied on opinion from Dra. Inzirillo with respect to the option agreement between Cognito Limited and Mssrs. Carotti and Rubinstien, the owners of the Don Sixto mining tenements.

4.0 PROPERTY DESCRIPTION AND LOCATION

A comprehensive property description and location of Don Sixto is detailed in the following Technical Reports:

Harley, R.A., 2004: Update Report on the La Cabeza Gold Property, Mendoza Province, Argentina. Prepared for Exeter Resource Corporation., dated 11th November, 2004.

Verzosa, R.S., 2002: Summary Report on the La Cabeza Gold Property, Mendoza Province, Argentina. Prepared for Exeter Resource Corporation., dated 24th October, 2002.

Both of these documents have been previously lodged with the Canadian Securities Administrators and are available for viewing on the System for Electronic Document Analysis and Retrieval ("SEDAR") at http://www.sedar.com.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

A comprehensive description of accessibility, climate, local resources, infrastructure and physiography of Don Sixto is detailed in Harley (2004) and Verzosa (2002). Both of these documents have been previously lodged with the Canadian Securities Administrators and are available for viewing on SEDAR at http://www.sedar.com.

6.0 HISTORY

A comprehensive description of the history of Don Sixto is detailed in Harley (2004) and Verzosa (2002). Both of these documents have been previously lodged with the Canadian Securities Administrators and are available for viewing on SEDAR at http://www.sedar.com.

7.0 GEOLOGICAL SETTING

7.1 Regional Geology

Regional mapping by AMD encompassed an area near the eastern edge of a regional sedimentary basin to the east of the Andean cordillera. The region is mainly characterized by a thick succession of volcanic and sedimentary units starting from Precambrian metasediments and younger volcaniclastics to Quaternary basalts. Regional dips are shallow and the dominant faults are normal, generally trending west to northwest. Within the region is the Agua Escondida area where several mineral occurrences are found including the gold showings at Don Sixto (Figure 1).

7.2 Local Geology

In the Agua Escondida area, the basement rocks of the region consist of Pre-Cambrian meta-sediments greenschist and amphibolite facies which are unconformably overlain by a Carboniferous shallow marine and non-marine sediments belonging to the Agua Escondida Formation (Narciso et al, 2001), consisting of quartz sandstones, siltstone, greywackes, conglomerate with minor inter-bedded limestone, which are intruded by younger granites of probable Carboniferous age. This unit is uncomformably overlain by the Permian-Triassic Choiyoi Group consisting of mesosilicic to felsic volcanics, volcaniclastics and pyroclastic rocks and associated felsic intrusives.

The Choiyoi Group has been divided into two sections by Llambias et al. (1993) on the basis of the main lithological and geochemical characteristics: a) The Lower Section, dominant mesosilicic in composition and; b) the Upper Section, which is mostly felsic. The Lower Section (Lower Permian in age) is represented in the region by a mesosilicic to felsic volcanic and volcaniclastic rocks encompassed in the Agua de Los Burros Formation. This stratigraphic unit is conformably overlain by the felsic Upper Section (Upper Permian to Triassic in age) and consists of rhyolite ignimbrites and domes encompassed in the Choique Mahuida Formation (Narciso et al, 2001). Whole rock K/Ar age dating for this felsic unit ranges from 266 to 215 ± 10 Ma (Linares, 1977; 1979).These rocks are intruded by NW-SE to N-S trending felsic dykes belonging to the Triassic El Portillo Group.

The sedimentary sequence, including the volcaniclastics at the base of the Choiyoi Group suggests alternating environments of transgressive and regressive seas. The deposition of limestone and greywacke was during a period of transition followed by rapid subsidence and peneplanation of the dominantly igneous hinterland resulting in a thick accumulation of volcaniclastic rocks. The trachyandesites and trachybasalts occurring in the vicinity of Agua Escondida are thought to be at the upper part of the Lower Section and could very well be a basal facies of the succeeding rhyolite and ignimbrite sequence. The characteristics on the volcanism of the Choiyoi Group suggest a transition from a compressive regime to an unorogenic extensional regimen (Sato and Llambías, 1993).

The rhyolite and ignimbrite, combined as one mappable unit are extensively exposed on the south central and northwest part of the map area. The unaltered ignimbrites are dark maroon to grey, with abundant K-feldspar, plagioclase and quartz phenocrysts. They outcrop as massive although extensively fractured units forming the rolling to rugged topography in the immediate vicinity of the Don Sixto area.

The Tertiary and Quaternary basalts that cover extensive areas in the central and western part of the Agua Escondida area appear associated with volcanic cones that abound nearby. The basalts show strong magnetic response in airborne surveys. The flood plains and small valleys are covered with thick alluvium and colluvium that contain appreciable amounts of magnetite rendering ground magnetic surveys difficult if not impossible to interpret.

In the Agua Escondida area, the distribution of progressively younger rocks toward the northwest may be coincident with a northwesterly regional dip. This observation is also consistent with the interpretation of the area having been a small re-entrant along the eastern margin of a regional northerly basin during the Permian. The dominant structural features in the Agua Escondida region are principally in NW, N and NE orientations. The rocks of the region dip approximately to conforming open-folds bordered by NW faults. The position of the stratigraphic units suggest an earlier extensional structural activity along NW-SE structures with a further reverse reactivation which is similar to other regions dominated by the Gondwana magmatism such as the Cordillera Frontal.

Figure 1 **Regional Geology and Mineral Occurrences – Agua Escondida Area**


INTERPRETED STRUCTURES
Fault
MINERALISATION
Small Mine
Prospect/Pit
EXETER RESOURCES CORPORATION
REGIONAL GEOLOGY
& MINERAL OCCURENCES
AGUA ESCONDIDA AREA
MENDOZA PROVINCE, ARGENTINA

Figure 2 **Schematic Columnar Section – Agua Escondida Area**


TERTIARY–QUATERNARY
CARBONIFEROUS–PERMIAN
PRE–CAMBRIAN
Unconformity
lower Tertiary
Mesozoic
Unconformity
Alluvium and Colluvium containing significant amounts of Magnetite
Basalts
Ignimbrite intruded by granitic stocks and dykes <200m thick
Trachybasalt / Andesite, Thin Flows, Breccia
Volcaniclastic Sandstone (greywacke)
Quartzites / Siltstone, carboniferous(?), pyritic, 100m–200m thick
Unconformity
Granite
EXETER RESOURCES CORPORATION
SCHEMATIC COLUMNAR SECTION
AGUA ESCONDIDA AREA
MENDOZA PROVINCE, ARGENTINA
MAP SOURCE: AMD (1999)

7.3 Property Geology

At the south central portion of Aqua Escondida lies a smaller block referred to as the Don Sixto Prospect. Here, detailed exploration work including drilling defined nine areas of significant gold mineralisation. These areas of mineralisation are denoted as Cuello, Cachete, Labio East, Labio South, Labio West, Luna, Mandibula, Mercedes and Ojo (Figure 3).

The geology of Don Sixto consists of a lower sequence of sediments referred to locally as the "basement" which is overlain by volcaniclastics and pyroclastics. These rocks are assigned to the Carboniferous age Agua Escondida Formation (Narciso et al, 2001) and include shallow marine and non-marine sediments consisting of quartz sandstones, siltstone, greywackes and conglomerate with minor inter-bedded limestones. Overlying the basement sediments is a volcaniclastic unit encompassing crystal-lithic bearing, tuffaceous volcanic sandstone with an overall intermediate to felsic composition. The contact between this unit and the basement sediments has no surface exposures in the project area and has been intersected by drillholes. A discontinuous basalt unit is observed between the volcaniclastic unit and the overlying felsic pyroclastic unit, where the felsic unit is interpreted as the Upper Section of the Choiyoi Group (Choique Mahuida Formation). This felsic pyroclastic has been divided in two sub-units, based on field relationships, textural characteristics and chemical variations. These two sub-units, which are currently referred as lower and upper member, are thought to be formed by two main volcanic eruptions.

Dean Williams (2006) completed a volcanic stratigraphic study on the felsic pyroclastic sequence at Don Sixto. In detail the lower member includes moderately to densely welded crystal-lithic fragments fiamme tuffs with miarolitic textures and poorly welded lithophysae - wispy pumice pyroclastics towards the top whereas the upper member, which contains a higher proportion of quartz crystal fragments, included levels of densely welded monolithic lapilli tuffs, massive crystal tuffs and crystal – fiamme tuffs. Multiple phases of felsic porphyry rocks, comprising early fine to medium grained dome or flow-dome and late coarse grained sill-dyke rocks ntrude the felsic pyroclastic flows.

The mineralization in the main prospects is preferentially hosted by moderately to densely welded pyroclastics encompassed within the lower member, nearby to the contact with the porphyries interpreted as flow domes. The upper member although pre-mineral in age is generally propylitic to unaltered and does not show evidence of mineralization, suggesting that it have formed a cap to hydrothermal fluids along structurally prepared corridors. The felsic domes are interpreted to be intruded into their own volcanic piles following NE trending structures. The felsic domes are also preferentially mineralized in some deposits. Mineralization also occurs in the underlying sedimentary basement and the volcaniclastic unit, generally in the vicinity of the flow domes where these rocks are hydraulic fractured.

The later coarse grained felsic dykes are barren and interpreted as post-mineral. The porphyry corridor, especially in the contact zones with the felsic pyroclastics and the older sediments are areas with excellent potential for guide to additional mineralisation. Potential for additional resources is deemed to exist in the later N-S to NNE-SSW oriented tensional structures and in breccia and stockwork bodies emplaced close to underlying intrusions along NW transpressive fault zones.

The attitude of the felsic pyroclastic sequence at Don Sixto strikes northwesterly with a shallow average dip of 10 to 30 degrees to the northeast in the Luna, Ojo and Mandibula prospects whereas

at Cuello and Cachete the sequence dips 10 to 40 degrees to the south – southwest. Younger rocks are cropping towards the south and southeast of the property.

The chief structural trends within the prospect area are NW_SE, NE-SW, N-S and E-W trending structural systems regionally controlled by a first order NW transcurrent structure. Structure geometry and kinematics determined from surface mapping and drilling information suggest that the volcanic sequence hosted at Don Sixto might have been accumulated in a "pull-apart" basin controlled by NW-SE structures. These structures were reactivated by two compressive deformation processes that cause partial inversion: the first (D1) as a result of an N to NNE sub-horizontal pre to syn-mineral contraction and the second (D2) being formed during a post mineral NW contraction (Coughlin, 2005) generating vertical extensional and down slip movements along NW-SE, E-W and N-S structures. Geometric and kinematic information, cross-cutting relationships between structures, veins and brecciation types and hydrothermal alterations styles suggest that the mineralization was controlled by NW-SE brittle dextral shears (Luna, Ojo, Mandibula, Mercedes and Cachete), associated with E-W left lateral and N-S to NNE-SSW pure extensional structures (at Cuello and Labio East, West and South), with all them related to the D1 contraction event within a transpressional regimen (Coughlin, 2005).

Figure 3 Don Sixto Project – Surface Geology


LUNA
OJO
LUNA EXTENSIONS
OJO EXTENSION
OREJA
CENTRAL
VEIN ZONE
11000 N
LABIO WEST
MANDIBULA
MERCEDES
400m
LABIO SOUTH
LABIO EAST
Alluvium
Felsic Dykes
Volcanics
Porphyry
Breccia
Epithermal veins
Intepreted Faults
Drillholes
CUELLO NORTH
CUELLO WEST
CUELLO EAST
CACHETE
BARBILLA
CUELLO
CUELLO SOUTH
10000 E
APRIL 2007

8.0 DEPOSIT TYPES

All of the gold deposits at Don Sixto are either quartz vein fillings or quartz replacements in shear and/or breccia zones in volcanics. The veins are generally discontinuous and lenticular, pinching and swelling within short distances. The thickness of the individual veins range from a typical 2 metres to a maximum of 21 metres at the Cuello deposit. The longest zone of veining is observed at Mandibula, where it discontinuously follows the footwall of a breccia zone for some 800 m.

The altered lower pyroclastics and felsic porphyries, as well as sediments at Don Sixto host widespread occurrences of anomalous gold values. Detailed exploration, which includes drilling of the identified alteration zone, has identified eleven prospects within a 5 km^2 area. The prospects dilineated to date incluye; El Cuello, El Ojo, La Luna, La Mandibula, the Central Vein Zone (CVZ which includes El Labio East, El Labio West, El Labio South and Mercedes), El Cachete, La Barbilla and La Oreja. In general the individual prospects occur as veins along or close to recognizable regional north and northwesterly structural trends.

9.0 MINERALISATION

Mineralisation in the Don Sixto Prospect is essentially a gold-silver, silica-sericite/ illite- adularia low sulphidation epithermal system with low pyrite (<2%), minor clay alteration, and minor base metal mineralisation. Variations in style and mineral assemblages between the individual deposits seem to indicate multiple phases of mineralisation within their immediate area. In general, mineralisation is deemed to be structurally and stratigraphically controlled, preferring contacts between the ignimbrite-fine grained porphyry phases and the contact with the underlying volcaniclastics. Gold values do not, as a rule, extend into the wall rock. Polished sections of samples from La Luna, El Ojo and El Cuello conducted by Townend (2005) demonstrate the presence of traces of sulfides in addition to pyrite such as chalcopyrite ± galena, pyrrhotite, marcasite, chalcocite, blue covellite and rutilo. Oxidation is moderate in intensity and dominated by hematite, goethite and jarosite. Gold mineralization consists of free gold and electrum included in silica, pyrite and goethite.

The prospects vary in styles of mineralisation depending on local structure, stratigraphy and alteration. The various styles of mineralisation include breccia-hosted, colloform epithermal veins, massive quartz veins, sheeted quartz veins, quartz stockworks, and associated with disseminated sulphides (pyrite in particular). Some of the prospects are multi-veined while others are segmented by cross faults. Geometric and kinematic information, cross-cutting relationships between structures, veins and brecciation types and hydrothermal alterations styles suggest that the mineralization was controlled by NW-SE brittle dextral shears (Luna, Ojo, Mandibula, Mercedes and Cachete), associated with E-W left lateral and N-S to NNE-SSW pure extensional structures (at Cuello and Labio East, West and South), all them related to the D1 contraction event.

Four main styles of mineralization controlled by the structural setting, fluid pressure and hydrothermal alteration have been identified:

1. Quartz veins emplaced in brittle shear zones which are controlled by NW-SE dextral strike-slip faulting with subordinate EW conjugated structures dipping 60°-75° to the NE. This style of quartz veining has been chiefly observed at the La Luna, La Mandibula, El Cachete and Mercedes prospects.

2. Pure extensional quartz veins filling N-S and NNE-SSW structures and dipping 60-80°. This style is observed at El Cuello and El Labio prospects.

3. Quartz veins which are sub-parallel to the ignimbrite bedding planes. These veins are NW-SEtrending and dip gently to the SW. This style is observed at the La Luna and El Cachete prospects.

4. Zones of stockworking and hydraulic fractured brecciation with a chalcedonic silica matrix. These textural fabrics are mainly controlled by up-rising hydrothermal fluid pressure related with NW-SE brittle sheare zones. This style is observed at the La Luna, La Mandibula and El Ojo prospect.

9.1 El Cuello Prospect

The El Cuello prospect comprises three north-trending sub-parallel and easterly steeply dipping veins systems (Main or central, East and West) within a mineralized corridor of at least 250 meters

in width, contained in the lower pyroclastics or at the contact of the ignimbrite and porphyry. The Main El Cuello vein varies rapidly in thickness from 1.5 m to 25 m and has been drilled over a strike length of 650m, which includes a 200 meters southern extension confirmed with new drilling. The easternmost vein show similar geochemical characteristics to the central portions of the Cuello Zone, suggesting they could join at depth as a potential "feeder zone" to the hydrothermal system. A barren felsic porphyry dyke occurs along the western contact of the main Central zone with the westernmost vein system, averaging about 10m in thickness, and there is a thin cover of alluvial sand over much of the deposit. The westernmost N-S sheeted vein system has been tested along 270 meters of strike length.

9.2 El Ojo Prospect

Mineralisation at El Ojo comprises quartz-limonite (after pyrite - arsenopyrite) micro-veinlets, siliceous hydraulically fractured breccias, stockworks and "poddy" veins hosted in felsic pyroclastics and fine grained porphyries controlled by northwest transpresive faults. A substantial proportion of the mineralization is hosted by the sediments included in the local basement and is also preferentially developed in fine grained porphyry as halo parallel to a central barren coarse grained porphyry plug or dyke that dips around 40 degrees to the northeast and averages 15 m in thickness. Drilling has defined mineralisation over an area 200m x 250m in the main prospect area.

9.3 La Luna Prospect

This prospect comprises two mineralized areas, an eastern area and a western area, separated by a tranpressive NW-SE fault dipping 45 – 60 degrees to the northeast and for a block of barren basement sediments, 50 meters in wide. The eastern area, which is the best mineralized, is formed by two main northwest mineralized zones within a 90 meters wide extensive area of epithermal quartz veins, stockwork veins, silicification and brecciation hosted in both fine-grained porphyry and felsic pyroclastics belonging to the lower member. One of these zones is sub-vertical and the other is formed by two en-echelon vein systems which dip gently to the southwest. The western area is a new mineralized vein system, referred as Luna Extensions, which has extended gold mineralization west of the previously defined zone. The southernmost part of this NW-SE vein system occurs under the sand cover, dips shallowly to the southwest and is hosted by the lower member of the basal pyroclastics and the felsic porphyry. The La Luna is prospective for a bulk mineable low grade deposit.

9.4 La Mandibula Prospect

A northwesterly-trending ridge of silicified, quartz-veined and brecciated felsic pyroclastics belonging to the lower pyroclastic unit dominates the La Mandibula prospect. Two main mineralization zones have been identified at Mandibula within a NW mineralized corridor of approximately 800 meters along strike and 50 to 95 meters of wide. The main mineralized domain is the easternmost and it is closely related with the Don Sixto Fault, a major NW transpresive fault. This eastern domain strikes NW and dips 45 to 65 degrees to the northeast. A second NW sub-vertical mineralization zone takes places west of the main. Two gold mineralized brecciation pulses have been differentiated at the prospect. Contact relationships indicate firstly a hydraulic-fractured brecciation pulse characterized by dark grey silica cement and a second later stage related to the Don Sixto Breccia, a hydraulic – tectonic breccia characterized by deposition of low

temperature silica and hypogenous hematite. High grade gold mineralization related to a grey chalcedonic silica matrix was intercepted in drilling and channel sampling within the Don Sixto Breccia. Southern and western extensions of the mineralization have been intercepted by drilling, under areas where previous rock chip sampling returned no significant gold mineralization.

9.5 Central Vein Zone (CVZ)

The Central vein zone comprises the El Labio East, Labio West, Labio South and Mercedes prospects. The CVZ occurs north of the Don Sixto fault zone, which separates the CVZ from the Cuello prospect to the south and Mandibula to the west. A major barren felsic porphyry dyke separates the Labio East prospect from Mercedes to the north-east.

9.6 El Labio East Prospect

This prospect is a north-south steeply dipping vein system up to 3m wide in fine-grained porphyry and silicified ignimbrite and traceable for 200m along strike. New drilling confirmed the southern high angle plunge within the vein system intersecting high grade mineralization in non-outcropping sub-parallel veins. Mineralisation is mainly a colloform banded quartz + adularia sub parallel veins in sharp contact with the wall rock. The El Labio East prospect confirmed his potential for a small high grade and near-surface deposit.

9.7 El Labio West Prospect

The El Labio West prospect is a 150m long northerly-trending silicified zone in altered ignimbrite, crystal tuff and fine-grained porphyry. Mineralisation occurs as quartz + adularia(?) veins and pervasive silicification near the base of the ignimbrite sequence, discrete well- developed sheeted veins in underlying volcaniclastic sandstones and weak silicification in underlying quartzites. El Labio West is hosted within a post-mineral up-thrown block as is indicated by the significant amount of mineralization hosted by the tuffaceous volcaniclastics and sediments underlying the shallow felsic pyroclastics.

9.8 El Labio South Prospect

The El Labio South prospect is located within a zone of brecciation and silicification extending along strike for 150m to 200m. The style of mineralisation is similar to that at El Labio West, with sheeted quartz veins and extensive silicification in ignimbrite.

9.9 Mercedes Prospect

The Mercedes prospect is a 250m long northwesterly-trending silicified zone hosted by ignimbrites belonging to the lower pyroclastic unit and fine-grained porphyry. Gold mineralisation occurs within quartz brecciated veins, stockworks and pervasive silicification near the base of the ignimbrite sequence.

9.10 El Cachete Prospect

This prospect includes all the areas of quartz veining southwest of La Mandibula and west of La Barbilla. The host is a thick sequence of ignimbrites which occasionally contain volcanic clasts. Alteration show strong to pervasive silica-sericite with minor pyrite. Mineralisation is mostly associated with isolated pods of silica and discontinuous veins containing varying amounts of quartz, magnetite, chlorite, amphibole, and fluorite. A main vein up, to 2 metres wide, extends over a minimum 250 metres. The quartz veining is contained within an area 600m x 300m.

9.11 La Barbilla Prospect

This prospect comprises northerly-trending, steeply dipping quartz and quartz-magnetite veins in a zone of altered ignimbrites. The veins form a steep ridge for approximately 125m along strike. The vein zone is up to 5m wide although the individual veins rarely exceed 2m.

9.12 La Oreja Prospect

Altered ignimbrites and fine-grained porphyry underlie the La Oreja prospect comprising an eastern and western zone. Mineralisation is contained in quartz veins, silicified zones and locally brecciated volcanics.

10.0 EXPLORATION

10.1 Exploration by AMD (1996-1998)

A comprehensive description of exploration activities by AMD at Don Sixto is detailed in Harley (2004) and Verzosa (2002). Both of these documents have been previously lodged with the Canadian Securities Administrators and are available for viewing on SEDAR at http://www.sedar.com.

10.2 Exploration by Exeter (2003-2006)

A comprehensive description of exploration activities performed by Exeter between 2003 and 2004 at Don Sixto is detailed in Harley (2004). Details from Harley (2004) are included below to fulfill the technical reporting requirements of NI 43-101 along with additional work performed by Exeter up to the end 2006.

Exploration activities by Exeter between 2003-2006 has focused on more detailed assessments of the main areas of mineralisation as outlined by the AMD exploration, being the La Luna, El Cuello, La Mandibula, El Ojo, Central Vein Zone (which comprises Labio East, Labio West, Labio South and Mercedes) and El Cachete prospects. Activities were also focused on locating additional centres of mineralisation, where initially, exploration focused on the interpreted prospective porphyry-ignimbrite contact and potentially favourable structural positions in both outcrop zones and the intervening sand-covered areas. These activities included geological mapping, channel geochemical sampling, rock-chip sampling, diamond and reverse circulation percussion drilling and bedrock percussion drilling geochemistry. A review and reprocessing of the previously-acquired ground magnetic data was completed.

10.2.1 Geologic Mapping

The El Ojo, La Mandibula, La Luna, Labio East, Labio West, Labio South and Mercedes prospects, as well as portions of El Cachete prospect, and the eastern and western parts of El Cuello prospect have been geologically re-mapped at 1:500 scale to provide greater detail on the distribution of lithologies, quartz veining, alteration and structure to assist in correlations with geological data obtained from drilling. No new mapping was undertaken at the central part of El Cuello prospect due to the limited amount of exposure at surface.

10.2.2 Geochemistry

10.2.2.1 Rock Chip Geochemistry

Further continuous rock chip sampling has been undertaken at the La Luna, El Cachete, El Ojo, Labio East, Labio West, Labio South and La Mandibula prospects. Sampling mainly targeted quartz veins (Luna, Cachete, Mandibula prospects) or zones of siliceous breccia (Ojo prospect) that were previously unsampled or undersampled by AMD. Furthermore sampling was used to explore areas with non obvious mineralization at surface and non drilling information, given the good results returned by the first stage of spot and continuous rock chip sampling at Mandibula. Sampling comprised either spot chip samples or chip channel samples to make up samples

weighing between 3-5kg each. A total of 1969 rock chip samples have been collected by Exeter between 2004 and 2006.

Rockchip samples have been analysed for gold only by fire assay (50g Au F.A with either an A.A.S. or gravimetric finish, 1ppb Au detection limit). Samples were submitted to the ALS-Chemex sample preparation facility in Mendoza, Argentina with analysis undertaken at the ALS-Chemex laboratory in La Serena, Chile.

Results include gold values up 9.14 ppm Au at La Luna prospect, 12.7 ppm Au at El Ojo prospect, 21.8 ppm Au at the Mandibula prospect, 84.6 ppm at Labio West prospect, 131.5 ppm at the eastern part of El Cuello prospect and 157.0 ppm Au at the Cachete prospect,. Some of these areas have been tested by drilling.

10.2.2.2 Channel Rock Sample Geochemistry

A total of 93 sawn channel rock sample traverses totaling 4,145.2 metres has been undertaken on eight prospects at Don Sixto to provide an accurate and representative assessment of the surface geochemistry/mineralisation.

A 60mm wide by 30mm deep channel (approximately equivalent to half HQ core) is cut into the surface rock using a portable electric handsaw with a diamond-tipped blade. The sample is then collected in two metre intervals using an electric hammer drill to break the sawn rock within the channel. The geology of the channels is logged by an experienced geologist. Where there is good outcrop, channels are cut directly into the outcropping rock. In places where there is shallow soil or scree cover, the areas to be channel-sampled have been cleaned by hand and/or bulldozer to expose bedrock prior to the cutting of the channels. In some cases, the cleared areas were washed down to better expose the bedrock. Zones where definite bedrock could not be exposed (i.e. zones of caliche (hardpan)) were not sampled.

In general, channel samples have been cut over the surface trace of existing drill sections to provide direct surface assay correlations with drilling assay data. In some cases, channels have been cut between drill sections to provide additional surface geological and geochemical data.

Channel samples have been collected every two metres or less as dictated by geology along the channel. Depending on the length of sample, sample weights ranged between 1.2 and 16 kilograms with an average sample weight of 7.4 kilograms. All channel samples have been assayed by ALS-Chemex for gold only by fire assay (50gm/ AAS or gravimetric finish, 1ppb Au detection limit). The location of the start and finish point of each sample has been surveyed by a professional surveying contractor to provide an accurate location and level of each sample that can then be correlated directly with drill assay and geology data.

Channels have been cut and sampled at the following prospects:

- La Luna Prospect – 25 channels between 20m and 50m apart for a total of 1,346.5 metres (659 samples)

- El Ojo Prospect – 10 channels approximately 25 metres apart for 819.4 metres (398 samples)

- El Cuello Prospect – 14 channels approximately 20 metres apart for 501.3 metres (234 samples)
- La Mandibula Prospect – 17 channels approximately 25 metres apart for 762.5 metres (404 samples)
- Labio East Prospect – 11 channels separated 20 to 30 metres, for 220.0 metres (127 samples)
- Labio West Prospect – 5 channels separated 20 to 30 metres for 190.2 metres (95 samples)
- Labio South Prospect – 2 channels separated 15 metres for 100.8 metres (53 samples)
- Mercedes Prospect – 9 channels separated 15 to 35 metres for 204.5 metres (102 samples)

As the channel samples are collected over an irregular surface, the true width of mineralisation from each sample is variable dependant on the surface slope and the orientation (dip) of the mineralisation at surface. Hence the results are best used as a guide to confidently project mineralisation to surface from sub-surface drill hole data. Estimates of true widths of surface mineralisation can be made once data is plotted on geological cross sections incorporating topographic, geology and assay data. The results obtained from the channel sampling provide confidence in projecting mineralisation intersected in drill holes to surface.

Results from the channel sampling are shown in Appendix I.

11.0 DRILLING

A total of 545 holes have been drilled at Don Sixto in 1997-98 (AMD) and 2004-2006 (Exeter) for a total meterage of 59,084.57 metres. This includes 23,775.02 metres of predominantly HQ (28 holes for 2,276.67 meters) and HQ3 core (214 holes and two extensions of previous drill holes for 21,498.35) and 35,309.55 metres of RC percussion drilling incorporating conventional RC drilling (331 holes) and as pre-collars to diamond drill holes. A summary of drilling data is shown in Appendix II.

11.1 AMD (1997-1998)

A comprehensive description of drilling activities by AMD at Don Sixto is detailed in Harley (2004) and Verzosa (2002). Both of these documents have been previously lodged with the Canadian Securities Administrators and are available for viewing on SEDAR at http://www.sedar.com.

11.2 Exeter (2004-2006)

Between 2004 and 2006, a total of 416 holes have been drilled for a total meterage of 43,158.9 metres. A total of 187 diamond drill holes (from LCD-28) comprising 21,498.35 metres of predominantly HQ3 core, and an additional 21,660.55 metres of RC drilling (229 holes from LCP-103) that includes pre-collars to diamond holes, was completed. The location of the 2004-2005 and 2005-2006 drill holes for the Cuello, Ojo, Luna, Mandibula, Labio East, Labio West, Labio South, Mercedes and Cachete prospects are presented on Figures 4-8 respectively.

Between 2004 and 2005, Exeter undertook a program of combined diamond and reverse circulation percussion infill and extension drilling to further evaluate five prospect areas at Don Sixto. The main objective of the drilling program was to drill the La Luna, El Ojo, El Cuello and La Mandibula prospects at sufficient density to lift previously defined Inferred Mineral Resources amenable to open pit mining to Indicated Mineral Resource status. Incorporating previous drilling by AMD, these four prospects were drilled at a nominal 50m x 25m grid pattern to a depth of 60 metres below surface. During this period, between 2004 and 2005, a total of 87 holes were drilled for a total meterage of 5,243.55 metres. A total of 34 diamond drill holes (from LCD-28 to LCD-60) comprising 2,749.55 metres of HQ core and 2,494 metres of RC drilling (53 holes from LCP-103), that included pre-collars to diamond holes, was completed.

From June 2005 to December 2006, a second drilling program was undertaken by Exeter, consisting of combined diamond and reverse circulation percussion infill with the following purposes:

- **Deposit Definition Drilling:** to increase the resource confidence at the four main deposits; El Cuello, La Luna, El Ojo and La Mandibula.
- **New/Old Prospect Drilling:** to increase the resource confidence, or provide potential new resource estimates, at the following prospects; Cuello East, Mercedes, Labio South, Labio West and Labio East.

- **Exploratory Drilling:** to test conceptual targets and extensions to known mineralisation at; Cuello North, Cuello South and Falla Escondida.

- **Diamond Drill Hole Twins of RC Percussion Holes:** a program of diamond drill hole twins of RC percussion drill holes was completed to assess the quality of the RC samples, at the El Cuello, La Luna, El Ojo and La Mandibula deposits.

Between 2005 and 2006, a total of 329 holes were drilled for a total meterage of 37,915.35 metres. A total of 153 diamond drill holes (from LCD-61, which includes extensions of previous holes LCD-06 and LCD-24) comprising 18,748.8 metres, of predominantly HQ3 core, and an additional 19,166.55 metres of RC drilling (176 holes from LCP-156), including pre-collars to diamond holes was completed.

Drilling has been undertaken by Major Perforaciones Argentina; a subsidiary of the Major Drilling group based in Canada. The drilling field operations have been supervised by experienced expatriate (Canadian/Chilean) drilling supervisors. Major has used a variety of drill rigs to complete the drilling.

Core drilling has been undertaken utilizing a truck-mounted UDR 1000 multi-purpose rig, a track-mounted UDR 650 multi-purpose rig, a skid-mounted Boyles 37 diamond rig and a truck-mounted UDR 200 diamond drill rig. All core drilling has been undertaken in HQ3 size using triple tube equipment. The majority of core holes were drilled using the Ballmark orientation equipment to provide accurate core orientations. Where water was intersected in RC percussion holes, drilling was converted to diamond drilling.

RC percussion holes and percussion pre-collars were drilled utilizing the UDR1000 multi-purpose rig (large capacity compressor 1150cfm/350psi), the UDR650 (900cfm/350psi) and the Schramm T685WS (1350 cfm/500 psi). Holes were drilled with face-sampling hammers with hole diameters between 5.125 and 5.5 inches. Due to the hard and abrasive rock, drill hammer bits frequently lost gauge leading to "apparent" recovery losses.

All drill collars have been surveyed by Rodolfo Ferraro, a professional surveying contractor, using a total station EDM theodolite. Downhole surveys have been conducted at the time of drilling using an Ausmine ("Eastman-type") down-hole camera and, since March 2006, a digital reflex down-hole camera. Many holes have subsequently been re-surveyed using the Ausmine camera in open holes to provide azimuth data for RC percussion holes which can only be surveyed inside the drill rods at the time of drilling. The surveys have shown that there is little significant deviation in drill holes.

11.2.1 Bedrock Drilling and Sampling Program

A systematic program of bedrock drilling and geochemistry was completed at Don Sixto with the aim to gain geological knowledge and to locate new gold mineralization and in areas under shallow sand cover to further delineate drill targets, prior to conventional reverse circulation and/or diamond drill testing.

On the basis of above, 7,470 metres of "bedrock sampling" drilling (518 vertical holes) utilizing a reverse circulation hammer bit was completed in two stages. Shallow, vertical holes were drilled through areas of thin but extensive wind blown sand and caliche (hardpan) to recover samples of

the underlying bedrock (represented by a three metre sample). The drilling was focused initially on the two kilometre square area that encompasses the known mineralization with a 100 x 100 m drill pattern. When the holes intercepted anomalous gold values, a second drilling pattern of 50 m x 50 m was undertaken within the area of interest. More dense drilling grids were undertaken when the available information allowed the definition of a conceptual target. A new vein zone with gold mineralization adjacent to the Luna deposit and below twenty meters of sand was intercepted after the completion of the bedrock drilling encompassing an area of 250 meters x 250 meters, following up bedrock anomalies of 8.2 g/t Au, 2.7 g/t Au and 0.7 g/t Au within a grid of 25 m x 25 m from an initial three anomalous resu;ts ranging between 0.6 to 0.8 g/t Au from the 100 m x 100 m grid. New mineralized areas were also discovered in the southern and northern part of Ojo (in sediments and felsic porphyry respectively) that were partially tested by RC and core drilling.

The geological information provided by this program lead to the refining of the Solid Geology Map over the main mineralized prospects at the Don Sixto property. This interpretative geological map was constructed from the projection of the surface and drilling geology to the 1,250 metre RL, with a 100 metre envelope (refer to Figure 9).

None of the bedrock drill holes have been used for resource estimation purposes.

The 2004 to 2006 drilling has increased Exeter's geological understanding of the main geological and mineralisation styles at Don Sixto. Previous drilling by AMD has been validated and these previous results are consistent with those encountered by Exeter.

The geological and mineralisation models for the prospects as detailed by Harley (2004) and Allen and Williams (2005) have been significantly refined on the basis of the improvement in the geological knowledge as a consequence of the analysis of the new drilling information in conjunction with the detailed geological and structural mapping.

Incorporating previous drilling by AMD, the five main prospects, El Cuello, La Luna, El Ojo, La Mandibula and the Central Vein Zone have now been drilled on average better than a 50m x 25m grid pattern to an average depth of 150 metres below surface.

In both the AMD and Exeter drill programs all drill holes were sited, where possible, normal to the strike trend of geology and mineralisation so as to ensure that drill intercepts approximated the true thickness. Due to the nature of the mineralisation and access restrictions in steep topography this was not always the case. However, for the most part sample length and true thickness are the same.

Figure 4 El Cuello Prospect - Drill Hole Locations


CUELLO WEST
CUELLO EAST
CUELLO MAIN
CUELLO PROSPECT
1997-1998 Drilling
2004-2005 Drilling
2005-2006 Drilling
Vertical Holes
Angle Holes

Figure 5 **El Ojo Prospect - Drill Hole Locations**


OJO PROSPECT
1997-1999 Drilling
2004-2005 Drilling
2005-2006 Drilling
Vertical Holes
Angle Holes
CP-247
CP-248
CP-249
CP-317
CP-314
CP-303
CP-299
CD-184
CP-287
CP-285

Figure 6 La Luna Prospect - Drill Hole Locations


LUNA PROSPECT
LUNA EXTENSION

Figure 7 **La Mandibula Prospect - Drill Hole Locations**


MANDIBULA PROSPECT
1997-1998 Drilling
2004-2005 Drilling
2005-2006 Drilling
Vertical Holes
Angle Holes

Figure 8 **El Cachete Prospect - Drill Hole Locations**


CACHETE PROSPECT
1987-1990 Drilling
2004-2005 Drilling
2005-2006 Drilling
Vertical Holes
Angle Holes

Figure 9 **Don Sixto Project – Solid Geology 1225 m RL**


DON SIXTO PROJECT
SOLID GEOLOGY 1225m RL
APR 2007
LUNA
OJO
MANDIBULA
CVZ
CACHETE
CUELLO
Lithologies
Alteration

12.0 SAMPLE METHOD AND APPROACH

A comprehensive description of the sample method and approach at Don Sixto is detailed in Harley (2004) and Verzosa (2002). Details from Harley (2004) are included below to fulfill the technical reporting requirements of NI 43-101 along with additional work performed by Exeter up to the end of February, 2005.

The method for rock chip and channel sampling has been previously discussed in section 10.2.3 Geochemistry. This section will focus on the sampling of drill cores and RC drill cuttings. All drill holes have been designed to intersect their targets at right angles to their strike.

A total of 35,175 drilling samples comprising 21,567 core samples and 13,608 RC percussion samples have been assayed from the project.

12.1 Diamond Drilling

Diamond core holes at Don Sixto are drilled with HQ size drill bit and triple tube core barrel. Retrieved core is collected into marked wooden core boxes at the drill site and transported to a core shed near the camp for geological and geotechnical logging, photography and splitting. A company representative was present at the drill rig at all times to collect the core, inspect recoveries and, since 2004, to collect the Ballmark orientation data required for core orientation. The author (AvdH) observed the process of core retrieval, orientation and extraction from the core barrel.

The Ball Mark core orientation process involves using a flattened aluminium ring, held in place by a pin through a hole near the outer edge of the ring. The ring is marked by a freely moving ball when the core barrel is pulled from the hole, after allowing time for the ball to settle at the bottom of the hole. This system has the advantage of not delaying drilling for orientation runs, providing two barrels are available. The retrieved core barrel is then oriented using a spirit level that fits a lug in the core barrel corresponding to the position of the pin holding the aluminium ring. The position of the pin is then marked in yellow (?) pencil on the core protruding the core barrel using another spirit level.

The triple tube splits were observed being pumped from the core barrel. The retrieved core was then rolled into a spare split, where an (unsuccessful in this case) attempt was made to fit the core together and continue the oriented line. The angle between the pin and ball mark is transferred to the core from the ring using specifically designed protractors and marked as a red pencil line. The oriented core is then placed in a wooden core tray, where the end of the run is marked with a core block marked with hole depth. There is always a trained field technician at the rig to perform the core orientation and to record the preliminary core run recovery.

The core handling procedures observed by the author were carried out diligently and correctly.

Geological core logging is captured on palm-top computers using direct manual entry into MS Excel spreadsheets. Logging includes items such as lithology, alteration, texture, veining, mineralisation, oxidation and sulphide content. Detailed geological core logging is done in the core room at camp.

Detailed geotechnical logging is also performed in the core room and includes the collection of data including recovery, RQD, fracture frequency and RMR. Apart from core recovery, the geotechnical logging and data was not examined in any detail by H&S.

Core samples are prepared for dispatch to the laboratory by cutting half core samples using a diamond saw. The saw was found to be in good condition and the samples examined were generally cut appropriately (perpendicular to rock fabric or veining).

In drill cores, the contact between mineralisation and the wall rock is generally easily recognizable. After the cores were logged, the selected sampling intervals were split in half lengthwise on site using a diamond saw. In 1997 the sampling interval was either 1 metre or 2 metres depending on geological features. In 1998, a uniform sampling interval of 2 metres was adopted. Since 2004, the sampling interval was generally 1 metre with occasional shorter or longer intervals dependant on geology. One half of the cores were submitted for analysis with the other halves stored for future reference. The core samples were placed in marked plastic bags, sealed and readied for transport to the assay laboratory.

Average core recovery for both the 1997/98 and 2004/2006 diamond drilling is in excess of 90%.

A total of 21,567 core samples have been assayed:

- 421 in 1997
- 588 in 1998
- 2,208 in 2004
- 3,270 in 2005
- 15,080 in 2006

12.2 RC Percussion Drilling

RC drill cuttings are geologically logged and sampled at the drill site. Drill cuttings are sampled from the face-sampling hammer bit via a cyclone at 1 metre intervals. Dependant on site access, cuttings were either split directly by a riffle splitter attached to the cyclone (the majority of holes) or collected in a container and then split on site using a riffle splitter.

The RC sampling procedure involves weighing, splitting and preparing 3m field composites from 1m samples. The entire sample is initially collected from the sample cyclone in a large plastic bag, weighed, and then manually split to $1/8^{th}$ and $7/8^{th}$ fractions using 3 passes of a single stage riffle splitter. The $1/8^{th}$ split is then weighed and set aside for compositing, while the $7/8^{th}$ reject sample is bagged and a sample taken from this in a sieve for chip logging in the field. A spoonful of the washed chips is placed in the chip tray as a record of the 1m interval. The $1/8^{th}$ splits from each 3 consecutive 1m samples are combined to form the 3m field composite for assaying.

However, there is some concern relating to the weighting of field RC composites. The weight of the individual 1m field splits can vary considerably, resulting in an uneven weighting of the 3 samples comprising the composite. This results in the 3m composites not being prepared on an equal weight basis and composites must be prepared on an equal weight basis to be truly representative. Although Exeter have largely addressed this issue by retrospectively reassaying many 3m intervals as 1m samples, particularly those with significant gold values (>0.5g/t Au), this

was not always possible for the earlier drilling programs where sample degradation prevented resampling.

A few examples serve to highlight the problem: - samples ARG13313 comprises 3x1m samples weighing 4.0, 2.0 and 4.0 kg respectively, while sample ARG21987 comprises 3 x1m samples with recoveries of 25, 0 and 48%.

These procedures were observed by the author and were carried out in a diligent and competent manner. The riffle splitter was in good condition, with appropriately sized chutes, and was used correctly, with minimal spillage and dust.

All sample weights are recorded on a paper sheet by a field technician and these are also used to monitor sample recovery. The site geologist logs the chips onto a paper form. The logging scheme uses similar fields to those used for core logging, but also includes a column for sample moisture content.

The RC holes are kept dry using compressed air. If the sample cannot be kept dry or if sample recovery becomes poor, the hole will be stopped and continued as diamond core unless the driller can rectify these problems.

Calculated RC recoveries average approximately 70% for the 1997/98 drilling campaigns and 74% for the 2004/2006 drilling campaign. However, it is considered that these average figures understate the true recoveries particularly in the target zones. The main "apparent" loss of recovery is considered to be due to the loss of gauge of the hammer bit as a result of the highly abrasive ground resulting in hole diameters being less than the nominal gauge of the drill bit. In the latter part of the 2004 drilling campaign, systematic measurements of the bit at the start and completion of a hole indicated average hole recoveries as high as 94% with the last 14 holes having an average recovery of 80%.

In January 2006 an additional drilling procedure consisting of the measurement and recording of the diameter of the drill and shoe bits at the commencement of each hole to ensure a maximum of 3 mm tolerance (preferably 1 to 2 mm) was introduced to maximize RC recoveries, resulting in the recording of average recoveries of approximately 90 % for these holes. This is an excellent practise that H&S has not seen implemented elsewhere.

The average recovery figures also include the lower recovery values in the top few metres of the RC holes (where recoveries are as low as 5%).

A total of 13,608 RC samples have been assayed comprising:

- 1,979 in 1997
- 2,809 in 1998
- 1,292 in 2004 (616 x 3m composites; 676 x 1m samples)
- 2,168 in 2005 (1214 x 3m composites; 954 x 1m samples)
- 5,360 in 2006 (4557 x 3m composites; 803 x 1m samples)

A listing of 1997/98 and 2004 drilling assay results is presented in Allen & Williams (2005). The 2005/2006 diamond drilling and RC percussion drilling assay results are presented in Appendix III.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1 Sample Preparation

A comprehensive description of the sample preparation, analyses and security at Don Sixto is detailed in Harley (2004) and Verzosa (2002). Details from Harley (2004) are included below to fulfill the technical reporting requirements of NI 43-101 along with additional work performed by Exeter up to December, 2006.

Apart from the initial sampling of drill core and RC cuttings on site and the subsequent transport of samples to the laboratory or authorised laboratory representative, no employee or representative of either AMD or Exeter Resource Corporation has been involved with the preparation of samples for analytical purposes.

In 1997, all samples were despatched to and prepared by American Assay Laboratories (AAL) in Mendoza, Argentina. The AAL sample preparation procedure comprised:

- Sample receipt and verification
- Preliminary drying of total sample at 105° C
- Primary jaw crush of total sample to approximately –12.5mm (-1/2 inch)
- Secondary hammer mill crush of total sample to 2-3mm
- Riffle split of nominal 2-3mm material to produce 250 gram subsample
- Further drying of 250 gram subsample at 105° C (approx. 1 hour)
- Pulverisation of complete 250 gram sample to 90% passing –150#
- Sieve checking pulverised sample for presence of oversize material
- Homogenisation of pulp prior to splitting out assay sample

In 1998, all drilling samples were despatched to and prepared by the ALS-Chemex laboratory in Mendoza, Argentina. The ALS-Chemex sample preparation procedure comprised:

- Sample receipt and verification
- Drying total sample at 110 ° C
- Jaw crush total sample to 100% – ¼ inch (- 6.35mm)
- Homogenization of sample prior to riffle splitting 3kg of – ¼ inch sample
- Pulverisation of entire 3kg sample in a Labtechnics LM5 pulveriser to 85% passing -200# and 95% passing –150#.
- Riffle splitting of 250 grams of pulp for analysis.

Since 2004, all samples were despatched to and prepared by the ALS-Chemex laboratory in Mendoza. The ALS-Chemex sample preparation procedure comprised:

- Sample receipt and verification
- Drying total sample at 110° C
- Jaw crush total sample to 100% - 2.0mm
- Homogenization of sample prior to riffle splitting 3kg of – 2mm sample
- Pulverisation of entire 3kg sample in a Labtechnics LM5 pulveriser to 95% passing –150#.
- Riffle splitting of 250 grams of pulp for analysis.

In late August 2004, the sample preparation methodology was changed for drill core samples only. The sample preparation for rock chips and RC percussion chip samples remained unchanged to

that noted above. For diamond core holes LCD-56 to LCD-211, the preparation was modified to provide suitable coarse crush material for possible metallurgical testwork. The modified preparation for these five core holes was as follows:

- Sample receipt and verification
- Drying total sample at 110 ° C
- Jaw crush total sample to 100% -12.5mm
- Homogenization of sample prior to riffle splitting –12.5mm material into two equal halves.
- Storage of one half of the –12.5mm material for future metallurgical testwork
- Jaw crush remaining half of –12.5mm material to 100% passing –2mm
- Homogenization of –2mm material prior to riffle splitting 3kg of –2mm sample.
- Pulverisation of entire 3kg sample in a Labtechnics LM5 pulveriser to 95% passing –150#.
- Riffle splitting of 250 grams of pulp for analysis.

13.2 Analyses

All 1997 core samples were sent to American Assay Laboratories (AAL) in Mendoza for sample preparation and gold analyses (50g F.A/A.A finish, 10ppb detection). For further verification purposes selected samples were re-assayed for gold by fire assay in 1998 at AAL in Mendoza, AAL in Reno and ALS-Chemex in Mendoza.

All 1998 core samples were sent to ALS-Chemex Laboratories in Mendoza for sample preparation and gold analyses by fire assay (50gm F.A/AA, 0.01ppm detection). Original pulps from all samples with grade intervals > 1.0g/t Au were re-assayed by ITS-Bondar Clegg in La Serena, Chile for gold by fire assay (50gm, 5ppb detection) as part of quality control measures.

All 1997 RC percussion drill cuttings samples were sent to American Assay Laboratories (AAL) in Mendoza for sample preparation and gold analyses. Assays were completed for gold only (50g F.A/A.A finish, 10ppb detection). Selected samples were reassayed for gold by fire assay in 1998 at AAL in Mendoza, AAL in Reno and ALS-Chemex in Mendoza.

All 1998 percussion drill cuttings samples were sent to ALS-Chemex in Mendoza for sample preparation and gold analysis by fire assay (50gm F.A./AA), 0.01ppm detection). Original pulps from all samples with grade intervals > 1.0g/t Au were re-assayed by ITS Bondar Clegg in La Serena, Chile for gold by fire assay (50gm, 5ppb detection) for check assays.

In 1997, selected samples were analysed for silver by AAL by both A.A.S. (0.3ppm detection) and ICP (1ppm detection). In 1998, selected composites of gold intercepts were assayed for silver and a range of other elements at ALS-Chemex by ICP (1ppm Ag detection)

All 2004-2006 core, RC percussion and rockchip samples were sent to ALS-Chemex in Mendoza for preparation and subsequent gold analysis at the ALS Chemex laboratory in La Serena, Chile by fire assay with an AAS finish (50gm F.A/A.A, 5ppb detection). Samples assaying greater than 10 ppm gold were re-assayed at ALS Chemex by fire assay using a gravimetric finish (10 ppm detection). All samples assaying greater than 1 ppm gold were routinely re-assayed by ALS Chemex to provide a check on the original assay. Selected samples from holes LCP-106 and LCP-107 were assayed by the duplicate screen fire assay method using both, a–150# pulverization and a –200# pulverisation. The screen fire assay and check fire assaying has indicated that gold appears to be evenly distributed through samples and there is no coarse gold bias.

All 2004-2006 core as well as one metre and three metre RC percussion chip samples assaying greater than 0.5ppm gold have been assayed for silver at the ALS Chemex laboratory in La Serena by AAS (0.5 ppm detection). Samples assaying greater than 100 ppm silver have been re-assayed with a gravimetric finish.

Multi-element assaying has been undertaken by Exeter on the 2004-2006 drilling and channel samples with the aim to estimate a silver resource, as well as to model the sulphur distribution. A total of 16,567 diamond core pulp samples (80 % of the 2004/2006 core samples), 7,940 RC percussion pulp samples (90 % of the 2004/2006 RC samples) and 1,891 channel samples (90.5 % of the total samples) have been assayed at ALS Chemex laboratory at Vancouver (Canada) and La Serena (Chile). The package ME-MS41 analyzes 50 elements by aqua regia digestion and a combination of ICP-MS and ICP-AES.

The ALS Chemex laboratories in Chile, Argentina, Canada and Peru are certified to ISO9001.

13.3 <u>Quality Control</u>

Quality control procedures have included the use of geochemical standards, sample duplicates (RC samples only), geochemical blanks and check assaying.

In the drilling programs, acceptable assay values were maintained by the use of geochemical standards, sample duplicates and check assays. In the 1997 drilling programs, a geochemical standard was inserted at a frequency of approximately 1 in 20 to 1 in 30 samples. In the 1998 drilling programs, geochemical standards were inserted at a frequency of 1 in 20 samples for core samples while a geochemical standard or a duplicate was inserted at frequency of 1 in 10 samples for the RC percussion samples. In the 2004/2006 drilling programs, a geochemical standard or a blank was inserted at a frequency of 1 in 10 samples for the core samples while a geochemical standard, blank or duplicate were inserted at a frequency of 1 in 10 samples for the RC percussion samples. In addition, significant check assaying has been undertaken on samples from all drilling programs.

13.3.1 <u>Assay Standards</u>

Assay standards or Certified Reference Materials, have routinely been used in all geochemical and drilling programs at Don Sixto. Standards have been supplied by Australian Geostandards Pty. Ltd., Gannet Laboratories (Australia), Alex Stewart (Assayers) and Geostats Pty. Ltd..

In 1997, geochemical standards were inserted into both the rock chip sampling and drilling assay series at a frequency of 1 in 20 to 1 in 30 samples. In the 1998 rock chip and drilling programs, a standard was included within the sampling series at a frequency of 1 in 20 samples. In the 2004 core drilling program, a standard is included within the sampling series at a frequency of 1 in 20 samples.

In the 1997 drilling programs, large numbers of samples were submitted to the laboratory (AAL-Mendoza) in one batch. These batches often included between 3-6 standards. If there were 1 or 2 standards with laboratory assay values >+15% of the accepted value and the remaining standard assays were acceptable, then the overall batch of assays was accepted provided the routine repeat assaying by the laboratory was also acceptable. On account of unacceptable values, check assaying

involving approximately 10% of the 1997 drill assays were instigated using AAL (Mendoza), AAL (Reno) and ALS-Geolab (Mendoza). Comparing the results from each laboratory ALS-Chemex showed better accuracy. In the 1998 drilling program, ALS-Chemex with some exceptions, provided good to very good accuracy with assaying of standards. Of 186 standards assayed, 120 (64%) were within 5% of the accepted value; 167 (90%) were within 10% of the accepted value and 178 (95%) were within 15% of the accepted value.

Previous reports have indicated that a laboratory assay value for a standard within +/-15% of the accepted value was considered to be acceptable. H&S consider these limits to be too broad and that +/-5% is a more reasonable tolerance window, providing the standards are of acceptable quality. Re-evaluation of the standard performance for assays reported in 1997 -1998 shows that despite some obvious outliers, that should have been addressed at the time the results were received, there appears to be no bias in the data and that the average reported difference was <0.1%. Of the data 52% of reported values are within the +/-5% limits with equal proportions being <-5% and >+5%. It is reasonable to conclude that the accuracy of the assay data, from holes drilled prior to Exeter's involvement in the project commencing in 2003, is at an acceptable level.

Figure 10 Plot of All Standards 1997 – 1998


Don Sixto: All Standards 1997 - 1998
% Difference to Recommended Value
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
+/- 5% limits
+/- 10% limits
Standard Sequence (increasing grade then assay order)

H&S completed a review of the QAQC undertaken by Exeter for 2004/2006 drilling and channel sampling. A total of 1,554 results for 87 different standards are available for the 2004-07 drilling programs. 8 standards comprise ~76% of results, while 51 standards were used only once (Refer to Appendix VIII for a list of the standards used with accompanying accepted values).

Figure 11 Plot of All Standards 2004-2006


Don Sixto: All Standards 2004 - 2006
% Difference to Recommended Value
60
40
20
0
-20
-40
-60
-80
-100
+/- 5% limits
+/- 10% limits
Standard Sequence (increasing grade then assay order)

Figure 11 shows the results for all standards compared to their recommended values. There are some obvious outliers and a significant scatter of values for some standards. Some of these issues may be sample mix-ups and the large number of different standards also introduces the possibility that the standards themselves might be mislabeled.

The data for all standards shows that 65% of results are within +/-5% of the recommended value (RV) and 88% are within +/-10% of the RV. The data has an average difference of -0.5%.

The control charts for standards LA 120-1 and G304-9 show that the laboratory results are generally within the +/-5% limit, which is considered satisfactory. However, there are a significant number of results outside this limit and occasional values outside the +/-10% limit, particularly for the lower grade standard.

Figure 12 Detail plots of Standards LA120-1 & G 304-9


Standard LA 120-1
Au (g/t)
0.46
0.44
0.42
0.40
0.38
0.36
0.34
0.32
0.30
1
21
41
61
81
101
121
141
161
Sample Sequence
Value
RV
-10%
-5%
+5%
+10%


Standard G304-9
Au (g/t)
2.50
2.40
2.30
2.20
2.10
2.00
1.90
1.80
1
21
41
61
81
101
121
Sample Sequence
Value
RV
-10%
-5%
+5%
+10%

Any results outside the +/-10% limit should be checked immediately, as should 2 or more consecutive results outside the +/-5% limit. The other standards in the batch or batches should be checked to see if they are also outside the +/-5% limit. If so, this problem should be brought to the attention of the laboratory immediately for explanation and possible corrective action (re-assaying of part or all of the batch). If only one standard is outside specification, this should still be discussed with the laboratory as it may indicate a calibration problem. Good and prompt two-way communication with the laboratory is essential to maintain a high standard of quality control.

The assay results for the standards for both the RC and diamond drilling for the 2004-2006 programs are tabulated in Appendix IV.

13.3.2 Duplicate Samples

The use of duplicate samples was employed in the 1998, 2004, and 2005 percussion drilling programs. Duplicates collected on site were inserted in the sampling series at a frequency of 1 in 20 for the 1998 drilling and 1 in 30 for the 2004/2005 drilling.

The precision plot for the RC field duplicates (Figure 6) shows reasonable precision for most samples, but there are a small number of samples pairs with excessive variation (which may be due to sample mix-ups). These need to be checked because they have a detrimental effect on the precision, which is currently 22.9% but could be lower.

Precision is defined here as the 95th percentile of the percentage half absolute difference (PHAD = |x-y|/(x+y), where x is the original result and y is the duplicate. This is a relative measure of precision allowing comparison of results across the entire grade range.

Figure 13 Precision Plot for RC Field Duplicates


PHD
Mean of Pair

The precision plot for the analytical duplicates shows good precision (6.7%), but again there are a number of samples pairs with excessive variation. There also appears to be a break in precision at 1g/t Au, which is suggestive of a change in assay method or a dilution of the assay charge.

Figure 14 **Precision Plot for Analytical Duplicates**


PHD
Mean of Pair

13.3.3 Blanks

For the 2004/2006 drilling programs, a total of 1,492 geochemical blanks prepared from barren quartz (where 284 have been coarse blanks) have been submitted into the diamond core sample sequence at a frequency of 1 sample in 20 and into the RC percussion sample sequence at a frequency of 1 sample in 30.

The control chart for the site blanks (barren quartz) generally shows very little contamination (Figure 15).

Figure 15 **Control Chart for Blanks**


All Blanks 2004-07
Au Grade (g/t)
10
1
0.1
0.01
0.001
0
200
400
600
800
1000
1200
1400
Sample Sequence
Assay
DL
2xDL
10xDL

The break in the control chart at sample 284 corresponds to the change from a coarse to fine blank. There is clearly more contamination in the coarse blanks results, though values rarely exceed 10x detection limit. The fine blank results are much better, with few values exceeding 2x detection limit. These results are acceptable, though the higher peaks should be checked to see if they immediately follow high grade samples, and periods of elevated contamination should be brought to the attention of the laboratory. Some of the apparent differences between the coarse and fine blanks may by due to the handling of samples below detection limit.

The results of the blank sampling are displayed in Appendix VII.

13.3.4 Check Assaying

A number of check assaying programs have been completed on drilling samples from all programs.

Check assaying was carried out at the completion of the 1997 and 1998 drilling programs with approximately 10% of all drilling samples being assayed by a second laboratory (ALS Chemex or ITS-Bondar Clegg). In general, pulps from samples with original values greater than 1.0 g/t Au were re-assayed by a second independent laboratory.

At the end of 1997, AMD selected a number of drill hole intersections grading > 1.0 g/t Au from the 1997 RC-drilling program which had originally been assayed as 3m composites. The individual 1m samples making up the original composites were re-sampled on site and submitted for assaying. The aim was to evaluate the distribution of gold within the 3m interval and to compare the weighted average of the three individual 1m assays to the original assay of the 3m composite. A total of 83 samples were submitted to American Assay Laboratories (AAL) in Mendoza for preparation and analysis for gold (50gm fire assay, 10ppb detection). The pulps were also submitted to ALS-Chemex for check assaying (50gm fire assay, 0.01ppm detection). While gold values in some holes were relatively evenly spread through each of the 3m intervals, values in other holes were heavily weighted by a single 1m high-grade assay. In some cases, these narrow but high-grade interval carried across two 3m intervals. Comparison of the overall gold grades indicate, with one exception, a grade reduction of between 2-36% (av.-16%) in the 1m assay intervals compared to the original 3m assay interval.

Also at the end of 1997, a total of 267 samples (~10% of the 1997 drilling assay samples) from 36 separate holes were re-assayed (fire assay, 50gm) by both AAL and ALS Chemex. Approximately 34% of the samples assayed in excess of + 20% of the original assay. As ALS-Chemex analyses of geochemical standards was acceptable (+ 5% of the accepted value), the ALS Chemex results have been adopted as the prime assay.

Analysis of check assay quality control for the 1997 drilling is shown Allen & Williams (2005).

At the end of 1998, 324 samples from intervals grading greater than 1.0 g/t gold were check assayed (fire assay, 50gm) by ITS-Bondar Clegg in La Serena, Chile. The intervals were selected from 45 separate 1998 percussion and diamond holes. Overall, the ITS-Bondar Clegg assays were 13.2% higher than the ALS Chemex assays; however as Bondar Clegg's assaying of geochemical standards was consistently higher than the accepted value (average 9.2%), the ALS Chemex assays have been accepted as the prime assays. A listing of the check assay quality control for the 1998 drilling is shown in Allen & Williams (2005).

In 2004 and 2005, all samples assaying greater than 1.0 ppm gold have been routinely re-assayed by ALS Chemex by fire assay (50gm, 0.05 ppm detection). In excess of 90% of check assays are within 15% of the original assay, and are presented in Allen & Williams (2005).

At the time of writing no check assaying of 2004, 2005 and 2006 drill samples by a second independent laboratory has been completed although this work is planned and should be completed accordingly.

13.4 Twinning of DDH / RC holes

During 2004/2006, Exeter has drilled 9 pairs of DD/RC holes with a common meterage of 487m. H&S prepared summary statistics for these holes that suggests that the RC holes are on average biased towards higher grades when compared to the DD holes, though the DD holes have higher grades in some cases.

The twinned drill holes are detailed in the following table:

Table 3 Twined DDH/RC holes at Don Sixto Project

Prospect	DD Hole	RC Hole	Metres	DD Au	RC Au	Diff	%Diff
Cuello	LCD-011	LCP-033	77	0.240	1.180	0.940	391.8%
Cuello	LCD-080	LCP-017	41	0.387	0.681	0.294	76.1%
Cuello	LCD-139	LCP-127	25	2.171	2.274	0.103	4.7%
Cuello	LCD-141	LCP-168	66	0.299	0.348	0.049	16.5%
Cuello West	LCD-081	LCP-030	72	0.417	1.126	0.709	170.2%
Luna	LCD-069	LCP-120	52	2.491	2.236	-0.255	-10.2%
Mandibula	LCD-134	LCP-136	34	1.474	10.551	9.078	616.0%
Mandibula	LCD-143	LCP-134	69	1.973	1.592	-0.381	-19.3%
Ojo	LCD-028	LCD-072	51	2.212	2.240	0.028	1.3%
Total	**Pairs**	**9**	**487**	**1.164**	**2.010**	**0.846**	**73%**

However, classical statistical analysis of this data is fraught with problems because of the highly skewed nature of the grade distributions, the erratic spatial distribution of grades and the difficulty in matching sample intervals geologically and in space. The earlier RC holes were commonly sampled at 3m intervals while the DD was sampled at 1m, which also makes comparison difficult.

Data for all pairs of twinned holes was examined in some detail. A plot of twins LCD134/LCP136 is shown below. Recoveries (linear scale) for both holes are reasonable down to 19m depth, below which the core recovery declines significantly. On a log scale (order of magnitude) the DD and RC Au grades track reasonably well, with the peaks and troughs generally corresponding to within +/-1m. There is no obvious down hole tail to the RC hole indicative of down hole contamination.

Figure 16 Comparison of Twinned Drill Holes


g/t Au (log)
% Recovery
Depth (m)
Au LCD-134
Au LCP-136
Rec LCD-134
Rec LCP-136

Comparison of individual grades is difficult because even if the DD samples are moved 1m down hole to make the larger peaks correspond, there is an order of magnitude difference between the highest peaks (298 vs 29.4 ppm Au). This magnitude of difference cannot be readily ameliorated to the point where the average grade of the two populations is comparable, so traditional statistics may not be very useful in this situation.

Another way to approach this problem is to composite the intervals to a common sample length (1.0m) and compare the number of positive and negative differences (the sign rather than magnitude of the differences). Using a Chi-squared test for significance, this analysis suggest no obvious bias in the number of positive and negative differences for the pair LCD134/LCP136, i.e. there is no gross bias between the DD and RC results. However, even this technique does not yield satisfactory results in all cases.

From a geological perspective, skewed grade distributions such as those at Don Sixto are likely to result in large variations of grade at short scale. However there is no reason to expect that the RC data should have a higher average grade due to short scale grade variations when compared to twinned diamond data.

Although H&S views the fact that Exeter has done some twinning of DD/RC holes as a positive and the lack of an obvious tail to the RC samples suggests no significant down hole contamination. The large differences in the means of the two datasets is a cause for concern. It is strongly recommended that additional twin holes are drilled. Each prospect should have perhaps 3 to 5 twinned DD/RC holes. Additionally, it would be prudent for Exeter to twin some of the older wet RC holes with either core or new RC.

13.5 Sample Recovery

Sample recovery is included in the assay table, calculated for each assay sample interval. Core recovery is recorded in 2 different ways – on (generally irregular) core block intervals and on regular 1m intervals, while RC recovery is derived from the RC sample weights for each metre.

The core recoveries in the assay file sometimes come from the core block intervals and sometimes from the 1m interval log – it would be preferable and more consistent if all core recoveries came from the same source. As the 1m intervals more commonly reflect the sample interval, the 1m core recoveries should be used.

Core recoveries >100% are not uncommon in the database, particularly for the older holes. Core photographs were examined for LCD-29, which showed that recoveries for this hole were generally reasonable, though some intervals could be interpreted as having higher or lower recoveries than reported.

The RC sample recoveries are based on the 1m sample weights, the bit diameter and an assumed SG of 2.60t/m3. Only the initial bit diameter is used in the calculation because Exeter's experience has shown that the loss of bit gauge is minimal.

Longer or irregular length sample intervals have recoveries calculated on a length weighted basis.

Exeter has implemented the H&S recommendation to include the moisture content of the RC samples into the database. Wet RC samples are notoriously difficult to sample and recovery can be a major issue. Exeter now avoid this problem by switching to core drilling if RC samples cannot be kept dry, but some of the earlier AMD have significant intervals with wet RC samples. The recovery field in the assay database now contains a value of -3 to signify wet RC samples, -2 identifies samples that were possibly wet and -1 shows samples without recovery, moisture content unknown.

Most sample recovery issues identified in the 2006 audit have been addressed by Exeter.

A comparison of sample recovery and gold grade for all holes shows no obvious bias for either the core or RC holes (Figure 17).

Figure 17 Sample Recovery by Gold Grade – All Holes


100
95
90
85
80
75
70
Recovery (%)
0.001
0.01
0.1
1
10
Au (g/t)
All_Data
LCD
LCP

13.6 Security

Sampling of rock chips, channel samples, percussion chips and drill cores has been conducted on site by company personnel under the supervision of experienced company geologists. Assay samples are placed in sealed plastic bags with a numbered sample tag firmly stapled inside the bag. Depending on individual sample size, 2-6 assay samples are then placed in larger woven plastic bags which are then also sealed and numbered in readiness for transport to the laboratory.

In 1997, all samples were transported from site by company vehicle directly to the AAL laboratory in Mendoza.

In 1998, all samples were either transported from site by company vehicle directly to the ALS Chemex laboratory in Mendoza or delivered by company vehicle to an authorised ALS Chemex representative at a predetermined sample transfer location at General Alvear located approximately midway between the Don Sixto site and Mendoza. When samples were transferred at General Alvear, the samples were always directly offloaded from the company vehicle to the ALS Chemex vehicle and the ALS Chemex vehicle then returned directly to the laboratory in Mendoza.

In 2004, 2005 and 2006, all samples were transported from site by company vehicle directly to the ALS Chemex laboratory in Mendoza.

14.0 DATA VERIFICATION

A comprehensive description of the data verification at Don Sixto is detailed in Allen & Williams (2005), Harley (2004) and Verzosa (2002). Details from Allen & Williams (2005) are included below to fulfill the technical reporting requirements of NI 43-101 along with additional work performed by Exeter and H&S up to the end of May, 2007.

The Don Sixto 'database' currently consists of a series of separate MS Excel files containing collar locations, down hole surveys, geological logging, assays and sample recoveries.

The various steps taken by AMD and Exeter in ensuring the integrity of analytical data are consistent with standard industry practice particularly in the exploration for precious metals. The sampling procedures are consistent with the authors understanding of the style of mineralization and structural controls in the various deposits. The authors' examination of drill cores, particularly in regard to the recognition of mineralized intervals verified the soundness of the core sampling procedure. Exeter personnel conducted inspections of the AAL Mendoza preparation facility and laboratory in 1997, the modern ALS Chemex preparation facility and laboratory in Mendoza in 1997/1998 and the ALS preparation facility in Mendoza in 2004, 2005 and 2006. The ALS Chemex laboratory includes among its clients Barrick Gold, Teck Corp. and Cominco. The ALS Chemex laboratories in Mendoza, La Serena, Lima and Vancouver are certified to ISO9001.

An independent review of the project was undertaken in 1999 by consulting geologist Ruben S Verzosa (P.Eng) from Langley BC. Verzosa reviewed the AMD exploration data in some detail and also conducted site visits to examine drill cores and surface geology. Verzosa concluded that AMD's work was of a high standard (refer to Verzosa, 1999).

As of mid 2004, the entering of new assay data has been the sole responsibility of the senior onsite project geologist. Validation of the database has been a five stage process:

i. Perusal of existing Quality Control products to identify areas for further investigation.
ii. Visual checking by the data entry project geologist.
iii. Detailed validation of all raw data by Exeter and independent consultants.
iv. Extensive checking by senior Exeter personnel for simple errors in MS Excel.
v. Checking of the database utilising Micromine software validation tools.

A total of six MS Excel files were imported into Micromine, to form the basis for future in-house and external consultant use. The Micromine validation tool checked each of the assay, collar and survey files individually and then as a group. Errors were reported (that are presently difficult to locate within MS Excel with the database in its present form) and can be summarised as; missing intervals, collar missing or wrong, surveys beyond base of hole, records beyond total depth, non consecutive surveys and missing hole (interval file), errors. All of the errors were checked against actual/original data, where possible, and corrected.

H&S validated the Don Sixto data using a number of general and detailed checks.

The general checks included comparing drill hole locations against topography, GPS checks of collar locations, examination of down hole surveys for excessive deviation, checks on geological codes, and statistical checks on assays and sample recoveries.

The detailed checks consisted of checking the collars, surveys, geological logging, assays and sample recoveries for around 6% of holes in the database against original source data. 21 holes were selected from different prospects and drilling programs for checking in July 2006 and a further 10 new holes were checked in April 2007. A number of the errors identified in the initial validation were re-checked during the later exercise.

These detailed checks of 31 holes (Table 1) represent 6.0% of the number of holes or 6.7% of the total meterage in the database.

The multi-element database was not complete or available at the time of second validation exercise, so the more extensive database of silver and sulphur assays has not been checked in any detail. General checks identified a few issues that were subsequently resolved by Exeter.

In addition, 5 surface sample channels were checked from different prospects and years.

The results of the general and detailed checks have been passed on to Exeter for checking and correction, where necessary.

Table 4 Listing of Holes for Detailed Checking by H&S

Hole ID	Prospect	Collar	Depth	Survey	Geology	Au	Ag	Rec	Year
LCD-005	Labio East	1	71	2	7	16	16	16	1997
LCD-014	Mandibula	1	233	7	24	81	23	82	1998
LCD-018	Cuello	1	246	7	31	98		99	1998
LCD-029	Ojo	1	57	4	12	57	29	57	2004
LCD-042	Luna	1	95	4	31	95	47	96	2004
LCD-076	Labio West	1	84	2	27	81	4	83	2004
LCD-084	Cuello	1	192	3	51	147	17	149	2005
LCD-108	Mandibula	1	117	3	49	121	15	121	2006
LCD-114	Luna	1	107	2	38	107	10	107	2006
LCD-125	Ojo	1	80	2	23	82	11	82	2006
LCD-132	Luna	1	123	2	93	119	32	123	2006
LCD-146	Cuello	1	408	10	139	409	1	409	2006
LCD-152	Cuello	1	157	3	72	149	2	154	2006
LCD-156	Luna	1	142	3	60	114	8	118	2006
LCD-179	Luna	1	146	3	6	128		133	2006
LCD-193	Mandibula	1	163	3	44	158	25	163	2006
LCD-196	Labio East	1	175	4	45	104		108	2006
LCD-204	Luna	1	127	2	30	94		97	2006
LCD-207	Cuello	1	152	2	23	141	7	151	2006
LCP-005	Labio East	1	96	2	4	60	45	60	1997
LCP-030	Cuello	1	72	2	7	24	22	24	1997
LCP-057	Mandibula	1	125	5	8	42		27	1998
LCP-079	Ojo	1	147	2	6	49		33	1998
LCP-107	Ojo	1	43	4	8	42	42	42	2004
LCP-120	Luna	1	60	2	5	38	22	38	2004
LCP-136	Mandibula	1	60	2	13	34	14	34	2005
LCP-188	Labio East	1	72	2	15	40	12	40	2005
LCP-210	Luna	1	89	2	17	29	2	30	2006
LCP-238	Luna	1	111	2	21	33		33	2006
LCP-290	Ojo	1	127	2	10	47	1	47	2006
LCP-321	Luna	1	151	3	41	56	3	56	2006
Checked		**31**	**4028**	**98**	**960**	**2795**	**410**	**2812**	
Total Database		**520**	**59799**	**1486**	**13529**	**34976**	**3438**	**35026**	
% of Total Database		**6.0%**	**6.7%**	**6.6%**	**7.1%**	**8.0%**	**11.9%**	**8.0%**	

The original data for the collar surveys consists of a number of electronic files provided by the surveyor, Ing F Rodolfo Ferraro. H&S compiled the data in available files in July 2006, which consisted of 349/390 or 89% of the total number of holes drilled at that time. Data could not readily be located for two of the holes checked (LCD-114 – an older hole, and LCD-146 – a recently drilled hole that may not have been surveyed yet).

Many of the older AMD holes were resurveyed in 2004, so the older collar locations for most of these holes have been superseded. It was not always clear in the logs that this was the case – each hole should have a cover sheet detailing the history and data collected for that hole, including re-surveys, relogging, checks assays, etc. This will make it much easier for future auditors to check the data and avoid confusion between current and superseded data. The cover sheet should also detail the relationship between RC precollars/DD tails and between twinned drill holes.

The detailed checks on the available collar locations did not reveal any significant errors, only rounding in the second or third decimal place in a few cases. The comparison of collars and topography did not show any obvious discrepancies because the topography is built from survey points including the collar and channel surveys.

The comparison of 16 drill hole collars picked-up by H&S using their hand-held GPS with the Exeter collar file showed an average difference of 5.1m in location, well within the accuracy of the instrument. The GPS readings were captured in Campo Inchauspe datum using UTM grid, and converted to Gauss Kruger using the average difference between the GPS and collar file readings. The 5.1m average difference represents the average relative difference between the 2 sets of measurements, without any rotation.

The original down hole survey records consisted of single shot discs in envelopes or Major Drilling survey reports. It was not always obvious if the azimuth measurements were using magnetic or grid north – this should always be clearly marked in the records.

The older down hole surveys showed similar problems to the collar locations – a program of re-surveys was initiated in 2004 and it was not always obvious if a hole had been resurveyed. There is no report on re-survey program; it would be useful to compile a report documenting the work done.

The detailed checks between the database and original records found a number of generally small errors in survey depth, azimuth and/or dip. Some available discs were checked against the written records and discrepancies were noted. In some cases the survey at the collar was not recorded.

RC holes generally assume the collar azimuth at depth because measurements were taken inside the rods and are unlikely to be accurate. Meaningful down hole surveys can be taken inside RC rods if the first rod in the string is made of stainless steel and measurements are taken in the middle of this rod.

Collar surveys are based on initial hole setups, which are done using a magnetic compass. It is not clear how accurate these setups are and these should be checked in some way because the steel mass of the drill rig may influence the compass reading. This is particularly important for RC holes where the collar setup survey is the only azimuth measurement for the entire hole.

H&S prefers to have down hole surveys at regular intervals, say at around 30m, rather than one at the end of hole and one in the middle if the deviation is greater than 5°. The average number of down hole surveys per hole is 2.9, including the nominal measurement at the collar.

General checks of down hole surveys included a visual inspection of drill hole traces and a mathematical check for potentially excessive deviation (>1° per 10m). The mathematical checks highlighted a number of holes as having potentially excessive deviation. Exeter checked the holes identified as having potentially excessive deviation in the validation performed in July 2006, though the 2007 checks did identify some remaining potential problems. The largest deviation identified was in LCD-077 where the direction changed from 45°>270° to 44°>256° over the first 45m of the hole, representing a 10° deviation (calculated using the cosine rule) over 45m. The majority of the potential problems identified occur at the start of holes, which suggests that the initial hole set-up and nominal collar surveys could be inaccurate.

Exeter use a magnetic declination of +3.5° to convert azimuth from magnetic to grid north, based on an enquiry made by Mr Rob Harley to the AGM (National geographic Institute) in 2004. However, magnetic declination does tend to drift over time and H&S checked this using the (US) National Geophysical Data Center (NGDC) website (http://www.ngdc.noaa.gov) to ensure that the Exeter value was reasonable. Table 5 shows that the magnetic declination has varied over the life of the Don Sixto project, changing by 0° 08' W per year in 2007. However, the average declination is close to the +3.5° value used by Exeter, so this appears reasonable.

Table 5 Variation of Magnetic Declination at Don Sixto

Year	Magnetic Declination
1997	4° 06' E
2002	3° 28' E
2007	2° 47' E
1997-2007	**1° 19' E**

The detailed checks of geological logging found some minor differences in interval depths and geological coding, as well as a few missing intervals or intervals missing codes. The database now identifies relogged intervals, addressing a recommendation made as a result of the 2006 validation exercise.

The digital geological database now contains columns describing the rock type (RX) and major rock type (MAIN RX), as well as a field identifying relogged intervals and a comment field.

The rock type code may include data about the major and minor lithologies, stratigraphy, alteration, texture, veining, mineralisation, colour and sulphide content. For instance, the longest rock type code is 41 characters long ("VFixl(z) lv FbFi we ChSi(se)(cy) (he)(li)"). The major rock code can be up to 7 characters long ("VEIN(z)") and can describe both major lithology and veining.

In an electronic database, quantitative codes are much more useful than the qualitative coding used by Exeter and would allow quantitative analysis of the data. In the current coding system, the amount of veining is coded in a number of ways (in descending order of veining) – VEIN (>90%), VEIN bx (70-90%), VEIN z (50-70%), VEIN (z) (30-50%), "Rx"z (10-30%), and "Rx"(z) (<10%). It would be better to have a separate column for % veining with a numeric value, perhaps with another column for vein type, e.g. qtz, carb, adul, etc. There could even be 2 sets of columns or more for different generations or sets of veins, e.g. VEIN1_%, VEIN2_%, VEIN3_%, etc. The logging sheets currently used by Exeter already have information in this type of format, but this data has not been included in their geological database to date.

The geological database should contain separate records for a range of items that may include, but not be restricted to:

- Stratigraphy
- Major and minor lithology, including proportion of each,
- Alteration, including type, mode of occurrence and proportion of each type,
- Rock texture and grain size,
- Mineralisation, including type, mode of occurrence and proportion of each type,
- Veining, including type, mode of occurrence and proportion of each type,

- Rock colour,
- Sulphides, including type, mode of occurrence and proportion of each type,
- Oxidation.

H&S provided Exeter with a generic logging manual to assist in designing a logging system more compatible with a user friendly electronic database. However, H&S recognises that converting the existing geology database into a set of quantitative codes is a major exercise.

H&S noted the use of commas in some of the database fields – commas can cause problems when data is exported in csv (comma delimited) format and should be avoided or replaced with another symbol.

No errors were detected in the detailed checks of the database of primary gold assays. A few minor issues were identified, such as handling samples below detection limit (BDL) and missing UCS samples, and some duplicate gold and silver assays were missing.

Detection limits need to be handled in a consistent manner – H&S prefers to record BDL samples as the negative of the detection limit, e.g. -0.005. The negative value clearly identifies these samples as being BDL and the actual value can then vary depending on the assay method used. These values can then be converted to a more meaningful value (typically half the detection limit - zeros will be lost in any log statistics) for further processing.

The missing UCS samples are not an issue because these samples will eventually be assayed. The database now identifies these samples, so that they can be distinguished from other samples that were not assayed for other reasons, e.g. no sample recovery, lost sample, etc.

Some assay results have been rounded, typically to 2 decimal places. This is not necessary because most results have been transferred electronically – rounded values should be re-imported with the full number of decimal places.

The database currently has 4 columns for gold assays – AU1 for primary assays, AU2 for Lab duplicates, AU3 and AU4 for external check assays. However, AU1 includes assays performed by diffeent primary laboratories and a number of methods, including AA24, GRA22 and screen fire assay (SFA). It would be preferable to have separate columns for each laboratory and assay method, and then an additional column for the preferred assay value.

Initially silver was generally only assayed where gold was >0.5ppm. However, a recent retrospective multi-element reassay program has largely redressed the imbalance between the number of gold and silver assays. Previously there were only 3,438 Ag assays in 314 holes (~10% of gold assays), while the reassay program raised this to 24,486 Ag assays in 380 holes (~70% of gold assays). Most of the channel samples (~93%) now also have silver assays. Therefore, meaningful resource estimates of silver can now be generated and reported publicly.

The data for 5 sample channels on different prospects taken in different years were also checked in some detail. These were channel 4 at Ojo, channel 7 at Mandibula, channel 6 at Luna, channel 5 at Cuello East and channel 3 at Labio West.

The samples books for these channels were located and examined - the sample intervals were all found to be correct. Some sample books also contained geological logging for the channels (Mandibula channel 7, Cuello East channel 5 and Labio West channel 3), while others did not

(channel 4 at Ojo and Luna channel 6). The geology data, where available, should be captured in the database, and channels without geology should be logged and also entered.

Each channel sample is surveyed with a start and end point – only a few of these could be located, but both those found were accurate.

The assays for most intervals were checked and found to be accurately recorded in the database.

15.0 ADJACENT PROPERTIES

There is no information concerning an adjacent property.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

A description of previous metallurgical testing at Don Sixto is detailed in Harley (2004) and Perkins (2006). Both of these documents have been previously lodged with the Canadian Securities Administrators and are available for viewing on SEDAR at http://www.sedar.com.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

H&S were contracted to prepare a gold, silver and sulphur resource estimate for Don Sixto, based on assay and geological data and geological models supplied by Exeter.

17.1 Cuello

17.1.1 Database

The database for Cuello consists of 62 diamond core holes, 35 RC percussion holes and 14 surface channels (Table 6). This excludes RC pre-collars and redrilled holes; pre-collar data is included with the diamond core tail.

Table 6 Summary of Cuello Database

Hole Type	Number of Holes	Metres	DH Surveys	Geology Intervals	Au Assays	Ag Assays	S Assays	Sample Recovery
DD Holes	62	10,190	226	2,337	7,928	6,490	6,490	8,093
RC Holes	35	3,193	84	425	1,261	708	708	1,180
Channels	14	470	270	0	235	234	233	0
Total	111	13,852	580	2,762	9,424	7,432	7,431	9,273

The local Cuello grid is based on the location of hole LCP-31 and is unrotated relative to the Gauss Kruger grid.

There are 9,424 intervals with gold assays, 7,432 with silver (79% of gold assays) and 7,431 with sulphur.

Sample recovery is recorded for 9,273 intervals in both DD and RC holes, and the average recovery for Cuello is 92.8%; recovery is 94.6% for diamond core holes and 81.6% for RC percussion holes. A plot of recovery versus gold grade shows no obvious trend (Figure 18), suggesting no obvious bias in gold grade due to poor sample recovery.

Figure 18 Scatter Plot of Sample Recovery versus Gold Grade for Cuello


100
95
90
85
80
75
70
Recovery (%)
0.001
0.01
0.1
1
10
Au (g/t)
All_Data
LCD
LCP

17.1.2 Data Analysis

17.1.2.1 Geological Interpretation

A geological model for Cuello was prepared by Exeter personnel in the form of wireframe models of veins, faults, dykes and the base of felsic volcanics. These wireframes formed the basis of the interpretation used in the resource models, though some modifications and extensions to the Exeter wireframes were necessary.

The mineralisation at Cuello occurs in three zones – Main, East and West – which strike approximately north-south and generally dip to the east at around 80 degrees. A barren felsic porphyry dyke occurs along the western contact of the main zone, averaging about 10m in thickness, and there is a thin cover of alluvial sand over much of the deposit.

The mineralisation is bounded to the south by north-west trending felsic porphyry dyke and the Main and West zones are bounded to the north by north-west trending fault (Fault F), partly intruded by another felsic porphyry dyke. The East zone continues north of Fault F and terminates against the Don Sixto fault zone (Fault H).

The vertical extent of mineralisation at Cuello is generally limited to the base of the felsic volcanic sequence, with little veining or mineralisation in the underlying basalts and sediments.

The Main zone at Cuello averages about 50m in thickness at depth, tapering to around 10m near surface. The East zone consistently averages 20m in thickness, while the West zone is a broad zone with narrow veining around 90m wide.

For estimation, Cuello was divided into 6 domains and 6 zones, using wireframe models based on the interpretation supplied by Exeter. These were also subdivided above and below the base of felsics.

Table 7 Cuello Zones and Domains

Zone	Description
0	Alluvium
1	Main
2	East
3	West
4	Waste
5	IFP Dyke
Domain	**Description**
1	East of Central Dyke
2	West of Central Dyke
3	North of Fault F
4	North of Northern Dyke
5	South of Southern Dyke
6	North of DS Fault zone

This resulted in 16 domain/zone (DOMZON) combinations for analysis, though only 14 of these were estimated – the alluvium and IFP dykes were simply assigned average grades.

Table 8 Cuello Domain/Zone Combinations

DOMZON	Description
0	Alluvium
50	IFP Dykes
110	Main Zone
120	East Zone south
130	Waste between Main and East
140	Waste west of Main and east of East
210	West Zone west
220	West Zone east
240	Waste (west)
320	East Zone north
340	Waste (north-east)
430	Waste (north-west)
445	Below Base of Felsics
530	Waste (south-west)
540	Waste (south-east)
640	Waste (north of DS fault zone)

17.1.2.2 Vein Model

H&S checked the Exeter wireframe interpretation of vein zones at Cuello by generating a block model of veining intensity based on the drill hole data alone. A variogram model of the 3D spatial continuity of vein intensity was generated from 1m drill hole composites and was used to estimate vein intensity into a block model using ordinary kriging.

The resulting block model was compared to the Exeter wireframe interpretation and generally shows tolerable agreement (Figure 19), suggesting that the Exeter interpretation is plausible and reasonable.

Figure 19 **Cuello Vein Block Model with Drill Holes and Wireframe Model**



17.1.2.3 Data Distribution

Holes at Cuello are drilled in nominal 50m section lines with significant infill drilling on 25m sections in particular, generally higher grade, areas; holes are typically spaced around 30m apart on section. Holes are generally drilled to the west at between 60° and 70°.

Channel samples are cut at approximately 25m spacing over 220m of strike length at Cuello East and two channels cut Cuello Main lode in a creek exposure towards the south.

17.1.2.4 Sample Composites

Raw samples are dominated by lengths of around 1m, with significant numbers of 2 and 3m samples.

Figure 20 Histogram of Raw Sample Lengths for Cuello


LEGEND
FILE
LENGTH
Cuello
Linear Histogram Plot
for Raw Data

RC holes were initially sampled at 3m intervals, with mineralised intervals resampled at 1m where possible. However, RC samples are still predominantly 3m in length. Similarly, DD holes were initially sampled at longer lengths, controlled by geology, and resampled at lengths around 1m where mineralised. Most DD samples are now 1m in length, except for a small number of early holes. Channels samples are nominally 2m in length.

The original sample lengths for the 1m composites (effectively length-weighted) are shown in Figure 21; 1m lengths dominate, but there are still a significant number of 2 and 3m lengths.

Figure 21 **Histogram of Original Sample Lengths for Cuello Composites**


LEGEND
HELLMAN & SCHOFIELD
Linear Histogram Plot
for 1m composites

Figure 22 shows the relative proportions of original sample lengths for the 1m composites by hole type.

Figure 22 **Original Sample Length for Cuello Composites by Hole Type (LHS=DD, middle=RC, RHS=channels)**



A nominal 1.0m sample composite length was chosen, with a minimum composite of 0.5m. For subsequent analysis and estimation, the raw samples were flagged by zone and domain using the wireframe models and then composited within each zone. The 1m composite length was chosen because it is the dominant sample length, particularly for the mineralised intersections, and to ensure sufficient samples for robust MIK estimation.

17.1.2.5 Univariate Analysis - Gold

The univariate analysis of gold grades consisted of summary statistics, log-histograms and grade metal plots.

The summary statistics (Table 9) show similar average grades for zones either side of the domain boundary, eg DOMZON 11 compared to 21 (DOMZON = DOMAIN x 10 + ZONE). The domaining has reduced the coefficient of variation (CV=SD/mean) in the individual DOMZONs, compared to the total population.

Table 9 Gold Summary Statistics for Cuello by Zone and Domain

DOMZON	Samples	Minimum	Maximum	Mean	SD	CV
0	444	0.003	0.97	0.038	0.103	2.724
50	1095	0.003	0.35	0.019	0.039	2.057
110	1628	0.005	167.00	1.399	5.222	3.734
120	683	0.003	5.85	0.253	0.553	2.189
130	1958	0.003	3.57	0.076	0.234	3.079
140	1000	0.003	6.88	0.051	0.243	4.804
210	2098	0.003	79.90	0.462	2.736	5.924
220	865	0.003	13.31	0.232	0.899	3.877
240	985	0.003	0.44	0.024	0.042	1.726
320	575	0.005	85.20	1.309	5.028	3.841
340	845	0.003	3.15	0.050	0.216	4.336
430	183	0.003	7.00	0.150	0.691	4.601
445	515	0.003	1.16	0.094	0.181	1.912
530	132	0.003	0.60	0.022	0.063	2.840
540	706	0.003	26.70	0.065	1.012	15.603
640	78	0.003	0.07	0.014	0.016	1.156
Total	**13790**	**0.003**	**167.00**	**0.348**	**2.403**	**6.903**

The log histogram of gold composite grades suggests that the total population (Figure 23) consists of at least approximately log-normal grade distributions.

Figure 23 Log Histogram of Gold – Cuello


LEGEND
FILE
ALL_DATA
Log Histogram Plot
for composites

The log-probability partition plot (Figure 24) of the raw sample grades shows two distinct and approximately log-normal grade distributions – a low grade population with a mean gold grade around 0.016g/t (80% of the total population)and a high grade population with an average grade around 0.4g/t Au (20% of the total population). Inspection of the histogram and partitioning of the log probability plot both show a grade of around 0.10g/t Au (actually 0.07g/t Au) most effectively separates the two grade populations.

Figure 24 Log Probability Plot of Gold – Cuello


LEGEND
FILE
Element
AU

The grade-metal plot for Cuello Main mineralised zone (Figure 25) clearly demonstrates that the contained metal distribution of gold for the samples is much more skewed than the distribution of sample grades. Half of the metal is contained in the 5% of samples above 5.7g/t and the highest grade sample (167g/t Au) contains about 7% of the total metal. This indicates that the handling of high grade samples during estimation will be critical to the resource.

Figure 25 Grade-Metal Plot of Gold – Main Zone, Cuello


LEGEND
HELLMAN & SCHOFIELD
0.01
0.1
1
10
100

Typically, higher grades are less continuous than lower grades and so their influence should be limited. Multiple indicator kriging (MIK) is considered the most appropriate estimation method for this type of grade distribution because it specifically accounts for the changing spatial continuity at different grades through a set of indicator variograms at a range of grade thresholds. MIK avoids the problem of grade cutting, which can be somewhat arbitrary.

17.1.2.6 Univariate Analysis – Silver and Sulphur

The log histogram of composite silver grades looks like a single approximately log-normal populations and is strongly skewed (Figure 26). However, closer inspection and further analysis shows that it comprises a large low grade population that overlaps significantly with a smaller high grade population, which gives the overall distribution a high grade tail.

Figure 26 **Log Histogram of Silver – Cuello**



Silver statistics by domain and zone are presented in Table 10, which shows that the Main zone (110) and East zone north (320) have substantially higher silver grades than the other zones. The western mineralised zones (210 and 230) have low average silver grades compared to the other mineralised zones.

Table 10 **Silver Summary Statistics for Cuello by Zone and Domain**

DOMZON	Samples	Minimum	Maximum	Mean	SD	CV
0	127	0.06	12.7	0.90	1.78	1.99
50	822	0.01	7.6	0.43	0.85	1.98
110	1091	0.12	945.0	17.09	56.90	3.33
120	481	0.14	96.4	4.66	8.73	1.87
130	1221	0.07	96.2	1.53	4.48	2.93
140	784	0.04	42.0	1.07	2.22	2.08
210	1602	0.03	47.5	0.99	2.94	2.97
230	540	0.14	95.5	2.94	8.45	2.87
240	667	0.01	18.8	0.91	3.01	3.32
320	515	0.12	727.0	16.34	47.33	2.90
340	438	0.06	100.0	2.40	7.87	3.28
430	172	0.07	17.5	1.10	1.88	1.71
445	198	0.07	8.1	1.17	1.35	1.15
530	132	0.04	5.6	0.54	0.75	1.38
540	687	0.02	94.0	0.73	3.88	5.32
640	58	0.05	0.7	0.15	0.13	0.82
Total	**9535**	**0.01**	**945.0**	**3.98**	**23.36**	**5.86**

The log histogram of composite sulphur grades clearly shows two distinct approximately log-normal populations but overall the distribution is not strongly skewed (Figure 27).

Figure 27 Log Histogram of Sulphur – Cuello


LEGEND
HELLMAN & SCHOFIELD

Sulphur statistics by domain and zone are presented in Table 11, which shows that the higher sulphur grades are not necessarily in the mineralised zones, though the Main zone (110) and western zones (210 and 230) have substantially higher sulphur grades than most other zones. Sulphur grade distributions are substantially less skewed that gold or silver, indicated by significantly lower coefficients of variation.

Table 11 Sulphur Summary Statistics for Cuello by Zone and Domain

DOMZON	Samples	Minimum	Maximum	Mean	SD	CV
0	117	0.005	0.73	0.073	0.165	2.25
50	789	0.005	2.31	0.103	0.180	1.75
110	1040	0.005	10.00	0.625	0.879	1.41
120	477	0.005	2.78	0.218	0.275	1.26
130	1195	0.005	2.97	0.335	0.276	0.82
140	784	0.005	2.71	0.351	0.354	1.01
210	1524	0.005	2.77	0.563	0.320	0.57
230	540	0.005	1.95	0.363	0.337	0.93
240	667	0.005	1.40	0.300	0.294	0.98
320	495	0.005	10.00	0.278	0.700	2.51
340	424	0.005	9.18	0.349	0.570	1.63
430	172	0.005	1.21	0.213	0.212	0.99
445	198	0.005	1.17	0.275	0.293	1.07
530	132	0.005	1.45	0.378	0.349	0.92
540	687	0.005	2.50	0.216	0.299	1.38
640	58	0.005	0.02	0.013	0.005	0.39
Total	**9299**	**0.005**	**10.00**	**0.363**	**0.472**	**1.30**

17.1.2.7 Bivariate Analysis

The correlation matrix for all Cuello data shows moderate correlation between gold and silver (linear correlation coefficient of 0.74), but no correlation between sulphur and the precious metals. The correlation between gold and silver improves for the Main zone data only to a coefficient of 0.81.

Table 12 Correlation Matrix for Cuello

	Au	Ag	Sul
Au	1.000		
Ag	0.740	1.000	
Sul	0.043	0.022	1.000

The scatter plot for gold and silver for all data (Figure 28) shows the moderate correlation between the two elements and the average Ag:Au ratio based on the composite data is 11.1.

Figure 28 Log Scatter Plot of Gold and Silver – Cuello


LEGEND
HELLMAN & SCHOFIELD
Cuello
LOG SCATTER PLOT :
LOG AU VS LOG AG

The scatter plot of gold versus sulphur shows no obvious correlation (Figure 29), confirmed by the low correlation coefficient.

Figure 29 Scatter Plot of Gold and Sulphur - Cuello



The moderate correlation between gold and silver is further demonstrated in a plot of average grade by domain/zone (Figure 30), which shows the two elements tracking each other quite well. In contrast, average sulphur values are largely independent of the precious metals.

Figure 30 Average Grades by Domain/Zone for Cuello


100
10
1
0.1
0.01
Average Grade
AU
AG
SUL
0
50
110
120
130
140
210
230
240
320
340
430
445
530
540
640
DOMZON

17.1.2.8 Spatial Analysis - Gold

Analysis of the spatial distribution of gold grades for Cuello consisted of variogram maps and the modelling of directional indicator and grade variograms.

The variogram maps of gold grade for the Main zone (Figure 31) show a number of features. The colour scheme shows that greater than 90% of the total variance occurs at a sample separation of less than 25m. In plan, the mineralisation is more continuous in the north-south direction (slightly east of north), while the east-west section shows the steep easterly dip. The north-south section shows that the mineralisation is more continuous down dip than along strike, probably reflecting the disruptive effect of the post mineralisation faults in the north-south direction.

Figure 31 Gold Grade Variogram Maps - Main Zone, Cuello


AU Variogram Map
AU Variogram Map
AU Variogram Map

Variogram models were generated for directional variograms of gold grade in the Main, East and West zones (Table 13); see Figure 32 for examples of gold grade variogram plots.

Table 13 Gold Grade Variogram Model Parameters for Cuello

Zone	Structure	Variance	X Range	Y Range	Z Range
Main	Nugget	0.15	-	-	-
	1 (exp)	0.65	2.0	15	25
	2 (exp)	0.10	3.5	20	25
	3 (exp)	0.10	12.0	20	35
	Rotations		0	-5	5
East	Nugget	0.15	-	-	-
	1 (exp)	0.65	3.5	20	35
	2 (exp)	0.10	3.5	30	90
	3 (exp)	0.10	7.5	90	120
	Rotations		0	-10	-10
West	Nugget	0.20	-	-	-
	1 (exp)	0.60	1.0	20	25
	2 (exp)	0.10	2.0	20	25
	3 (exp)	0.10	4.0	20	25
	Rotations		0	-5	5

Figure 32 Variograms of Gold Grade for Cuello (Main Zone [DOMZON 110]: down hole, along strike and down dip)



The impact of the 2 and 3m assay sample lengths on the variography of the 1.0m composites was investigated. The longer assay lengths result in 2 or 3 consecutive composites with the same

grade, which might have some influence on the continuity of grades. So, the variogram for all data (Main zone) was compared to one generated using only composites where the assay length was between 0.5 and 1.5m.

Figure 33 Gold Variogram for 1m Assays Only (Down Hole Direction)



Variogram: AU_azm180pln-60
Variogram γ(h)
lag distance (h)

The directional variograms for the 1m assays show marginally shorter ranges when the model for all data is superimposed (compare Figure 32 and Figure 33). Statistics for the two data sets show that the 1m samples have a higher grade and standard deviation (1.57+/-6.38g/t Au) than the full data set (1.40+/-5.22g/t Au). So the slightly shorter ranges for the 1m assays may be due, at least in part, to the higher and more variable grades, rather than assay length. In the final analysis, the differences in variogram ranges between the 1m assays and all data are minimal and unlikely to have a significant impact on the resource estimates.

Indicator variography and estimation was performed using 14 cumulative grade probability thresholds for gold. This was based on deciles to 70%, then at 5% intervals to 95%, then 97 and 99% (Table 14). The additional class intervals at the upper end of the grade range were used to better define the important high grade tail of the gold distribution. Variography was only performed on three DOMZON combinations (110 [Main], 120/320 [East] and 210/220 [West]) and applied to the other domain/zone combinations.

Table 14 Gold Indicator Classes for Cuello (DOMZON=110)

Threshold Number	Grade Threshold	Cumulative Probability	Class Mean	Class Median	Class Data
1	0.05	0.10	0.03	0.02	162
2	0.08	0.20	0.07	0.07	163
3	0.13	0.30	0.10	0.10	163
4	0.21	0.40	0.17	0.16	163
5	0.31	0.50	0.26	0.25	163
6	0.47	0.60	0.38	0.38	162
7	0.80	0.70	0.62	0.61	163
8	1.14	0.75	0.95	0.92	82
9	1.52	0.80	1.32	1.32	81
10	2.20	0.85	1.82	1.74	81
11	3.16	0.90	2.59	2.54	82
12	5.72	0.95	4.14	4.01	81
13	8.00	0.97	6.54	6.31	33
14	15.10	0.99	10.87	10.17	32
15	167.00	1.00	33.61	22.80	17

All indicator variogram models were exponential and show a number of features. The nugget effect increases at higher thresholds while the variogram ranges decrease. The ranges in the down dip direction are significantly longer than along strike.

In the plane of mineralisation, most of the total variance occurs within short scale variogram structures ($\leq$25m), with only minor secondary structures with longer ranges. The down hole variograms generally have short primary ranges. Typical examples of the indicator variograms are shown in Figure 34.

Figure 34 Median Indicator Variograms of Gold for Cuello Main Lense (DOMZON 110: down hole, along strike and down dip)


Lag distance (h)


Variogram: rank_azm100pln0_Ind_4.50
Variogram: rank_azm10pln-80_Ind_4.50
lag distance (h)

17.1.2.9 Spatial Analysis – Silver and Sulphur

The spatial continuity of silver is similar to that of gold (Figure 35), which is to be expected given the moderate level of correlation between these two elements.

Figure 35 Variograms of Silver Grade for Cuello (Main Zone: down hole, along strike and down dip)


lag distance (h)

The spatial continuity of sulphur is substantially different to gold and silver, and shows much greater continuity in the east-west direction (Figure 36). Continuity along strike and down dip is similar to the precious metals.

Figure 36 Variograms of Sulphur Grade for Cuello (Main Zone: down hole, along strike and down dip)


Variogram: SUL_azm180pln-60
Variogram: SUL_azm95pln0
Variogram: SUL_azm5pln-85
Lag distance (h)

Variogram model parameters for the mineralised zones are presented below (Table 15); rotations are the same as for gold.

Table 15 Silver and Sulphur Variogram Model Parameters for Cuello

Element/Zone	Structure	Variance	X Range	Y Range	Z Range
Ag	Nugget	0.15	-	-	-
Main	1 (exp)	0.65	3	25	25
	2 (exp)	0.1	9	90	25
	3 (exp)	0.1	9	120	90
Ag	Nugget	0.1	-	-	-
East	1 (exp)	0.5	6	40	50
	2 (exp)	0.25	10	40	50
	3 (exp)	0.15	40	50	90
Ag	Nugget	0.2	-	-	-
West	1 (exp)	0.7	1.2	20	25
	2 (exp)	0.1	8	20	25
S	Nugget	0.1	-	-	-
Main	1 (exp)	0.5	2	25	25
	2 (exp)	0.25	35	45	25
	3 (exp)	0.15	460	160	90
S	Nugget	0.1	-	-	-
East	1 (exp)	0.5	2.5	25	25
	2 (exp)	0.25	10	25	25
	3 (exp)	0.15	10	160	90
S	Nugget	0.1	-	-	-
West	1 (exp)	0.55	200	25	25
	2 (exp)	0.25	6	150	60
	3 (exp)	0.1	200	300	150

17.1.3 Estimation

Two resource estimates were prepared for Cuello – an OK estimate for gold and silver and an MIK estimate for gold.

17.1.3.1 MIK Model

The dimensions of the new model are given in Table 18; the MIK model used 5x25x10m blocks. Ideally, the MIK model would use blocks equivalent in size to the data spacing. The MIK model block size approximates the data spacing along strike (Y=25m) in the better drilled areas. The vertical direction (Z) was limited to 10m - twice the bench height and around half the data spacing – as a compromise between bench height and data spacing. The across dip direction (X) was set to 5m wide, partly to compensate for the shorter vertical length.

Table 16 Cuello MIK Model Dimensions

	X	Y	Z
Origin	10250	9900	950
Maximum	10600	10650	1250
Block Size	5	25	10
Number of blocks	70	30	30
Length	350	750	300

Blocks were discretised into 3x8x4 points (96 total) to generate block rather than point estimates.

The search ellipse generally dips 85>095 for all zones, except the East zone which dip 80>080.

Details of the search strategy for the MIK model are given in Table 17 for all zones except DOMZONs 120/320 (direction only different).

Table 17 Cuello MIK Search Strategy – Main Zone

Pass/Radii	X	Y	Z
1	6	30	30
2	12	60	60
3	12	90	90
Rotations	0	5	-5
Directions	05>265	00>005	85>095
Pass/Samples	**Minimum**	**Maximum**	**Octants**
1	16	48	4
2	16	48	4
3	8	48	2

Nominal 1.0m composites were used for estimation. The MIK model used hard boundaries between all zones and domains, except between the north and south sections of the East zone, which had a soft boundary.

MIK was used to generate both e-type (average block grade) and recoverable resource estimates. MIK initially estimates the proportion and grade of material for range of selected grade thresholds within the panel (block) at point support (sample size units).

In calculating the MIK e-type estimate, the mean grade for each indicator class (between each threshold) is multiplied by the class probability (or proportion) and all class products are summed to give the average block grade. If the difference between the mean and median grades for the top indicator class if substantial, a decision then needs to be made about which value to use and selecting the median value might be the more appropriate, if somewhat conservative, choice.

In recoverable MIK the proportion and grade of mineralisation is estimated for an assumed selective mining unit (SMU) within the larger panel (block) for a range of cut-off grades. For Cuello, the assumed SMU is 2.5 x 5.0 x 5.0m. The initial point support MIK model has a change of support correction applied for the assumed SMU, based on the block and SMU size, the variogram model and the assumed grade control drill hole spacing. The support correction factor

was calculated using the direct lognormal method and a staggered 5x10x2m grade control pattern (for the information effect).

Table 18 MIK Block Support Correction Factors for Cuello

Zone	SMU/Panel Variance Ratio	Information Effect	Block Support Correction Factor
Main	0.216	0.403	0.087
East	0.269	0.671	0.180
West	0.133	0.255	0.034

The recoverable MIK estimates, which include the dilution incurred when mining the resources at the assumed SMU, have been found to more closely match production tonnes and grade when compared to other more traditional techniques. The SMU model might be thought of as a way of applying a minimum mining width to the MIK estimates, to give a more realistic and mineable result.

Engineers may add extra dilution to account for mining issues such as blast heave (rock moves when blasted and then cannot be mined accurately), mining inefficiency (there is some mixing of ore and waste during mining due to rilling and bucket size), ore-waste misallocation (some ore goes to waste dumps and waste to mill), incorrect grade control allocation and other issues.

Some sensitivity was performed by varying the SMU size and block discretisation. Reducing the SMU size from 2.5x5x5m to 1x2.5x2.5m (10% of the original SMU volume) had little impact on the estimate (about a 1% increase in contained ounces at a 1g/t Au cutoff). An 0.5x2x2m SMU produced a 10% increase in contained ounces but represents only 3.2% of the original SMU volume and is unlikely to be a realistic mining scenario. Variations in block discretisation changed the contained ounces by between 1 and 3% (at a 1g/t Au cutoff).

17.1.3.2 OK Model

For the OK model, blocks approximating half the data spacing were used, being 2.5x12.5x10m blocks; model extent is the same as the MIK model.

Table 19 Cuello OK Model Dimensions

	X	Y	Z
Origin	10250	9900	950
Maximum	10600	10650	1250
Block Size	2.5	12.5	10
Number of blocks	140	60	30
Length	350	750	300

The OK model for gold, silver and sulphur used hard boundaries between domains (i.e. only using data from within that domain). The OK search strategy was similar to the MIK model except that fewer samples were used. An additional search expansion was used to ensure that all blocks with MIK gold estimates also have silver and sulphur estimates despite the lower number of assays.

Table 20 **Cuello OK Search Strategy**

Pass/Radii	X	Y	Z
1	6	30	30
2	12	60	60
3	12	90	90
Rotations	0	5	-5
Directions	05>265	00>005	85>095
Pass/Samples	**Minimum**	**Maximum**	**Octants**
1	8	32	4
2	8	32	4
3	8	32	2

To alleviate the potential problem of smearing of high grades, some global top cuts were applied to the OK composite data prior to estimation. The top cuts used were around the 99.9th percentile of the data – 30g/t for Au, 300g/t for Ag and 5% for sulphur.

17.1.3.3 Final Model

The final preferred model for Cuello has an MIK estimate for gold and a regularised OK estimate for silver (regularised to MIK block size).

Density (SG) was applied to the felsic volcanics (2.56t/m3) and basement sequence (2.67t/m3) separately, based on global statistics for these units. The IFP dykes have a density identical to the felsics. The alluvium was assumed to have a density of 1.80t/m3, though this was not coded into the Cuello model. There is no obvious oxidation near surface at Don Sixto, so no allowance was made for this in the density model.

The grade-tonnage data for the new Cuello resource model is presented in Table 21 and Figure 37. The average density for the Cuello model does not vary significantly from 2.56t/m3 because the mineralisation is almost entirely within felsic volcanics.

Table 21 Cuello Recoverable MIK Resource

Cutoff Grade (g/t Au)	Resource Tonnage (Mt)	Gold Grade (g/t Au)	Gold Metal (Koz Au)	Silver Grade (g/t Ag)	Silver Metal (Moz Ag)	Sulphur Grade (%)
0.5	7.13	1.43	328	9.9	2.27	0.59
0.6	6.12	1.58	310	10.7	2.10	0.60
0.7	5.29	1.72	293	11.4	1.94	0.60
0.8	4.61	1.87	277	12.2	1.80	0.61
0.9	4.04	2.01	261	12.9	1.67	0.62
1.0	**3.55**	**2.16**	**246**	**13.6**	**1.56**	**0.62**
1.1	3.14	2.30	232	14.4	1.45	0.62
1.2	2.79	2.45	219	15.2	1.36	0.62
1.3	2.49	2.59	207	16.0	1.28	0.62
1.4	2.23	2.74	196	16.7	1.20	0.61
1.5	2.00	2.88	185	17.6	1.13	0.61
2.0	1.23	3.60	143	21.8	0.86	0.58
2.5	0.81	4.31	112	26.2	0.68	0.53

Figure 37 Grade-Tonnage Curve for Cuello Resource



Tonnes
Grade
Tonnage (Mt)
Average Grade (g/t Au)
Cutoff Grade (g/t Au)
8.0
6.0
4.0
2.0
0.0
3.0
1.0
0.4
0.6
0.8
1.2
1.4
1.6

A breakdown of the resource by zone is given in Table 22 and Table 23, at 0.5 and 1.0g/t gold cutoff grades respectively. The bulk of the resource (~60%) occurs in the Main zone, while the highest average grades are found in the East zone. The West zone is a substantial low grade resource and a minor amount of mineralisation (~5%) occurs outside the defined mineralised zones.

Table 22 Cuello Resource by Zone at 0.5g/t Au Cutoff Grade

Zone	Mt	g/t Au	g/t Ag	%S	Koz Au	% Koz
Main	3.73	1.58	14.6	0.67	189	58%
East	0.71	1.96	14.4	0.31	45	14%
West	2.28	1.08	2.1	0.57	79	24%
Waste	0.42	1.14	3.5	0.40	15	5%
Total	**7.13**	**1.43**	**9.9**	**0.59**	**328**	**100%**

Table 23 **Cuello Resource by Zone at 1.0g/t Au Cutoff Grade**

Zone	Mt	g/t Au	g/t Ag	%S	Koz Au	% Koz
Main	2.14	2.21	17.8	0.69	152	62%
East	0.36	3.17	20.9	0.33	37	15%
West	0.89	1.68	2.4	0.59	48	19%
Waste	0.16	1.85	4.9	0.44	10	4%
Total	**3.55**	**2.16**	**13.6**	**0.62**	**246**	**100%**

17.1.3.4 Resource Classification

The resource classification for the Cuello MIK gold model is based primarily on the estimation search pass, which is determined by data density. However, data quality is also factored into the classification through a quality indicator, which if low enough can demote a block to a lower resource category.

The quality indicator was set to one for reliable data and zero for unreliable data (where sample recovery <50% and/or wet or possibly wet RC samples). There was some data of unknown quality (ie RC samples below the water table with no recovery data), which was set to zero below the water table and 0.5 above. This indicator was then estimated using the MIK search strategy and the median gold indicator variogram for each zone. Where the quality indicator was below 75% (>25% unreliable data), the resource category of that block was down graded by one category, ie Measured > Indicated or Indicated > Inferred.

A breakdown of the resources by estimation pass is given below at both an 0.5 and 1.0g/t Au cutoff grade (Table 24 and Table 25); the economic cutoff grade is likely to be somewhere between these two cutoffs.

Table 24 **Cuello Resource Classification at 0.5g/t Au Cutoff Grade**

Class	Mt	g/t Au	g/t Ag	Koz Au	Moz Ag
Measured	1.49	1.83	15.4	88	0.74
Indicated	3.80	1.39	9.1	170	1.11
Meas&Ind	**5.28**	**1.51**	**10.9**	**257**	**1.85**
Inferred	1.85	1.20	7.2	71	0.43
Total	**7.13**	**1.43**	**9.9**	**328**	**2.27**

Table 25 **Cuello Resource Classification at 1.0g/t Au Cutoff Grade**

Class	Mt	g/t Au	g/t Ag	Koz Au	Moz Ag
Measured	0.84	2.68	21.2	73	0.58
Indicated	1.87	2.09	12.6	125	0.75
Meas&Ind	**2.71**	**2.27**	**15.3**	**198**	**1.33**
Inferred	0.84	1.78	8.5	48	0.23
Total	**3.55**	**2.16**	**13.6**	**246**	**1.56**

The silver and sulphur estimates are based on marginally less data (79%) than the gold estimates so the reassay program has been successful in elevating the minor elements to a similar status as

for gold. Therefore, the resource classification for gold is considered equally applicable to silver and sulphur estimates.

17.1.4 Model Validation

The Cuello model was validated by visual comparison of block and drill hole grades, comparison of model and data statistics, examination of grade-tonnage curves and comparison with previous and alternative estimates. Exeter personnel also checked the model and found no significant problems.

The visual comparison of block and drill hole grades on screen in Datamine showed reasonable agreement between the data and estimates, and the domain boundaries have been honoured. This was confirmed by Exeter personnel.

17.1.4.1 Model Statistics

A comparison of summary statistics for drill hole composite and block model gold grades shows some significant differences attributable to data clustering and smoothing effects (Table 26 and Figure 38). The average grade for the block model is lower due to the more limited influence of the higher sample grades during estimation and the declustering effect of the estimation routine (drilling tends to be concentrated in the higher grade zones, while model blocks are evenly distributed in space). The model grade distribution has less spread (lower SD and CV) because of the averaging and smoothing effects of the estimation process, which is desirable as the blocks have a substantially larger volume than the samples.

Table 26 Drill Hole and Model Grade Statistics for Gold – Cuello

Data	Samples	Minimum	Maximum	Mean	SD	CV
Drill Holes	13790	0.003	167.0	0.348	2.403	6.903
Block Model	21365	0.000	11.2	0.221	0.498	2.253

Figure 38 Drill Hole and Model Grade Distributions for Gold – Cuello



Simple cell declustering was performed on the drill hole composites in an effort to derive a more spatially representative average gold grade. The average drill hole grade was calculated for

samples within a range of cell (block) sizes. The grades initially decrease from 0.35g/t Au at the drill hole sample size (0.14x0.14x1.0m) to 0.21g/t Au for 15x75x30m cells, then fluctuates around 0.225g/t Au, until rising again as the cell size approaches the entire model volume (Table 27). This is a typical pattern for clustered data and the spatially representative average grade occurs where the trend levels off.

Table 27 Declustered Drill Hole Statistics for Gold – Cuello

X Cell	Y Cell	Z Cell	Samples	g/t Au
0.14	0.14	1	13790	0.348
2.5	12.5	5	448	0.278
5	25	10	243	0.265
10	50	20	123	0.243
15	75	30	87	0.207
20	100	40	52	0.244
35	175	70	30	0.224
50	250	100	26	0.200
75	375	150	9	0.203
100	500	200	6	0.233
150	750	300	3	0.280

Figure 39 Declustered Drill Hole Grades by Cell Size for Gold – Cuello


Grade (g/t Au)
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
Declustered DH
Model Blocks
1
5
10
20
30
40
70
100
150
200
300
Cell Size - Z Direction

The average block model grade (0.221g/t Au) is close to the declustered drill hole grade for moderate cell size (Figure 39), where the average grade fluctuates around 0.225g/t Au, suggesting that the average block model grade is reasonable.

The grade-tonnage curves show smooth gradational distributions without unusual kinks, which appear plausible.

17.1.4.2 Comparison with Previous Estimates

Comparisons between the 2007 and 2005 recoverable MIK estimates are given in Table 28 and Table 29. These comparisons show that the Measured and Indicated resources have increased substantially and there is a modest increase in total contained ounces. However, the additional resources in the 2007 estimates are at substantially lower grades than the 2005 estimates.

Table 28 Cuello Resource Comparison to 2005 Estimates at 0.5g/t Au Cutoff Grade

Model	Class	Mt	g/t Au	Koz Au	%KozAu
2007	Measured	1.49	1.83	88	27%
	Indicated	3.80	1.39	170	52%
	Meas & Ind	**5.28**	**1.51**	**257**	**78%**
	Inferred	1.85	1.20	71	22%
	Total	**7.13**	**1.43**	**328**	**100%**
2005	Indicated	1.24	3.08	123	49%
	Inferred	2.40	1.67	129	51%
	Total	**3.64**	**2.15**	**251**	**100%**
Difference	**Meas & Ind**	+4.04	-1.56	+135	+110%
Difference	Inferred	-0.55	-0.47	-58	-45%
Difference	**Total**	**3.49**	**-0.71**	**+77**	**+31%**

Table 29 Cuello Resource Comparison to 2005 Estimates at 1.0g/t Au Cutoff Grade

Model	Class	Mt	g/t Au	Koz Au	%KozAu
2007	Measured	0.84	2.68	73	30%
	Indicated	1.87	2.09	125	51%
	Meas & Ind	**2.71**	**2.27**	**198**	**80%**
	Inferred	0.84	1.78	48	20%
	Total	**3.55**	**2.16**	**246**	**100%**
2005	Indicated	0.91	3.93	115	53%
	Inferred	1.26	2.53	102	47%
	Total	**2.16**	**3.12**	**217**	**100%**
Difference	**Meas & Ind**	+1.80	-1.66	+83	+72%
Difference	Inferred	-0.41	-0.75	-54	-112%
Difference	**Total**	**+1.39**	**-0.96**	**+29**	**+12%**

In 2005 the database contained 45 holes and channels on 50m section lines, while in 2007 there were 111 holes and channels on 25m section lines. The geological interpretation has also improved considerably since 2005. Therefore the 2007 estimate is based on substantially more data than the 2005 model, which explains the gross differences between the two models. The confidence in the estimates has also increase significantly due to the closer data spacing and improved geological understanding.

17.1.4.3 Alternative Methods

A comparison of the recoverable MIK and OK model results for gold is given below (Table 30 and Figure 40). For both models, only blocks estimated by both methods are reported.

Table 30 Cuello Model Comparison

Cutoff (g/t Au)	Recoverable MIK			Ordinary Kriging			% Difference		
	Mt	g/t Au	Koz Au	Mt	g/t Au	Koz Au	Mt	g/t Au	Koz Au
0.5	7.08	1.43	326	8.17	1.35	355	15.4%	-5.6%	8.9%
0.6	6.07	1.58	308	6.99	1.48	334	15.2%	-5.8%	8.5%
0.7	5.25	1.72	291	5.97	1.63	312	13.8%	-5.5%	7.5%
0.8	4.57	1.87	274	5.11	1.78	292	11.7%	-4.8%	6.4%
0.9	4.00	2.01	259	4.36	1.94	271	8.8%	-3.7%	4.8%
1.0	**3.52**	**2.15**	**244**	**3.79**	**2.09**	**254**	**7.4%**	**-3.2%**	**4.0%**
1.1	3.11	2.30	230	3.37	2.21	240	8.2%	-3.7%	4.2%
1.2	2.76	2.44	217	2.96	2.36	225	7.2%	-3.5%	3.5%
1.3	2.47	2.59	205	2.64	2.50	212	7.0%	-3.6%	3.2%
1.4	2.21	2.73	194	2.38	2.62	200	7.7%	-4.0%	3.3%
1.5	1.98	2.88	184	2.14	2.75	189	7.8%	-4.3%	3.2%
2.0	1.22	3.60	141	1.27	3.46	142	4.4%	-4.0%	0.2%
2.5	0.80	4.31	111	0.84	4.09	111	4.9%	-5.1%	-0.5%

Figure 40 Grade-Tonnage Curves for recMIK and OK Gold Models – Cuello


Mt_rec
Mt_OK
Au_rec
Au_OK
Tonnage (Mt)
Average Grade (g/t Au)
Cutoff Grade (g/t Au)
10.0
8.0
6.0
4.0
2.0
0.0
5.0
4.0
3.0
2.0
1.0
0.0
0.5
1.0
1.5
2.0
2.5

The OK model has higher tonnage and lower grade than the MIK model for all cutoff grades examined, though the metal content is within 10% for all cutoff grades. The reason the MIK model has lower tonnage and higher grade is that the SMU for the recoverable MIK model was 2.5x5x5m (despite the large block size) while the SMU for the OK model was the block size of 2.5x12.5x10m. Therefore, the MIK estimate is more selective than the OK model.

The recoverable and e-type MIK estimates are compared in Figure 41, which shows that the recoverable resource has around 10% higher grade than the e-type estimate. This result is

expected because the recoverable estimate represents a more selective recovery of material within the same blocks.

Figure 41 Comparison of Recoverable and e-type MIK Estimates


Mt_rec
Mt_avg
Au_rec
Au_avg
Tonnage (Mt)
Average Grade (g/t Au)
Cutoff Grade (g/t Au)
10.0
8.0
6.0
4.0
2.0
0.0
5.0
4.0
3.0
2.0
1.0
0.0
0.5
1.0
1.5
2.0
2.5

H&S also output an MIK point support model in an effort to reproduce the type of estimate that might result from a traditional tightly-constrained model. The point support model represents sample size SMUs (5.5" RC = 1m long x 14cm diameter [~ 1.0x0.14x0.14m SMU]), and much smaller for core e.g. NQ3 1.0m long x 6.11cm diameter (~1.0x0.061x0.061m SMU).

Figure 42 Grade-Tonnage Curves for SMU and Point Support MIK Models (1 = SMU Model, 2 = Point Support Model)


Mt1
Mt2
Au1
Au2
Tonnage (Mt)
Average Grade (g/t Au)
Cutoff Grade (g/t Au)
8.0
6.0
4.0
2.0
0.0
8.0
6.0
4.0
2.0
0.0
0.5
1.0
1.5
2.0
2.5

The point support model gives between 40 and 45% more grade than the 2.5x5.0x5.0m SMU model (Table 31), and does produce a result comparable to a traditional tightly-constrained model. However, there is no chance of mining the deposit at point support – this is totally unrealistic. The SMU model might be thought of as a way of applying a minimum mining width to the MIK estimates, to give a more realistic and mineable result.

Table 31 Comparison of SMU and Point Support MIK Estimates for Cuello

Cutoff	2.5x5x5m SMU			Point Support			% Difference		
(g/t Au)	Mt	g/t Au	Koz Au	Mt	g/t Au	Koz Au	Mt	g/t Au	Koz Au
0.5	7.18	1.45	336	5.60	2.04	368	-22.1%	40.6%	9.6%
0.6	6.18	1.60	318	4.80	2.29	354	-22.2%	43.0%	11.3%
0.7	5.34	1.75	300	4.19	2.53	341	-21.5%	44.5%	13.4%
0.8	4.66	1.90	284	3.71	2.76	329	-20.5%	45.6%	15.8%
0.9	4.09	2.04	269	3.31	2.99	318	-19.0%	46.3%	18.5%
1.0	**3.61**	**2.19**	**254**	**2.99**	**3.20**	**308**	**-17.2%**	**46.6%**	**21.4%**
1.1	3.20	2.33	240	2.71	3.42	299	-15.1%	46.6%	24.5%
1.2	2.85	2.48	227	2.48	3.63	290	-12.8%	46.5%	27.8%
1.3	2.54	2.62	215	2.28	3.84	282	-10.3%	46.2%	31.2%
1.4	2.28	2.77	203	2.11	4.04	274	-7.7%	45.9%	34.7%
1.5	2.06	2.91	193	1.95	4.24	267	-5.0%	45.6%	38.3%
2.0	1.28	3.63	150	1.40	5.22	235	9.3%	43.6%	57.0%
2.5	0.86	4.33	119	1.06	6.15	210	24.2%	42.1%	76.4%

(The models used for this comparison are not final or complete estimates for Cuello – they are incomplete preliminary models prepared for comparison purposes only).

17.2 El Ojo

17.2.1 Database

The database for Ojo consists of 17 diamond core holes, 54 RC percussion holes and 10 surface channels (Table 32). This excludes RC pre-collars and redrilled holes; pre-collar data is included with the diamond core tail.

Table 32 Summary of Ojo Database

Hole Type	Number of Holes	Metres	DH Surveys	Geology Intervals	Au Assays	Ag Assays	S Assays	Sample Recovery
DD Holes	17	1,691	45	378	1,536	1,191	1,191	1,567
RC Holes	54	4,463	173	566	1,877	869	869	1,806
Channels	10	819	474	0	400	387	375	0
Total	81	6,973	692	944	3,813	2,447	2,435	3,373

The local Ojo grid is based on the location of hole LCP-27 and is rotated by 60° clockwise relative to the Gauss Kruger grid.

There are 3,813 intervals with gold assays, 2,447 with silver (64% of gold assays) and 2,435 with sulphur.

Sample recovery is recorded for 3,373 intervals in both DD and RC holes, and the average recovery for Ojo is 83.9%; recovery is 93.4% for diamond core holes (1,487m) and 79.5% for RC percussion holes (3,194m). A plot of recovery versus gold grade shows no obvious trend (Figure 43) for the RC holes, suggesting no obvious bias in gold grade due to poor sample recovery. However, there is a trend in the core (DD) holes. Investigation showed that this was primarily due to poor recovery of high-grade near-surface mineralisation, which is difficult to avoid.

Figure 43 Scatter Plot of Sample Recovery versus Gold Grade for Ojo


Recovery (%)
100
95
90
85
80
75
70
0.001
0.01
0.1
1
10
100
Gold Grade (g/t Au)
All Data
DD
RC

17.2.2 Data Analysis

17.2.2.1 Geological Interpretation

The main zone of mineralisation at Ojo occurs either side of a central barren felsic porphyry dyke that dips at around 40>075 and averages about 15m in thickness. Much of the main mineralisation immediately above and west of the central dyke at Ojo is interpreted as being parallel to the dyke. To the east of the central dyke the main mineralisation becomes steep dipping (80-85° East).

There is also minor mineralisation east and west of the main zone parallel to other barren porphyry dykes that dip moderately to steeply east. Faults to the west and south-west separate the main mineralisation from essentially barren domains. Faulting at the north end of the deposit disrupts and then terminates mineralisation.

Unlike most of the other deposits at Don Sixto, a substantial proportion of the main mineralisation at Ojo occurs below the base of felsic volcanics, in the basal sequence of sediments and basic volcanics. Therefore, the base of felsic volcanics was modelled and coded into the model for the assignment of density values; this boundary did not affect grade estimation.

Alluvial sand covers the flanks of the prominent main zone ridge.

The model for Ojo was divided into mineralised and waste zones within 5 structural domains defined by faulting, based on wireframe models supplied by Exeter. This resulted in 11 zone/domain combinations. The domain/zone combinations (DOMZON = DOMAIN x 10 + ZONE) have differing orientations, a shown in the table below.

Table 33 Ojo Zone/Domain Combinations and Orientations

DOMZON	Domain	Zone	Orientation	Description
0	0	0	Flat	Alluvial Sand
5	0	5	Variable	Felsic Dykes
11	1	1	40>075	Main Min below Central Dyke
12	1	2	40>075	Main Min above Central Dyke
14	1	4	40>075	Waste around Central Dyke
21	2	1	85>080	Main Min above Central Dyke
31	3	1	80>095	Main Min east of Central Dyke
33	3	3	80>095	Min around Eastern Dyke
34	3	4	80>095	Waste east of Central Dyke
44	4	4	40>090	Waste west of Main Min
54	5	4	40>090	Waste south-west of Main Min

Figure 44 **Distribution of Domains and Zones for Ojo at 1225mRL**


TO
Sand 0.0 0.0
6.0 6.0
44.0 44.0
54.0 54.0

17.2.2.2 Data Distribution

Holes at Ojo are drilled on nominal 25m sections, though tend to be concentrated on alternate 50m sections, with channel samples cut on regular 25m sections. Drill holes are typically spaced around 25m apart on section and are drilled vertically or dipping 60° to the east or west.

17.2.2.3 Sample Composites

The distribution of original assay sample lengths for the nominal 1m Ojo composites is shown in Figure 45. The DD core samples are predominantly around 1m in length, while the channel samples are typically about 2m in length. The RC samples are dominated by 3m intervals, with a substantial number of 1.0-1.5m samples for the mineralisation. However, a significant number of 3m mineralised RC intervals remain.

A nominal 1.0m sample composite length was chosen, with a minimum composite of 0.5m. For subsequent analysis and estimation, the raw samples were flagged by zone and domain using the wireframe models and then composited within each zone. The short composite length was chosen to give sufficient samples for robust MIK estimation.

Figure 45 Histogram of Assay Sample Length for Ojo Composites


LEGEND

17.2.2.4 Univariate Analysis - Gold

The univariate analysis of gold grades consisted of boxplots, summary statistics, log-histograms and grade metal plots.

The boxplot of gold grade by major lithology shows that the best grades occur in the hydrothermal breccias (Bxh) and that significant mineralisation occurs in variants of the Volcanic Felsic Porphyry (Vfp), the Sedimentary Quartzites (SQ) and the veins.

Figure 46 Boxplot of Gold Grade by Lithology – Ojo


Ojo : Raw Data: AU GRADES BY MAINRX
LOG AU
MAINRX

The summary statistics for Ojo by DOMZON are presented in Table 34. The domaining has reduced the CV in the individual DOMZONs, compared to the total population.

Table 34 Gold Summary Statistics for Ojo by DOMZON

DOMZON	Samples	Minimum	Maximum	Mean	SD	CV
11	810	0.010	10.47	0.869	1.281	1.474
12	375	0.005	39.58	2.534	4.124	1.628
14	707	0.003	3.62	0.127	0.368	2.893
21	1549	0.003	483.00	2.108	15.988	7.584
31	702	0.005	9.61	0.404	0.674	1.669
33	224	0.005	28.50	0.902	2.697	2.992
34	384	0.003	0.84	0.063	0.106	1.671
44	497	0.003	3.44	0.153	0.333	2.176
54	131	0.005	1.72	0.224	0.255	1.138
Total	**5379**	**0.003**	**483.00**	**1.046**	**8.732**	**8.350**

The log histogram of gold composite grades suggests that the total population (Figure 47) consists of at least two approximately log-normal grade distributions.

Figure 47 **Log Histogram of Gold – Ojo**


LEGEND
HELLMAN & SCHOFIELD
Ojo

The log-probability partition plot (Figure 48) of the raw sample grades shows two distinct and approximately log-normal grade distributions – a low grade population with a mean gold grade around 0.025g/t (30% of the total population) and a high grade population with an average grade around 0.35g/t Au (70% of the total population). Inspection of the histogram and partitioning of the log probability plot both show a grade of around 0.10g/t Au most effectively separates these two grade populations. There also appears to be a very small, very high grade population at Ojo.

Figure 48 **Log Probability Plot of Gold – Ojo**


LEGEND
HELLMAN & SCHOFIELD
Ojo

The grade-metal plot for all Ojo gold assays (Figure 49) clearly demonstrates that the contained metal distribution of gold for the samples is much more skewed than the distribution of sample grades. Half of the metal is contained in the 2.5% of samples above 6.6g/t and the highest grade sample (483g/t Au) contains about 8.6% of the total metal. This indicates that the handling of high grade samples during estimation will be critical to the resource.

Figure 49 **Grade-Metal Plot of Gold – Ojo**


LEGEND
HELLMAN & SCHOFIELD
Ojo

MIK was considered the most appropriate estimation method for the gold grade distribution at Ojo for the same reasons that it was used for Cuello.

17.2.2.5 Univariate Analysis – Silver and Sulphur

The log histogram plot of the silver composite grades for Ojo essentially shows a single approximately log-normal population and is moderately skewed (Figure 50). There may be a small high grade population around 100g/t Ag.

Figure 50 **Log Histograms of Silver and Sulphur – Ojo**



The log histogram of sulphur shows at least two approximately log-normal populations, one with a mean around 0.01%S and the other with a mean around 0.5%S.

Table 35 Silver and Sulphur Summary Statistics for Ojo by DOMZON

FIELD	DOMZON	Samples	Minimum	Maximum	Mean	SD	CV
AG	11	521	0.24	45.0	4.98	5.91	1.187
AG	12	306	0.18	213.0	12.41	30.36	2.446
AG	14	268	0.09	16.1	1.93	2.41	1.246
AG	21	1080	0.15	162.0	5.06	11.06	2.188
AG	31	467	0.14	59.9	2.88	5.04	1.749
AG	33	78	0.26	25.0	2.98	3.99	1.339
AG	34	251	0.05	8.3	0.68	0.80	1.186
AG	44	256	0.03	11.8	1.07	1.65	1.546
AG	54	116	0.38	33.0	3.46	5.58	1.612
AG	**Total**	**3343**	**0.03**	**213.0**	**4.42**	**12.00**	**2.711**
SUL	11	406	0.005	5.53	0.343	0.747	2.181
SUL	12	247	0.005	3.05	0.142	0.378	2.656
SUL	14	257	0.005	4.78	0.281	0.680	2.420
SUL	21	1050	0.005	1.99	0.095	0.194	2.038
SUL	31	461	0.005	2.39	0.248	0.397	1.598
SUL	33	78	0.005	2.03	0.470	0.534	1.136
SUL	34	251	0.005	1.80	0.514	0.389	0.756
SUL	44	256	0.005	5.52	0.322	0.706	2.191
SUL	54	116	0.005	1.30	0.166	0.270	1.628
SUL	**Total**	**3122**	**0.005**	**5.53**	**0.233**	**0.488**	**2.091**

17.2.2.6 Bivariate Analysis

The correlation matrix for all Ojo data (excluding alluvium and barren dykes) shows weak correlation between gold and silver (linear correlation coefficient of 0.742), but no correlation between sulphur and the precious metals (linear correlation coefficient ~0.00).

Table 36 Correlation Matrix for Cuello

	AU	AG	SUL
AU	1.000		
AG	0.417	1.000	
SUL	-0.012	0.003	1.000

The log scatter plots for gold against silver and sulphur (Figure 51) for all data (excluding alluvium and barren dykes) shows weak correlation between gold and silver, and the total lack of correlation between gold and sulphur. The average Ag:Au ratio for Ojo based on the composite data is 4.5.

Figure 51 Log Scatter Plot of Gold against Silver and Sulphur – Ojo



17.2.2.7 Spatial Analysis

The analysis of spatial continuity of grades for Ojo consisted of indicator variograms for gold and grade variography for gold, silver and sulphur, much the same as for Cuello.

Variography for Ojo was performed on selected dipping (DOMZON 11+12) and subvertical (DOMZON 21) mineralised domains and then applied to the remaining domain/zone combinations with similar orientation, with directions as shown in Table 35. An example of gold indicator classes in given in Table 37.

Table 37 Gold Indicator Classes for Ojo (DOMZON=21)

Threshold Number	Grade Threshold	Cumulative Probability	Class Mean	Class Median	Class Data
1	0.05	0.10	0.029	0.030	225
2	0.10	0.20	0.076	0.074	225
3	0.17	0.30	0.132	0.130	225
4	0.23	0.40	0.196	0.195	225
5	0.34	0.50	0.285	0.285	226
6	0.44	0.60	0.388	0.382	225
7	0.66	0.70	0.532	0.519	225
8	0.83	0.75	0.736	0.740	113
9	1.02	0.80	0.928	0.935	112
10	1.36	0.85	1.167	1.170	113
11	2.28	0.90	1.783	1.740	112
12	4.20	0.95	2.981	2.820	113
13	6.66	0.97	5.300	5.140	45
14	13.80	0.99	9.701	9.370	45
15	483.0	1.00	71.73	27.20	23

All indicator variogram models for Ojo were fitted with exponential models and show similar features to those for Cuello. In the plane of mineralisation, most of the total variance occurs within short scale variogram structures (≤25m), with only minor secondary structures with longer ranges. The down hole variograms generally have short primary ranges. Typical examples of the indicator variograms are shown in Figure 52.

Figure 52 **Median Indicator Variograms of Gold for Ojo**
(DOMZON 11: down hole, along strike and down dip)


Variogram: rank_azm180pln-60_Ind_4.50
Lag distance (h)
Variogram: rank_azm105pln0_Ind_4.50
Lag distance (h)
Variogram: rank_azm15pln-40_Ind_4.50
Lag distance (h)

Grade variogram models were generated for gold, silver and sulphur (DOMZON 11+12 shown in Figure 53) and the variogram models are tabulated in Table 38. Gold and silver have anisotropic exponential variogram models, while sulphur has a nearly isotropic spherical model.

Figure 53 **Variograms of Gold, Silver and Sulphur for Ojo (DOMZON 11+12: down hole, along strike and down dip)**









Table 38 **Ojo Variogram Models**

Element/ DOMZON	Structure	Variance	X Range	Y Range	Z Range
Au	Nugget	0.10	-	-	-
11+12	Exp 1	0.45	20	20	2.5
	Exp 2	0.38	25	20	20
	Exp 3	0.07	100	20	20
Au	Nugget	0.10	-	-	-
21	Exp 1	0.80	3.5	20	20
	Exp 2	0.10	4.0	20	20
Ag	Nugget	0.10	-	-	-
11+12	Exp 1	0.90	60	20	9.0
Ag	Nugget	0.20	-	-	-
21	Exp 1	0.50	2.0	20	20
	Exp 2	0.30	8.0	20	20
Sul	Nugget	0.10	-	-	-
11+12	Sph 1	0.80	25	25	24
	Sph 2	0.10	45	45	24
Sul	Nugget	0.10	-	-	-
21	Sph 1	0.60	5.0	65	25
	Sph 2	0.20	5.0	65	34
	Sph 3	0.10	5.0	125	50

17.2.3 Estimation

Two resource estimates were prepared for Ojo – an OK estimate for gold, silver and sulphur, and an MIK estimate for gold. The final preferred model has an MIK estimate for gold and regularised OK estimates for silver and sulphur.

The extent of the new models is given in Table 39 - the MIK model used 5x25x10m blocks (as shown), while the OK model used smaller 2.5x12.5x10m.

Table 39 Ojo Model Dimensions

MODPROT	X	Y	Z
Origin	1900	1700	1080
Maximum	2250	2100	1280
Block Size	5	25	10
Number of blocks	70	16	20
Length	350	400	200

The search ellipse orientation for each DOMZON is given in Table 33. Details of the search radii used for both MIK and OK models are given in Table 40. The numbers of samples and octant constraints for the Ojo models are identical to those used for the Cuello models.

Table 40 Ojo Search Radii

Pass/Radii	X	Y	Z
1	7.5	30	30
2	15	60	60
3	15	90	90

Nominal 1.0m composites were used for estimation. The OK model for gold, silver and sulphur used hard boundaries between domains (i.e. only using data from within that domain). The MIK model used soft boundaries between adjacent mineralised domains and hard boundaries between mineralised and waste domains.

Grades used for the OK estimate were cut to similar levels as for Cuello. The top cuts used were around the 99.8th percentile of the data – 30g/t for Au (11 composites), 150g/t for Ag (8 composites) and 5% for sulphur (2 composites).

The density model for Ojo uses the same average values for major rock units as for the Cuello model. However, as some of the mineralisation at Ojo does occur below the base of the felsic volcanics, there is some variation in model density for the mineralisation.

The grade-tonnage data for the Ojo resource estimate shows a modest increase in silver grades with increasing gold cutoff, a decrease in sulphur grades and a marginal drop in density.

Table 41 Ojo Grade-Tonnage Data

Cutoff Grade (g/t Au)	Resource Tonnage (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Sulphur Grade (% S)	Density (t/m³)	Gold Metal (Koz Au)	Silver Metal (Moz Ag)
0.5	3.632	1.363	4.60	0.329	2.596	159	0.54
0.6	2.998	1.535	4.79	0.319	2.595	148	0.46
0.7	2.516	1.704	4.95	0.309	2.594	138	0.40
0.8	2.144	1.869	5.08	0.299	2.593	129	0.35
0.9	1.852	2.029	5.19	0.289	2.592	121	0.31
1.0	**1.614**	**2.187**	**5.29**	**0.281**	**2.591**	**113**	**0.27**
1.1	1.421	2.342	5.38	0.273	2.591	107	0.25
1.2	1.259	2.495	5.45	0.267	2.590	101	0.22
1.3	1.122	2.647	5.53	0.261	2.590	95	0.20
1.4	1.004	2.799	5.60	0.256	2.589	90	0.18
1.5	0.903	2.950	5.67	0.251	2.588	86	0.16
2.0	0.562	3.691	6.01	0.229	2.585	67	0.11
2.5	0.377	4.402	6.30	0.211	2.581	53	0.08

Figure 54 Grade-Tonnage Curve for Ojo Resource


Tonnes
Grade
Tonnage (Mt)
Average Grade (g/t Au)
Cutoff Grade (g/t Au)
4.0
3.0
2.0
1.0
0.0
0.4
0.6
0.8
1.0
1.2
1.4
1.6

A breakdown of the Ojo resource estimate at 1.0g/t Au cutoff grade shows that the majority of the resources occur around the central dyke in domains 1 and 2; approximately 1/3rd of the domain 3 mineralisation also occurs here, with the remainder occurring around the eastern dyke.

Table 42 Ojo Resource by Domain at 1.0g/t Au Cutoff Grade

DOMAIN	Mt	g/t Au	g/t Ag	% S	SG	Koz Au	%Koz Au
1	0.78	2.14	5.92	0.30	2.62	54	48%
2	0.48	2.45	5.62	0.13	2.56	38	33%
3	0.33	1.97	3.52	0.47	2.57	21	18%
4	0.01	1.37	1.78	0.11	2.67	1	1%
5	0.01	1.43	2.91	0.06	2.67	0	0%
Total	**1.61**	**2.19**	**5.29**	**0.28**	**2.59**	**113**	**100%**

17.2.3.1 Resource Classification

The resource classification for the Ojo model is based primarily on the estimation search pass, determined by data density, but is also modified by a data quality indicator, as for Cuello.

Table 43 Ojo Resource Classification at 0.5g/t Au Cutoff Grade

Class	Mt	g/t Au	g/t Ag	% S	Koz Au	Moz Ag	%Koz Au
Measured	1.43	1.63	5.27	0.179	75	0.24	47%
Indicated	1.49	1.25	4.26	0.374	60	0.20	38%
Meas&Ind	**2.92**	**1.44**	**4.76**	**0.278**	**135**	**0.45**	**85%**
Inferred	0.71	1.05	3.97	0.537	24	0.09	15%
Total	**3.63**	**1.36**	**4.60**	**0.329**	**159**	**0.54**	**100%**

Table 44 Ojo Resource Classification at 1.0g/t Au Cutoff Grade

Class	Mt	g/t Au	g/t Ag	% S	Koz Au	Moz Ag	%Koz Au
Measured	0.79	2.37	6.07	0.151	60	0.15	53%
Indicated	0.62	2.03	4.61	0.345	40	0.09	36%
Meas&Ind	**1.41**	**2.22**	**5.43**	**0.237**	**101**	**0.25**	**89%**
Inferred	0.20	1.95	4.34	0.584	13	0.03	11%
Total	**1.61**	**2.19**	**5.29**	**0.281**	**113**	**0.27**	**100%**

The silver and sulphur estimates at Ojo are based on somewhat less data (~60%) than the gold estimates, though the higher grade samples (>0.5g/t Au) have a higher proportion of silver and sulphur assays (~74%). Therefore, given the broadly comparable number of assays (particularly in the mineralisation), it is considered reasonable to apply the resource classification for gold to the estimates of silver and sulphur.

17.2.4 Model Validation

The Ojo model was validated using the same methods as for Cuello. Visual comparison of block and drill hole grades showed reasonable agreement between the data and estimates, and the domain boundaries were honoured. Statistical comparisons were satisfactory, although the drill hole data is highly skewed and clustered, and grade-tonnage data is plausible. Exeter personnel also checked the model and found no significant problems.

A comparison between the 2007 and 2005 recoverable MIK estimates for Ojo is given in Table 45. The 2007 estimate has increased the tonnage marginally over the 2005 model (+11%), but the average grade is lower (-16%), resulting in a net 6% decrease in contained metal. The major difference between the estimates is the additional data collected since 2005. The average silver grade has more than doubled as a result of the reassay program.

Table 45 Ojo Resource Estimates at 0.5g/t Au Cutoff Grade Comparison of 2007 and 2005 Models

Model	Class	Mt	g/t Au	g/t Ag	Koz Au	Moz Ag
2007	Measured	1.43	1.63	5.3	75	0.24
	Indicated	1.49	1.25	4.3	60	0.20
	Meas & Ind	**2.92**	**1.44**	**4.8**	**135**	**0.45**
	Inferred	0.71	1.05	4.0	24	0.09
	Total	**3.63**	**1.36**	**4.6**	**159**	**0.54**
2005	Indicated	1.74	2.22	3.1	124	0.17
	Inferred	1.53	0.93	1.1	46	0.06
	Total	**3.27**	**1.62**	**2.2**	**170**	**0.23**
Difference	Meas & Ind	1.18	-0.78	1.70	11	0.28
Difference	Inferred	-0.82	0.12	2.83	-22	0.03
Difference	**Total**	**0.36**	**-0.25**	**2.44**	**-11**	**0.31**

A comparison of the MIK and OK model results for gold is given below (Table 46 and Figure 55). Only block estimated in both models are reported.

Table 46 Ojo Model Comparison

Cutoff	recoverable MIK			Ordinary Kriging			% Difference		
(g/t Au)	Mt	g/t Au	Koz Au	Mt	g/t Au	Koz Au	Mt	g/t Au	Koz Au
0.5	3.54	1.37	155	4.54	1.18	173	28.5%	-13.5%	11.2%
0.6	2.92	1.54	145	3.60	1.35	156	23.3%	-12.2%	8.2%
0.7	2.45	1.71	135	2.84	1.54	141	15.7%	-9.9%	4.3%
0.8	2.09	1.87	126	2.33	1.71	128	11.2%	-8.4%	1.8%
0.9	1.81	2.03	118	2.02	1.85	120	11.8%	-9.2%	1.5%
1.0	**1.58**	**2.19**	**111**	**1.76**	**1.98**	**112**	**11.8%**	**-9.8%**	**0.9%**
1.1	1.39	2.35	105	1.56	2.10	105	12.6%	-10.7%	0.5%
1.2	1.23	2.50	99	1.36	2.23	98	10.9%	-10.7%	-0.9%
1.3	1.10	2.65	93	1.20	2.37	91	9.2%	-10.6%	-2.4%
1.4	0.98	2.81	88	1.04	2.52	85	6.5%	-10.2%	-4.4%
1.5	0.88	2.96	84	0.90	2.69	78	2.0%	-8.9%	-7.1%
2.0	0.55	3.70	65	0.54	3.34	58	-1.5%	-9.9%	-11.2%
2.5	0.37	4.41	52	0.36	3.89	45	-2.2%	-12.0%	-13.9%

Figure 55 Grade-Tonnage Curves for MIK and OK Gold Models – Ojo


Mt_MIK
Mt_OK
Au_MIK
Au_OK
Tonnage (Mt)
Average Grade (g/t Au)
Cutoff Grade (g/t Au)
5.0
4.0
3.0
2.0
1.0
0.0
0.5
1.0
1.5
2.0
2.5

The OK model has higher tonnage and lower grade than the MIK model for most cutoff grades examined, while the contained metal is generally within +/-10%. The MIK model has higher grade because of the smaller effective SMU.

17.3 Central Vein Zone

The Central Vein Zone (CVZ) comprises the Labio East, Labio West, Labio South and Mercedes prospects.

17.3.1 Database

The database for the CVZ consists of 27 diamond core holes, 41 RC percussion holes and 27 surface channels (see Table 47). This excludes RC pre-collars and redrilled holes; pre-collar data is included with the diamond core tail. Labio East has the most data, Labio West and Mercedes have comparable amounts of data and Labio South has the least.

Table 47 Summary of CVZ Database

Prospect	Hole Type	No. Holes	Metres	DH Surveys	Geology Intervals	Au Assays	Ag Assays	S Assays
Labio East	DD	13	1,886	35	358	1,326	1,094	1,094
Labio East	RC	14	1,240	29	185	507	247	247
Labio East	CH	11	220	139	0	127	127	127
Labio West	DD	7	637	16	122	397	271	271
Labio West	RC	9	765	20	149	274	121	121
Labio West	CH	5	190	101	0	95	95	95
Labio South	DD	3	326	8	118	320	316	316
Labio South	RC	5	647	9	43	165	0	0
Labio South	CH	2	101	56	0	53	25	20
Mercedes	DD	4	388	10	122	267	198	198
Mercedes	RC	13	937	26	308	377	321	321
Mercedes	CH	9	205	114	0	104	104	101
Labio East	Total	38	3,346	203	543	1,960	1,468	1,468
Labio West	Total	21	1,592	137	271	766	487	487
Labio South	Total	10	1,073	73	161	538	341	336
Mercedes	Total	26	1,530	150	430	748	623	620
Total	DD	27	3,237	69	720	2,310	1,879	1,879
Total	RC	41	3,589	84	685	1,323	689	689
Total	CH	27	715	410	0	379	351	343
GRAND TOTAL		**95**	**7,542**	**563**	**1405**	**4,012**	**2,919**	**2,911**

The Labio prospects are on the unrotated Cuello local grid system, while Mercedes is on the rotated local Luna grid (50° clockwise rotation).

For all 4 CVZ prospects, there are 4,012 intervals with gold assays, 2,919 with silver (73% of gold assays) and 2,911 with sulphur, though the ratio of gold to silver assays does vary somewhat from prospect to prospect.

Sample recovery is recorded for 3,640 intervals in both DD and RC holes, and the average recovery for the CVZ is 88.8%; recovery is 94.2% for diamond core samples and 82.6% for RC percussion samples. (Some holes are combined RC/DD so recoveries were calculated by sample type; number of holes and metres are nominal and indicative only.)

Table 48 Summary Drillhole Recovery Data – CVZ

Prospect	Sample Type	Holes	Metres	Recovery Records	Average Recovery
Labio East	DD	13	1,886	1,339	96.1
Labio East	RC	14	1,240	507	81.1
Labio West	DD	7	637	402	90.3
Labio West	RC	9	765	276	76.2
Labio South	DD	3	326	329	92.7
Labio South	RC	5	647	134	69.0
Mercedes	DD	4	388	276	92.1
Mercedes	RC	13	937	377	92.3
Total	DD	27	3,237	2,346	94.2
Total	RC	41	3,589	1,294	82.6
Labio East	Total	27	3,126	1,846	90.6
Labio West	Total	16	1,402	678	83.7
Labio South	Total	8	973	463	83.2
Mercedes	Total	17	1,325	653	92.2
GRAND TOTAL		**68**	**6,826**	**3,640**	**88.8**

A plot of sample recovery versus gold grade shows no obvious trend (Figure 56) for the RC holes, suggesting no obvious bias in gold grade in either the DD or RC holes due to poor sample recovery.

Figure 56 Sample Recovery versus Gold Grade for CVZ


100
90
80
70
60
Recovery (%)
0.001
0.01
0.1
1
10
Au (g/t)
All Data
DD
RC

17.3.2 Data Analysis

17.3.2.1 Geological Interpretation

The mineralisation in the CVZ consists of a number of steeply-dipping narrow vein zones, typically 5 to 10m wide. The orientation varies by prospect – Labio East 85>080, Labio West 85>085, Labio South 85>240 and Mercedes 75>055.

The CVZ occurs north of the Don Sixto fault zone, which separate the CVZ from the Cuello prospect to the south and Mandibula to the west. A major felsic porphyry intrusive separates the Labio prospects from Mercedes to the north-east. The individual Labio prospects are separated by a series of smaller faults.

Most mineralisation at Labio East occurs above the base of the felsic volcanics, which occurs deeper there than at Labio West and Labio South where significant mineralisation is found below the base of felsics.

As most of the CVZ is elevated, there is only minor alluvial sand cover, principally to the west of Labio West and Labio South.

Due to the substantially different orientation of the mineralisation at Mercedes, this prospects was modelled separately from the Labio deposits, which were modelled together.

The model for Labio was divided into 4 structural domains, one for each of the 3 prospects and one for the area south of the Don Sixto fault zone. Then one or two mineralised zones were defined for each deposit. This resulted in 7 zone/domain combinations (DOMZON = DOMAIN x 10 + ZONE) used for estimation (11-34) plus the alluvial sand, felsic dyke and Don Sixto fault zone with different structural orientations as shown in the table below.

Table 49 Labio Zone/Domain Combinations and Orientations

DOMZON	Domain	Zone	Orientation	Description
0	0	0	00>000	Alluvial Sand
5	0	5	90>000	Felsic Dyke
11	1	1	85>085	East Min Zone
14	1	4	85>085	East Waste
22	2	2	85>085	West Min Zone
24	2	4	85>085	West Waste
31	3	1	85>240	South-west Min Zone
32	3	2	85>240	South-east Min Zone
34	3	4	85>240	South Waste
44	4	4	90>030	Don Sixto Fault Zone

Figure 57 **Distribution of Domains and Zones for Labio at 1215mRL**



The model for Mercedes was divided into 2 structural domains using a fault that bisects the vein system into a northern and southern section. Three mineralised zones were defined, the main zone divided into north and south, and a small western zone to the north. This resulted in 5 zone/domain combinations for estimation (11-24) plus the alluvial sand and felsic dyke as shown in the table below.

Table 50 **Mercedes Zone/Domain Combinations and Orientations (orientation in rotated local Luna Grid)**

DOMZON	Domain	Zone	Orientation	Description
0	0	0	00>000	Alluvial Sand
5	0	5	90>075	Felsic Dyke
11	1	1	75>095	South Min
14	1	4	75>095	South Waste
22	2	2	75>105	North Min
23	2	3	75>105	North-West Min
24	2	4	75>105	North Waste

Figure 58 **Distribution of Domains and Zones for Mercedes at 1180mRL**



17.3.2.2 Data Distribution

Holes at the CVZ are drilled on nominal 25m sections, though each section typically has only one to three holes, while channel samples are generally cut on regular 25m sections. Drill holes are typically spaced around 25m apart on section and dip 60° to the east or west.

17.3.2.3 Sample Composites

The distribution of original assay sample lengths for the nominal 1m composites is shown in Figure 59. The DD core samples are predominantly around 1m in length, while the channel samples are typically about 2m in length. The RC samples are dominated by 3m intervals, with a substantial number of 1.0-1.5m samples for the mineralisation.

Figure 59 **Assay Sample Lengths for Labio and Mercedes Composites (Above = all data, below = Au>0.5g/t)**



A significant number of 3m RC assay intervals remain, though when the mineralised intervals (Au>0.5g/t) are considered the proportion of 3m intervals is reduced from around 50% to 20%.

A nominal 1.0m sample composite length was chosen, with a minimum composite of 0.5m. For subsequent analysis and estimation, the raw samples were flagged by zone and domain using the wireframe models and then composited within each zone. The short composite length was chosen to give sufficient samples for robust MIK estimation.

17.3.2.4 Univariate Analysis - Gold

The univariate analysis of gold grades consisted of boxplots, summary statistics, log-histograms and grade metal plots.

The boxplot of gold grade by major lithology (Figure 60) shows that the best grades are concentrated in the vein zones (VEIN), with minor mineralisation in the ignimbrites (VFI), felsic porphyries (VFP) and the crystal sandstone (VFT).

Figure 60 Boxplot of Gold Grade by Lithology – CVZ


Central Vein Zone : Raw Data: AU GRADES BY LITH
LOG AU
LITH

The summary statistics for Labio and Mercedes by DOMZON are presented in Table 51 and Table 52. The domaining has reduced the CV in the individual DOMZONs, compared to the total population.

Table 51 Gold Summary Statistics by DOMZON for Labio

DOMZON	Samples	Minimum	Maximum	Mean	SD	CV
0	75	0.003	0.45	0.044	0.090	2.062
5	14	0.005	0.14	0.038	0.049	1.284
11	**455**	**0.003**	**161.00**	**3.233**	**15.011**	**4.643**
14	3031	0.003	2.65	0.018	0.080	4.347
22	**779**	**0.003**	**30.50**	**0.528**	**2.157**	**4.082**
24	703	0.003	1.78	0.054	0.164	3.069
31	**212**	**0.005**	**3.57**	**0.418**	**0.741**	**1.773**
32	**86**	**0.003**	**15.23**	**1.768**	**3.206**	**1.813**
34	631	0.003	1.61	0.056	0.163	2.918
Total	**5986**	**0.003**	**161**	**0.377**	**4.315**	**11.457**

Table 52 Gold Summary Statistics by DOMZON for Mercedes

DOMZON	Samples	Minimum	Maximum	Mean	SD	CV
0	31	0.005	0.32	0.069	0.099	1.443
11	267	0.005	33.70	1.427	3.986	2.793
14	475	0.003	1.64	0.081	0.138	1.705
22	119	0.003	15.00	0.628	1.606	2.557
23	108	0.005	3.63	0.242	0.437	1.807
24	525	0.003	4.08	0.076	0.300	3.967
Total	**1525**	**0.003**	**33.7**	**0.369**	**1.815**	**4.924**

The log histogram of gold composite grades for both Labio and Mercedes suggests that the total population (Figure 61) consists of at least two approximately log-normal grade distributions.

Figure 61 Log Histograms of Gold for Labio and Mercedes



The log-probability partition plots (Figure 62) of the raw sample grades both shows two distinct and approximately log-normal grade distributions. At Labio there is a low grade population with a mean gold grade around 0.008g/t (90% of the total population) and a high grade population with an average grade around 0.50g/t Au (10% of the total population). At Mercedes there is a low grade population with a mean gold grade around 0.04g/t (90% of the total population) and a high grade population with an average grade around 0.30g/t Au (10% of the total population). In both cases inspection of the histograms and partitioning of the log probability plots show a grade of around 0.10g/t Au most effectively separates the grade populations for both deposits.

Figure 62 Log Probability Plots of Gold for Labio and Mercedes



The grade-metal plots for Labio and Mercedes gold assays (Figure 63) demonstrate that the contained metal distribution of gold for the samples is much more skewed than the distribution of sample grades. At Labio half of the metal is contained in the 0.3% of samples above 22.1g/t and the highest grade sample (161g/t Au) contains about 7.1% of the total metal. At Mercedes half of the metal is contained in the 2.2% of samples above 3.0g/t and the highest grade sample (33.7g/t Au) contains about 6.0% of the total metal. The metal and grades distributions are less skewed at Mercedes, indicated by the smaller separation between the two curves in the plot.

Figure 63 Grade-Metal Plots of Gold for Labio and Mercedes



This indicates that the handling of high grade samples during estimation will be critical to the resource. MIK was considered the most appropriate estimation method for the skewed gold grade distributions at Labio and Mercedes for the same reasons that it was used for Cuello.

17.3.2.5 Univariate Analysis – Silver and Sulphur

The log histogram plot of the silver composite grades for Labio and Mercedes (Figure 64) appear to show similar single approximately log-normal populations. The Labio silver distribution is more skewed and has a longer high grade tail.

Figure 64 Log Histograms of Silver for Labio and Mercedes



The log histogram plot of the sulphur composite grades for Labio and Mercedes (Figure 65) are similar and show at least two approximately log-normal populations, each with one mean around 0.01%S and the other mean around 0.2%S.

Figure 65 Log Histograms of Sulphur for Labio and Mercedes





Summary statistics of silver and sulphur by DOMZON are presented below for Labio (Table 53) and Mercedes (Table 54).

Table 53 Silver and Sulphur Summary Statistics by DOMZON for Labio

Element	DOMZON	Samples	Minimum	Maximum	Mean	SD	CV
AG	0	12	0.120	0.33	0.24	0.08	0.35
AG	5	5	0.150	0.15	0.15		
AG	11	398	0.080	179.1	4.70	13.12	2.79
AG	14	1778	0.005	14.50	0.33	0.85	2.60
AG	22	522	0.060	501.0	7.05	38.68	5.48
AG	24	277	0.070	26.65	0.70	2.02	2.89
AG	31	61	0.260	34.91	4.19	5.81	1.39
AG	32	80	0.300	110.0	16.01	22.28	1.39
AG	34	193	0.040	46.00	1.75	5.65	3.23
AG	44	7	1.360	4.15	2.34	0.95	0.41
AG	**Total**	**3333**	**0.005**	**501.0**	**2.47**	**16.76**	**6.80**
SUL	0	12	0.005	0.440	0.21	0.14	0.65
SUL	11	317	0.002	1.095	0.04	0.09	2.18
SUL	14	1711	0.001	2.381	0.15	0.21	1.39
SUL	22	506	0.005	3.160	0.09	0.25	2.90
SUL	24	274	0.003	1.480	0.05	0.18	3.84
SUL	31	52	0.005	0.430	0.03	0.06	2.04
SUL	32	72	0.005	0.066	0.01	0.02	1.09
SUL	34	190	0.005	2.600	0.08	0.28	3.53
SUL	44	7	0.010	0.130	0.04	0.04	0.91
SUL	**Total**	**3141**	**0.001**	**3.160**	**0.11**	**0.21**	**1.90**

Table 54 Silver and Sulphur Summary Statistics by DOMZON for Mercedes

Element	DOMZON	Samples	Minimum	Maximum	Mean	SD	CV
AG	0	19	0.100	0.54	0.278	0.159	0.571
AG	11	248	0.130	123.0	3.203	13.437	4.195
AG	14	416	0.010	2.05	0.461	0.424	0.921
AG	22	113	0.080	8.29	0.814	1.252	1.538
AG	23	70	0.050	2.75	0.419	0.397	0.948
AG	24	452	0.020	3.39	0.281	0.385	1.371
AG	**Total**	**1318**	**0.010**	**123.0**	**0.940**	**5.952**	**6.330**
SUL	0	19	0.010	0.93	0.202	0.319	1.578
SUL	11	248	0.001	0.53	0.036	0.055	1.516
SUL	14	416	0.003	1.55	0.210	0.292	1.392
SUL	22	113	0.005	0.66	0.108	0.137	1.270
SUL	23	69	0.005	0.25	0.051	0.061	1.197
SUL	24	445	0.005	0.74	0.131	0.156	1.193
SUL	**Total**	**1310**	**0.001**	**1.55**	**0.133**	**0.208**	**1.568**

17.3.2.6 Bivariate Analysis

The correlation matrices for Labio and Mercedes shows weak to strong correlation between gold and silver (linear correlation coefficient of 0.25 for Labio, but 0.88 for Mercedes), but no correlation between sulphur and the precious metals (linear correlation coefficients ~0.00).

Table 55 Correlation Matrix for Cuello

Labio	AU	AG	SUL	Mercedes	AU	AG	SUL
AU	1.000			AU	1.000		
AG	0.251	1.000		AG	0.884	1.000	
SUL	-0.024	0.072	1.000	SUL	-0.070	-0.040	1.000

The log scatter plots for gold against silver and sulphur (Figure 66 and Figure 67) show some correlation between gold and silver, and no correlation between gold and sulphur. The average Ag:Au ratio is 6.5 for Labio and 2.5 for Mercedes.

Figure 66 Log Scatter Plots of Gold against Silver for Labio and Mercedes



Figure 67 Log Scatter Plots of Gold against Sulphur for Labio and Mercedes



17.3.2.7 Spatial Analysis

The analysis of spatial continuity of grades for the CVZ consisted of indicator variograms for gold and grade variography for gold, silver and sulphur, much the same as for Cuello.

Variography for Labio and Mercedes was performed on one of the mineralised domains for each area and then applied to the remaining domain/zone combinations with similar orientation, with directions as shown in Table 49 and 50. An example of gold indicator classes in given in Table 56.

Table 56 Gold Indicator Classes for Labio (DOMZON=11)

Threshold Number	Grade Threshold	Cumulative Probability	Class Mean	Class Median	Class Data
1	0.011	0.10	0.007	0.007	45
2	0.026	0.20	0.019	0.020	46
3	0.044	0.30	0.035	0.032	45
4	0.067	0.40	0.055	0.055	46
5	0.106	0.50	0.086	0.086	45
6	0.171	0.60	0.140	0.140	46
7	0.310	0.70	0.230	0.230	45
8	0.450	0.75	0.368	0.380	23
9	0.780	0.80	0.585	0.530	23
10	1.270	0.85	0.996	1.010	22
11	2.840	0.90	1.811	1.630	23
12	13.29	0.95	6.687	5.965	23
13	23.90	0.97	18.42	17.55	9
14	63.60	0.99	45.95	42.80	9
15	161.00	1.00	125.3	141.5	5

All indicator variogram models for the CVZ were fitted with exponential models and show similar features to those for Cuello. In the plane of mineralisation, most of the total variance occurs within short scale variogram structures (≤25m), with only minor secondary structures with longer ranges. The down hole variograms generally have short primary ranges. Typical examples of the indicator variograms are shown in Figure 68.

Figure 68 **Median Indicator Variograms of Gold for Labio**
(DOMZON 22: down hole, along strike and down dip)


Variogram: rank_azm10pln-85_Ind_4.50
Variogram γ(h)
lag distance (h)

Grade variogram models were generated for gold, silver and sulphur (DOMZON 22 gold shown in Figure 69).

Figure 69 **Variograms of Gold Grade for Labio**
(DOMZON 22: down hole, along strike and down dip)


lag distance (h)


lag distance (h)

Variogram model parameters are tabulated in Table 57; Gold and silver have anisotropic exponential variogram models, while sulphur has a nearly isotropic spherical model.

Table 57 CVZ Variogram Models

Prospect/ Element	Structure	Variance	X Range	Y Range	Z Range
Labio	Nugget	0.2	-	-	-
Au	Exp 1	0.5	1.5	18	18
	Exp 2	0.2	2.0	18	18
	Exp 3	0.1	4.0	18	18
Labio	Nugget	0.2	-	-	-
Ag	Exp 1	0.5	1.5	18	18
	Exp 2	0.2	2.0	18	18
	Exp 3	0.1	4.0	18	18
Labio	Nugget	0.1	-	-	-
Sul	Exp 1	0.6	1.5	25	25
	Exp 2	0.2	3.0	85	85
	Exp 3	0.1	10.0	85	85
Mercedes	Nugget	0.1	-	-	-
Au	Exp 1	0.9	3.5	20	20
Mercedes	Nugget	0.1	-	-	-
Ag	Exp 1	0.7	3.5	20	20
	Exp 2	0.2	3.5	20	55
Mercedes	Nugget	0.1	-	-	-
Sul	Exp 1	0.7	4.0	25	22
	Exp 2	0.2	9.0	60	22

17.3.3 Estimation

Both MIK and OK gold estimates were prepared for the CVZ, as well as OK estimates for silver and sulphur. These were prepared separately for the Labio and Mercedes prospects due the different orientation of the mineralisation in each area. The final preferred models have an MIK estimate for gold and regularised OK estimates for silver and sulphur.

The extent of the new models is given in Table 58 and Table 59 - the MIK models used 5x25x10m blocks (as shown), while the OK models used smaller 2.5x12.5x10m. The Labio models use the unrotated Cuello local grid, while the Mercedes model uses the rotated Luna local grid.

Table 58 **Labio Model Dimensions**

	X	Y	Z
Origin	10150	10550	1050
Maximum	10600	11000	1300
Block Size	5	25	10
Number of blocks	90	18	25
Length	450	450	250

Table 59 **Mercedes Model Dimensions**

MODPROT	X	Y	Z
Origin	1130	1625	1100
Maximum	1280	2050	1260
Block Size	5	25	10
Number of blocks	30	17	16
Length	150	425	160

The search ellipsoid orientations for each DOMZON are given in Table 51 and Table 52. Details of the search radii used for both MIK and OK models are given in Table 60. The numbers of samples and octant constraints for the Ojo models are identical to those used for the Cuello models.

Table 60 **CVZ Search Radii**

Pass/Radii	X	Y	Z
1	7.5	30	30
2	15	60	60
3	15	90	90

Nominal 1.0m composites were used for estimation. The OK model for gold, silver and sulphur used hard boundaries between domains (i.e. only using data from within that domain). The MIK model used soft boundaries between adjacent mineralised domains and hard boundaries between mineralised and waste domains.

Grades used for the OK estimates were cut to similar levels as for Cuello. The top cuts used were around the 99.8th percentile of the data – 30g/t for Au at Labio (15 composites), 10g/t for Au at Mercedes (3 composites), 150g/t for Ag at Labio (5 composites) and 15g/t for Ag at Mercedes (2 composites). Sulphur grades were uncut as none exceeded 5%.

The density model for the CVZ uses the same average values for major rock units as for the Cuello model.

The grade-tonnage data for the CVZ resource estimate shows a modest increase in silver grades with increasing gold cutoff, a decrease in sulphur grades and a marginal drop in density.

Table 60 Ojo Grade-Tonnage Data

Cutoff Grade (g/t Au)	Resource Tonnage (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Sulphur Grade (% S)	Density (t/m³)	Gold Metal (Koz Au)	Silver Metal (Moz Ag)
0.5	1.864	2.216	4.61	0.081	2.594	133	0.28
0.6	1.623	2.465	4.84	0.077	2.591	129	0.25
0.7	1.438	2.698	5.05	0.074	2.589	125	0.23
0.8	1.292	2.917	5.23	0.072	2.587	121	0.22
0.9	1.172	3.129	5.40	0.070	2.586	118	0.20
1.0	1.072	3.333	5.55	0.068	2.584	**115**	**0.19**
1.1	0.986	3.532	5.70	0.067	2.583	112	0.18
1.2	0.911	3.728	5.84	0.066	2.582	109	0.17
1.3	0.845	3.919	5.97	0.065	2.581	107	0.16
1.4	0.788	4.107	6.09	0.065	2.580	104	0.15
1.5	0.737	4.292	6.20	0.064	2.579	102	0.15
2.0	0.546	5.184	6.62	0.063	2.576	91	0.12
2.5	0.421	6.056	6.84	0.062	2.574	82	0.09

Figure 70 Grade-Tonnage Curve for CVZ Resource


Tonnes
Grade
Tonnage (Mt)
Average Grade (g/t Au)
Cutoff Grade (g/t Au)
0.0
0.5
1.0
1.5
2.0
2.5
3.0
2.0
4.0
6.0
8.0

A breakdown of the CVZ resource at both 0.5 and 1.0g/t Au cutoff grades show that the majority of the resources occur in Labio East. The silver grades at Mercedes are significantly lower at Mercedes.

Table 61 CVZ Resource by Prospect at 0.5g/t Au Cutoff Grade

Prospect	Mt	g/t Au	g/t Ag	% S	SG	Koz Au	%Koz Au
Labio East	0.69	3.59	4.59	0.06	2.58	80	60%
Labio West	0.42	1.15	6.68	0.11	2.64	16	12%
Labio South	0.27	1.41	7.39	0.02	2.60	12	9%
Mercedes	0.48	1.63	1.20	0.11	2.57	25	19%
Total	**1.86**	**2.22**	**4.61**	**0.08**	**2.59**	**133**	**100%**

Table 62 CVZ Resource by Prospect at 1.0g/t Au Cutoff Grade

Prospect	Mt	g/t Au	g/t Ag	% S	SG	Koz Au	%Koz Au
Labio East	0.54	4.40	4.79	0.06	2.58	76	66%
Labio West	0.16	1.90	10.32	0.09	2.62	10	8%
Labio South	0.14	2.10	9.78	0.02	2.58	9	8%
Mercedes	0.23	2.59	1.55	0.10	2.57	19	17%
Total	**1.07**	**3.33**	**5.55**	**0.07**	**2.58**	**115**	**100%**

17.3.4 Resource Classification

The resource classification for the CVZ model is based primarily on the estimation search pass, determined by data density, but is also modified by a data quality indicator, as for Cuello. There are no wet RC samples nor significant numbers of samples with low recovery at Mercedes, so the resource classification here is based purely on estimation search pass.

Table 63 CVZ Resource Classification at 0.5g/t Au Cutoff Grade

Class	Mt	g/t Au	g/t Ag	% S	Koz Au	Moz Ag	%Koz Au
Measured	0.75	2.51	5.22	0.060	61	0.13	46%
Indicated	0.76	2.24	5.19	0.081	55	0.13	41%
Meas&Ind	**1.51**	**2.38**	**5.21**	**0.070**	**116**	**0.25**	**87%**
Inferred	0.35	1.52	2.04	0.125	17	0.02	13%
Total	**1.86**	**2.22**	**4.61**	**0.081**	**133**	**0.28**	**100%**

Table 64 CVZ Resource Classification at 1.0g/t Au Cutoff Grade

Class	Mt	g/t Au	g/t Ag	% S	Koz Au	Moz Ag	%Koz Au
Measured	0.46	3.67	6.21	0.052	54	0.09	47%
Indicated	0.46	3.24	5.99	0.074	48	0.09	42%
Meas&Ind	0.92	3.45	6.10	0.063	102	0.18	89%
Inferred	0.15	2.62	2.25	0.100	13	0.01	11%
Total	1.07	3.33	5.55	0.068	**115**	**0.19**	**100%**

The silver and sulphur estimates at the CVZ are based on comparable though somewhat fewer data (~73%) than the gold estimates. Therefore, it is considered reasonable to apply the resource classification for gold to the estimates of silver and sulphur.

17.3.5 Model Validation

The CVZ models were validated using similar methods as for Cuello. Visual comparison of block and drill hole grades showed reasonable agreement between the data and estimates, and the domain boundaries were honoured. Statistical comparisons were satisfactory, although the drill hole data is highly skewed and clustered, and grade-tonnage data is plausible. Exeter personnel also checked the model and found no significant problems.

Comparisons with historical estimates are problematic because the previous estimates for the Labio prospects date back to 1999 and this is the first reported resource for Mercedes.

A comparison between the 2007 MIK and 1999 polygonal estimates for Labio is given in Table 66. The 2007 estimate represents a 450% increase in tonnage, with lower average grade (-19%), resulting in a net 350% increase in contained metal. The earlier estimates for Labio are substantially smaller because they are based on much less data and were classified entirely as Inferred.

Table 65 Labio Resource Estimates at 0.5g/t Au Cutoff Grade Comparison of 2007 and 1999 Models

Model	CLASS	Mt	AU	Koz Au	%KozAu
2007	Measured	0.58	2.71	51	47%
	Indicated	0.60	2.36	46	42%
	Meas & Ind	**1.19**	**2.53**	**96**	**89%**
	Inferred	0.20	1.75	11	11%
2005	Inferred	0.25	3.00	24	100%
Difference	**Meas & Ind**	1.19	2.53	96	
Difference	Inferred	-0.05	-1.25	-13	-52%

A comparison of the MIK and OK model results for gold is given below (Table 66 and Figure 71). Only block estimated in both models are reported.

Table 66 CVZ Model Comparison

Cutoff	recoverable MIK			Ordinary Kriging			% Difference		
(g/t Au)	Mt	g/t Au	Koz Au	Mt	g/t Au	Koz Au	Mt	g/t Au	Koz Au
0.5	1.85	2.21	132	1.91	1.58	97	3.2%	-28.8%	-26.5%
0.6	1.61	2.46	128	1.64	1.75	92	1.5%	-28.9%	-27.8%
0.7	1.43	2.70	124	1.38	1.96	87	-3.8%	-27.3%	-30.0%
0.8	1.28	2.92	120	1.22	2.11	83	-4.8%	-27.6%	-31.1%
0.9	1.16	3.13	117	1.07	2.29	79	-7.8%	-26.9%	-32.6%
1.0	1.06	3.33	114	0.96	2.44	76	-9.5%	-26.8%	-33.8%
1.1	0.98	3.53	111	0.88	2.57	73	-9.9%	-27.3%	-34.5%
1.2	0.90	3.73	108	0.82	2.68	70	-9.6%	-28.1%	-35.0%
1.3	0.84	3.92	106	0.74	2.82	68	-11.4%	-28.0%	-36.2%
1.4	0.78	4.11	103	0.68	2.96	65	-12.8%	-28.0%	-37.3%
1.5	0.73	4.29	101	0.64	3.06	63	-12.9%	-28.7%	-37.9%
2.0	0.54	5.19	90	0.46	3.56	53	-14.2%	-31.4%	-41.2%
2.5	0.42	6.06	81	0.34	4.06	44	-19.6%	-33.0%	-46.1%

Figure 71 **Grade-Tonnage Curves for MIK and OK Gold Models – CVZ**


Mt_rec
Mt_OK
Au_rec
Au_OK
Tonnage (Mt)
Average Grade (g/t Au)
Cutoff Grade (g/t Au)
0.0
0.5
1.0
1.5
2.0
2.5
10.0
8.0
6.0
4.0
2.0
0.0

The OK model has generally has lower tonnage and substantially lower grade than the MIK model for most cutoff grades examined, and the contained metal is higher in the recoverable MIK model by around 30%. The MIK model has higher grade because of the smaller effective SMU – this effect would appear to be enhanced at the CVZ because of the narrow style of mineralisation.

17.4 Luna

17.4.1 Database

The Luna database consists of 60 diamond core holes, 114 percussion holes and 24 channels (Table 67). This excluded RC pre-collars and re-drilled holes; pre-collar data is included with the diamond core tail.

Table 67 **Summary of Luna Database.**

Hole Type	Number of Holes	Metres	DH Surveys	Geology Intervals	Au Assays	Ag Assays	S Assays	Sample Recovery
DD Holes	60	7,631	176	3,151	6,686	5,590	5,407	3,737
RC Holes	114	12,070	289	2,486	4,417	3,236	3,218	4,294
Channels	24	1,250	669		669	615	602	
Total	198	20,951	1,134	5,637	11,772	9,441	9,227	8,031

The local Luna grid is based on the location of hole LCP-41 and is rotated 50 degrees west relative to the Gauss Kruger grid.

There are 11,772 intervals with gold assays, 9,441 with silver (80% of gold assays) and 9,227 with sulphur.

Sample recovery is recorded for 11,103 intervals in both DD and RC holes, and the average recovery for Luna is 89.5%; recovery is 92.3% for diamond core holes and 85.1% for RC

percussion holes. The correlation between gold and recovery is -0.08 and a plot of recovery versus gold grade shows no obvious trend (Figure 72), suggesting no obvious bias in gold grade due to poor sample recovery.

Figure 72 Scatter Plot of Sample Recovery - Luna.


Scatter plot
140
120
100
80
60
40
20
0
0.1
1.0
10.0
100.

17.4.2 Data Analysis

17.4.2.1 Geological Interpretation

Mineralisation at Luna comprises two main areas, an eastern area and a western area. The two areas are separated by a fault bound wedge of waste. The eastern area consists of two mineralised domains; the Central Domain (Domain 1) in which the orientation of mineralisation is sub-vertical and the Eastern Domain (Domain 2) in which the mineralisation is orientated at a shallower angle of approximately 45 degrees to the west. The western area consists of three mineralised domains; the Southern Domain (Domain 3) which dips to the west at about 30 degrees; the Western Domain (Domain 4) and North Domain (Domain 5) which are both characterised by mineralisation orientated sub-vertically (Table 68).

Table 68 Luna Domain Nomenclature

Domain	Description
1	Central
2	East
3	South
4	West
5	North
6	Waste

The 3D wire frames have been constructed in order to characterise the drill hole data according to the appropriate domain (Figure 73). These wireframes were based on the geological interpretations completed by Exeter Resources. These interpretations were constrained at a relatively high gold grade threshold and were considered too tight to be used directly during

resource modelling. The wireframes completed by Hellman & Schofield honoured the dip and strike of the geological interpretations, as much as possible, as well as the trend and displacement of a number of faults. The wireframes have however, been based on a much lower grade threshold closer to the natural cut-off between mineralised and un-mineralised material.

17.4.2.2 Data Distribution

Holes in the Eastern and Central domains are drilled to both the east and west on 25m sections. In the Southern domain holes are drilled on a wider 50m line spacing and are mostly drilled to the east. In the Western and Northern domains holes are effectively on 25m sections but are drilled off section to account for local variations in the strike of the mineralisation in these areas. In all domains holes are generally inclined between 45° and 60° although a number of vertical holes also exist. In addition to samples from drill holes twenty five surface channel samples have bee cut at outcrop across the mineralised zones.

17.4.2.3 Sample Composites

Raw sample lengths are mainly 1m with some 2 and 3m intervals (*Figure 67*).

Figure 73 Luna – Geological Interpretation


Domain 5
North
Domain 1
Central
Domain 4
West
Domain 2
East
Domain 3
South
Approx 50m
(Inclined view from elevation of 30 degrees)
North

A thin veneer of barren alluvium covers the southern and most of the western domains, whilst the eastern, central and northern domains are only covered by alluvium along their margins.

Figure 74 Cumulative Histogram of Sample Length for Luna


Cumulative Histogram of length

A nominal 1.0m sample composite length was chosen, with a minimum composite of 0.5m. For subsequent analysis and estimation, the raw samples were flagged by domain using the wireframe models and then composited within each zone. The short composite length was chosen to give sufficient samples for robust MIK estimation.

17.4.2.4 Univariate Analysis - Gold

The univariate analysis of gold grades consisted of summary statistics, log-histograms and grade metal plots.

The summary statistics (Table 69) show that the two domains on the eastern fault block, Domains 1 and 2 have noticeably higher mean grades of approximately 0.90 g/t Au compared to 0.30 – 0.50 g/t Au for domains 3 to 5 on the western fault block. The domaining has reduced the coefficient of variation (CV=SD/mean) in the individual domains, compared to the total population.

Table 69 Gold Summary Statistics for Luna by Domain

Domain	Samples	Minimum	Maximum	Mean	SD	CV
1	1,562	0.003	28.00	0.947	2.040	2.153
2	3,267	0.003	45.34	0.897	2.763	3.079
3	2,095	0.003	13.25	0.325	0.838	2.576
4	1,799	0.003	7.03	0.312	0.578	1.851
5	652	0.003	15.10	0.586	1.229	2.095
waste	5,903	0.003	5.76	0.060	0.200	3.350
Total	**15,278**	**0.003**	**45.34**	**0.418**	**1.550**	**3.708**

The log histogram of gold composite grades suggests that the total population (Figure 75) consists of at least two approximately log-normal grade distributions.

Figure 75 Log Histogram of Gold – Luna


LEGEND
HELLMAN & SCHOFIELD
Luna
Log Histogram Plot
for 1m composites

The grade-metal plot for Luna mineralisation (Figure 76) shows that the contained metal distribution of gold for the samples is more skewed than the distribution of sample grades. Half of the metal is contained in about 5% of samples. This indicates that the handling of high grade samples during estimation will be critical to the resource.

Figure 76 Grade-Metal Plot of Gold – Luna


LEGEND
HELLMAN & SCHOFIELD
Luna

Typically, higher grades are less continuous than lower grades and so their influence should be limited. Multiple indicator kriging (MIK) is considered the most appropriate estimation method for this type of grade distribution because it specifically accounts for the changing spatial

continuity at different grades through a set of indicator variograms at a range of grade thresholds. MIK avoids the problem of grade cutting, which can be somewhat arbitrary.

17.4.2.5 Univariate Analysis – Silver and Sulphur

The log histogram plot of the raw silver data appears to shows a single approximately log-normal population (Figure 77). Silver statistics by domain are presented in Table 70 and show that the silver grade is higher in Domains 1, 2 and 5 compared to domains 3 and 4. Silver data is generally less skewed than gold as indicated by the lower coefficients of variation.

Table 70 Summary Statistics of Silver for Luna by Domain

Domain	Samples	Minimum	Maximum	Mean	SD	CV
1	1,135	0.030	169.0	4.607	8.700	1.888
2	2,335	0.003	346.0	4.162	12.386	2.976
3	1,775	0.030	100.0	2.531	5.962	2.355
4	1,136	0.130	50.93	2.403	6.789	1.454
5	415	0.200	48.90	4.436	3.322	1.223

Figure 77 Log Histogram of Silver – Luna



The log histogram of sulphur grades shows two approximately log-normal populations but overall the distribution is not strongly skewed (Figure 78). Sulphur statistics by domain are presented in Table 71, which shows that the higher sulphur grades are not in the mineralised zones with the highest mean gold grades. Sulphur grade distributions are less skewed that gold or silver.

Figure 78 **Log Histogram of Sulphur – Luna**



Table 71 **Summary Statistics of Sulphur for Luna by Domain**

Domain	Samples	Minimum	Maximum	Mean	SD	CV
1	1,018	0.005	4.55	0.145	0.322	2.216
2	2,223	0.005	3.85	0.098	0.231	2.357
3	1,760	0.005	9.14	0.360	0.575	1.465
4	1,071	0.005	9.93	0.247	0.881	3.760
5	357	0.005	5.82	0.369	0.771	2.088

17.4.2.6 Bivariate Analysis

The scatter plot for gold and silver for the five mineralised domains (Figure 79) shows moderately good correlation between the two elements with a linear correlation coefficient is 0.71. The average Ag:Au ratio is 22.8. There is no correlation of sulphur with either gold or silver (Table 72).

Figure 79 **Log Scatter Plot of Gold and Silver – Luna**


Data Statistics

Table 72 **Correlation Matrix for Luna**

	Au	Ag	Sul
Gold	1.000		
Silver	0.712	1.000	
Sulphur	-0.094	-0.004	1.000

17.4.2.7 Spatial Analysis - Gold

Analysis of the spatial distribution of grades for Luna consisted of variograms maps and the modelling of directional indicator and grade variograms.

The variograms maps of gold are shown for domain 1 and 2 (Figure 80 and Figure 81). The colour scheme shows that more than 80% of the total variance occurs at a sample separation of less than 25m. In plan domain 1 shows more continuity north-south (slightly west of north) whilst the east-west section shows a steep dip to the east. The north-south section shows very little directional variation. Domain 2 also shows more continuity north south and has a obvious dip to the west. The north south section shows more continuity along strike than down dip.

Figure 80 Gold Grade Variograms – Domain 1, Luna


gold_Variogram_Map
gold_Variogram_Map
gold_Variogram_Map

Figure 81 **Gold Grade Variogram Maps – Domain 2, Luna**


gold_Variogram_Map
Easting_lag
Northing_lag
> 1.1
1.0 - 1.1
0.9 - 1.0
0.7 - 0.8
0.6 - 0.7
0.5 - 0.6
gold_Variogram_Map
Easting_lag
RL_lag
gold_Variogram_Map
Northing_lag
RL_lag

Variogram models were generated for directional variograms of gold grade in Domains 1, 2, 3 and 4 & 5 combined (Table 73). Examples of gold grade variogram plots for Domain 1 & 2 are shown in Figure 82 and Figure 83.

Table 73 Variogram Models of Gold Grade – Luna

Domain	Structure	Variance	X Range	Y Range	Z Range
1	Nugget	0.05			
	1 (exp)	0.01	167	150	690
	2 (exp)	0.74	22	11	2
	3 (sph)	0.20	36	189	349
	Rotations		0	80	0
2	Nugget	0.15			
	1 (exp)	0.44	12	19	15
	2 (exp)	0.38	2	13	3
	3 (sph)	0.03	131	139	44
	Rotations		0	45	0
3	Nugget	0.30			
	1 (exp)	0.09	44	238	23
	2 (exp)	0.39	21	12	2
	3 (sph)	0.22	66	37	11
	Rotations		0	-30	0
4 & 5	Nugget	0.10			
	1 (exp)	0.03	81	157	16
	2 (exp)	0.61	2	12	23
	3 (sph)	0.27	16	78	110
	Rotations		62	-10	21

Figure 82 Gold Grade Variograms – Domain 1, Luna (down dip, along strike and downhole x2)





Figure 83 Gold Grade Variograms – Domain 2, Luna (down dip, along strike and downhole x2)



Indicator variography and estimation was performed using 14 cumulative grade probability thresholds for gold, based on deciles to 70%, then at 5% intervals to 95%, then 97 and 99% (Table 74). The additional class intervals at the upper end of the grade range were used to better define the important high grade tail of the gold distribution.

Table 74 Gold Indicator Classes for Luna

	Domain 1 Central					Domain 2 East				
Num.	Grade Threshold	Cum. Prob	Class Mean	Class Median	Data	Grade Threshold	Cum. Prob	Class Mean	Class Median	Data
1	0.050	0.100	0.025	0.027	156	0.021	0.100	0.012	0.011	326
2	0.100	0.200	0.076	0.073	156	0.050	0.200	0.037	0.039	327
3	0.149	0.300	0.124	0.122	156	0.088	0.300	0.067	0.069	327
4	0.205	0.399	0.174	0.173	156	0.129	0.400	0.107	0.110	326
5	0.290	0.500	0.246	0.247	157	0.180	0.500	0.152	0.150	327
6	0.440	0.600	0.35	0.340	156	0.274	0.600	0.22	0.217	327
7	0.660	0.700	0.546	0.532	156	0.439	0.700	0.348	0.348	326
8	0.817	0.750	0.735	0.735	78	0.571	0.750	0.502	0.500	164
9	1.080	0.800	0.938	0.937	78	0.787	0.800	0.663	0.650	163
10	1.590	0.850	1.302	1.320	78	1.155	0.850	0.963	0.960	163
11	2.310	0.899	1.935	1.920	78	1.920	0.900	1.492	1.450	164
12	3.990	0.949	3.055	3.029	78	3.690	0.950	2.618	2.560	163
13	5.720	0.970	4.734	4.778	32	5.560	0.970	4.654	4.661	65
14	9.40	0.990	7.182	6.910	31	12.60	0.990	8.635	8.130	66
15	28.0	1.000	15.21	14.35	16	45.3	1.000	22.18	18.65	33

	Domain 3 South					Domain 4 West				
Num.	Grade Threshold	Cum. Prob	Class Mean	Class Median	Data	Grade Threshold	Cum. Prob	Class Mean	Class Median	Data
1	0.012	0.100	0.007	0.007	209	0.020	0.099	0.012	0.011	0.020
2	0.024	0.200	0.018	0.018	210	0.039	0.200	0.028	0.028	0.039
3	0.038	0.300	0.03	0.030	209	0.057	0.300	0.047	0.048	0.057
4	0.060	0.400	0.049	0.048	210	0.082	0.400	0.068	0.069	0.082
5	0.092	0.500	0.074	0.073	209	0.119	0.500	0.099	0.100	0.119
6	0.136	0.600	0.113	0.113	210	0.169	0.600	0.14	0.140	0.169
7	0.207	0.700	0.169	0.168	209	0.247	0.700	0.202	0.200	0.247
8	0.266	0.750	0.235	0.235	105	0.296	0.750	0.269	0.270	0.296
9	0.363	0.800	0.314	0.311	105	0.366	0.800	0.326	0.324	0.366
10	0.464	0.850	0.412	0.410	104	0.529	0.850	0.44	0.445	0.529
11	0.663	0.900	0.553	0.551	105	0.746	0.900	0.627	0.620	0.746
12	1.320	0.950	0.932	0.907	105	1.428	0.950	1.027	1.010	1.428
13	1.972	0.970	1.629	1.610	42	1.844	0.970	1.63	1.635	1.844
14	4.18	0.990	2.848	2.649	42	2.84	0.990	2.247	2.148	2.84
15	13.3	1.000	6.70	5.95	21	7.0	1.000	4.02	3.69	7.0

	Domain 5 North					Domain 6 Waste				
Num.	Grade Threshold	Cum. Prob	Class Mean	Class Median	Data	Grade Threshold	Cum. Prob	Class Mean	Class Median	Data
1	0.023	0.100	0.013	0.013	65	0.003	0.100	0.003	0.003	590
2	0.045	0.199	0.034	0.034	65	0.005	0.200	0.003	0.003	590
3	0.082	0.299	0.065	0.064	65	0.006	0.300	0.005	0.005	590
4	0.123	0.399	0.101	0.100	65	0.010	0.400	0.008	0.008	591
5	0.193	0.500	0.157	0.155	66	0.017	0.500	0.012	0.012	590
6	0.299	0.600	0.248	0.259	65	0.025	0.600	0.021	0.020	590
7	0.430	0.699	0.347	0.350	65	0.040	0.700	0.032	0.030	591
8	0.536	0.750	0.471	0.453	33	0.050	0.750	0.045	0.044	295
9	0.704	0.799	0.607	0.610	32	0.060	0.800	0.055	0.054	295
10	1.085	0.850	0.928	0.927	33	0.079	0.850	0.069	0.070	295
11	1.448	0.899	1.228	1.217	32	0.111	0.900	0.094	0.092	295
12	2.360	0.949	1.84	1.825	33	0.210	0.950	0.156	0.150	295
13	3.396	0.969	2.885	2.970	13	0.300	0.970	0.246	0.240	118
14	4.70	0.989	4.086	4.044	13	0.69	0.990	0.469	0.460	118
15	15.1	1.000	9.04	7.88	7	5.8	1.000	1.57	1.40	60

Indicator variogram models typically show the nugget effect increases at higher thresholds while the variogram ranges decrease. Typical examples of the indicator variograms are shown in Figure 84 and Figure 85.

Figure 84 Median Indicator Variograms and Variance Ellipsoid for Luna Domain 1.



Figure 85 **Median Indicator Variograms and Variance Ellipsoid for Luna Domain 2.**



Figure 86 **Variance Ellipsoids for Luna Domains 3 and 4&5 Combined.**


Z (RL) Coord
X (East) Coord

17.4.2.8 <u>Spatial Analysis – Silver and Sulphur</u>

Analysis of the spatial distribution of silver and sulphur grades for Luna consisted of variograms maps and the modelling of directional grade variograms in the same way as was used for gold. Grade variogram models of silver and sulphur grade are shown in Table 75 and Table 76.

Table 75 Variogram Models of Silver Grade – Luna

Domain	Structure	Variance	X Range	Y Range	Z Range
1	Nugget	0.10			
	1 (exp)	0.02	205	200	85
	2 (exp)	0.54	24	64	10
	3 (sph)	0.34	135	100	49
	Rotations		0	80	0
2	Nugget	0.10			
	1 (exp)	0.02	438	541	855
	2 (exp)	0.86	3	4	1.5
	3 (sph)	0.02	148	402	956
	Rotations		0	-45	0
3	Nugget	0.30			
	1 (exp)	0.10	44	238	16
	2 (exp)	0.38	20	12	3.5
	3 (sph)	0.22	66	37	7.5
	Rotations		0	-30	0
4 & 5	Nugget	0.10			
	1 (exp)	0.04	10	111	11
	2 (exp)	0.63	2	16	21
	3 (sph)	0.23	6	43	70
	Rotations		0	0	0

Table 76 Variogram Models of Sulphur Grade – Luna

Domain	Structure	Variance	X Range	Y Range	Z Range
1	Nugget	0.10			
	1 (exp)	0.38	4	20	2
	2 (exp)	0.11	6	54	5
	3 (sph)	0.41	33	171	222
	Rotations				
2	Nugget	0.10			
	1 (exp)	0.51	3	22	22
	2 (exp)	0.13	85	29	112
	3 (sph)	0.26	9	36	6
	Rotations			45	
3	Nugget	0.10			
	1 (exp)	0.50	13	42	28
	2 (exp)	0.24	2	11	16
	3 (sph)	0.16	78	101	84
	Rotations			60	
4 & 5	Nugget	0.05			
	1 (exp)	0.19	158	121	15
	2 (exp)	0.71	81	81	8
	3 (sph)	0.05	102	1010	168
	Rotations		-47	67	-22

17.4.3 Estimation

Two resource estimates were prepared for Luna – a MIK estimate for gold and an OK estimate for silver and sulphur.

17.4.3.1 MIK Model - Gold

The extent and dimensions of the new model is given in Table 77.

Table 77 Luna Model Dimensions

	X	Y	Z
Origin	1450	1600	1020
Maximum	2150	2425	1300
Block Size	5	25	10
Number of blocks	140	33	28
Length	700	825	280

Ideally, the MIK model would use blocks equivalent in size to the data spacing. The MIK model block size approximates the data spacing along strike (Y=25m) in the better drilled areas. The vertical direction (Z) was limited to 10m - twice the bench height and around half the data spacing – as a compromise between bench height and data spacing. The across dip direction (X) was set to 5m wide, partly to compensate for the shorter vertical length.

The search strategy for the MIK estimate is shown in Table 81. The orientation of the ellipse varied in each domain by changing the rotation around the Y-axis. For Domain 1 the ellipse dipped 80 degrees to the east whilst for Domains 2 and 3 the dips were 45 and 30 degrees to the west. There were no dip used for Domains 4 and 5.

Blocks were discretised into 3x7x5 points (105 total) to generate a block.

Table 78 Luna MIK Search Strategy

Pass/Radii	X	Y	Z
1	6	30	30
2	12	60	60
3	12	60	60
Pass/Samples	**Minimum**	**Maximum**	**Octants**
1	16	48	4
2	16	48	4
3	8	48	2

Nominal 1.0m composites were used for estimation. The MIK model used soft boundaries between adjoining mineralised domains, which in GS3 uses the relative rankings of samples outside the domain when estimating blocks within each domain. Hard boundaries were used against the enveloping waste domain.

MIK was used to generate both e-type (average block grade) and recoverable resource estimates.

In recoverable MIK the proportion and grade of mineralisation is estimated for an assumed selective mining unit (SMU) within the larger panel (block) for a range of cut-off grades. For Luna, the assumed SMU is 2.5 x 5.0 x 5.0m. The initial point support MIK model has a change of support correction applied for the assumed SMU, based on the block and SMU size, the variogram model and the assumed grade control drill hole spacing. The block support correction factor (Table 79) was calculated using the direct lognormal method and a staggered 5x10x2m grade control pattern (for the information effect).

Table 79 MIK Block Support Correction Factors – Luna

Domain	SMU/Panel Variance Ratio	Informtion Effect	Block Support Correction Factor
1	0.377	0.588	0.222
2	0.294	0.478	0.141
3	0.283	0.646	0.183
4	0.389	0.636	0.247
5	0.389	0.636	0.247

The recoverable MIK estimates, which include the dilution incurred when mining the resources at the assumed SMU, have been found to more closely match production tonnes and grade when compared to other more traditional techniques. The SMU model might be thought of as a way of applying a minimum mining width to the MIK estimates, to give a more realistic and mineable result.

Engineers may add extra dilution to account for mining issues such as blast heave (rock moves when blasted and then cannot be mined accurately), mining inefficiency (there is some mixing of ore and waste during mining due to rilling and bucket size), ore-waste misallocation (some ore goes to waste dumps and waste to mill), incorrect grade control allocation and other issues.

17.4.3.2 OK Model – Silver and Sulphur

The model extent and dimensions is identical to the MIK models. The search strategy used was also the same although hard boundaries were used for all domains.

17.4.4 Resource Classification

The resource classification for the Luna MIK gold model is based primarily on the estimation search pass, which is determined by data density. Initially, the first search pass is considered a Measured resource, the second Indicated and the third pass Inferred. However, data quality is also factored into the classification through a quality indicator, which if low enough can demote a block to a lower resource category.

The quality indicator was set to one for reliable data and zero for unreliable data (where sample recovery <50% and/or wet or possibly wet RC samples). There was some data of unknown quality (ie RC samples below the water table with no recovery data), which was set to zero below the water table and 0.5 above. This indicator was then estimated using the MIK search strategy and the median gold indicator variogram for each zone. Where the quality indicator was below 75%

(>25% unreliable data), the resource category of that block was down graded by one category, ie Measured > Indicated or Indicated > Inferred.

A breakdown of the resources by classification at two cutoff grades (0.5g/t and 1.0g/t Au) is given in Table 80 and Table 81.

Table 80 Luna Resource Classification (at 0.5g/t Au Cutoff Grade)

Class	Mt	g/t Au	g/t Ag	Koz Au	Moz Ag
Measured	1.71	1.58	6.16	87	338
Indicated	4.50	1.23	4.37	178	633
Meas & Ind	**6.21**	**1.33**	**4.86**	**265**	**971**
Inferred	1.79	1.07	3.85	61	221
Total	**7.99**	**1.27**	**4.64**	**326**	**1,192**

Table 81 Luna Resource Classification (at 1.0g/t Au Cutoff Grade)

Class	Mt	g/t Au	g/t Ag	Koz Au	Moz Ag
Measured	0.91	2.35	7.90	68	230
Indicated	1.82	2.01	5.50	118	322
Meas & Ind	**2.73**	**2.12**	**6.30**	**186**	**552**
Inferred	0.51	2.02	5.92	33	98
Total	**3.24**	**2.10**	**6.24**	**219**	**650**

The silver and sulphur estimates are based on marginally less data (~80%) than the gold estimates so the re-assay program has been successful in elevating the minor elements to a similar status as for gold. Therefore, the resource classification for gold is considered equally applicable to silver and sulphur estimates.

17.4.4.1 Final Model

The MIK estimates for gold and OK estimates for silver have been combined into a single model (Table 82). The entire model was assigned a nominal density of 2.56t/m^3, as determined for felsic volcanics and vein lithologies, which seems acceptable because there is no obvious oxidation near surface. There are no IFP dykes or mineralised basement to consider at Luna.

The alluvium was assigned a density value of 1.80/m^3 blocks that are entirely alluvium have been excluded from the resource.

Table 82 Luna Recoverable MIK Resource

Cutoff Grade (g/t Au)	Resource Tonnage (Mt)	Gold Grade (g/t Au)	Gold Metal (Koz Au)	Silver Grade (g/t Ag)	Silver Metal (Moz Ag)	Sulphur Grade (%)
0.5	7.99	1.27	326	4.64	1191	0.22
0.6	6.45	1.44	299	4.98	1033	0.21
0.7	5.3	1.61	275	5.32	906	0.20
0.8	4.44	1.78	254	5.64	804	0.20
0.9	3.77	1.94	236	5.94	720	0.19
1.0	**3.24**	**2.10**	**219**	**6.24**	**650**	**0.19**
1.1	2.82	2.26	205	6.52	591	0.19
1.2	2.47	2.42	192	6.78	539	0.18
1.3	2.18	2.57	180	7.03	493	0.18
1.4	1.94	2.72	170	7.27	453	0.18
1.5	1.74	2.87	160	7.49	419	0.17
2.0	1.07	3.57	123	8.43	290	0.16
2.5	0.71	4.23	97	9.15	209	0.16

A breakdown of the resource by domain is given in Table 83 and Table 84, at 0.5 and 1.0g/t gold cutoff grades respectively. The bulk of the resource (65-75%) occurs in domains 1 & 2 which are higher grade than domains 3, 4 &5. A minor amount of mineralisation (~5%) occurs outside the defined mineralised zones.

Table 83 Luna Resource by Domain at 0.5g/t Au Cutoff Grade

Domain	Mt	g/t Au	g/t Ag	%S	Koz Au	% Koz
1 Central	1.26	1.44	5.34	0.20	58	18%
2 East	2.84	1.63	5.83	0.15	149	46%
3 South	1.92	1.00	3.94	0.31	62	19%
4 West	0.80	0.82	4.35	0.14	21	6%
5 North	0.33	1.12	5.40	0.31	12	4%
waste	0.84	0.89	1.09	0.29	24	7%
Total	**7.99**	**1.27**	**4.64**	**0.22**	**326**	**100%**

Table 84 Luna Resource by Domain at 1.0g/t Au Cutoff Grade

Domain	Mt	g/t Au	g/t Ag	%S	Koz Au	% Koz
1 Central	0.64	2.15	7.03	0.20	44	20%
2 East	1.54	2.41	7.14	0.15	119	54%
3 South	0.61	1.66	4.81	0.24	33	15%
4 West	0.16	1.40	5.11	0.17	7	3%
5 North	0.13	1.78	6.20	0.30	7	3%
waste	0.17	1.65	1.27	0.27	9	4%
Total	**3.24**	**2.10**	**6.24**	**0.19**	**219**	**100%**

17.4.5 *Model Validation*

The Luna model was validated by visual comparison of block and drill hole grades, examination of grade-tonnage curves and comparison with previous estimates. Exeter personnel also checked the model and found no significant problems.

The visual comparison of block and drill hole grades on screen in Minesight 3D showed reasonable agreement between the data and estimates, and the domain boundaries have been honoured.

17.4.5.1 Model Statistics

A comparison of summary statistics for drill hole composite and block model gold grades shows some significant differences attributable to data clustering and smoothing effects (Table 85 and Figure 87). The average grade for the block model is lower due to the more limited influence of the higher sample grades during estimation and the declustering effect of the estimation routine. The model grade distribution has less spread (lower SD and CV) because of the averaging and smoothing effects of the estimation process, which is desirable as the blocks have a substantially larger volume than the samples.

Table 85 Drill Hole and Model Grade Statistics for Gold – Luna

Data	Samples	Minimum	Maximum	Mean	SD	CV
Drill Holes	15,278	0.003	45.3	0.418	1.55	3.708
Block Model	39,629	0.003	7.49	0.168	0.356	2.119

Figure 87 Drill Hole and Model Grade Distributions for Gold – Luna



Simple cell declustering was performed on the drill hole composites in an effort to derive a more spatially representative average gold grade. The average drill hole grade was calculated for samples within a range of cell (block) sizes. The grades initially decrease from 0.35g/t Au at the drill hole sample size (0.14x0.14x1.0m) to 0.20g/t Au for 35x75x35m cells, then fluctuates around 0.19g/t Au, until rising again as the cell size approaches the entire model volume (Table 86). This is a typical pattern for clustered data and the spatially representative average grade occurs where the trend levels off.

Table 86 **Declustered Drill Hole Statistics for Gold – Luna**

X Cell	Y Cell	Z Cell	Samples	g/t Au
		1	15278	0.418
2.5	12.5	2.5	8040	0.369
5	25	5	4307	0.363
10	50	10	2076	0.346
20	100	20	758	0.263
35	175	35	304	0.201
50	250	50	164	0.171
75	375	75	76	0.192
150	375	150	29	0.163
300	1500	300	3	0.257
500	1250	500	2	0.348
500	2500	1000	2	0.376

Figure 88 **Declustered Drill Hole Grades by Cell Size for Gold – Luna**


Drill Holes
Model
Grade
0.5
0.4
0.3
0.2
0.1
0
1
2.5
5
10
20
35
50
75
150
300
500
1000
Z Direction - Cell Size

The average block model grade (0.168g/t Au) is close to the declustered drill hole grade for moderate cell size (Figure 88), where the average grade fluctuates between 0.16 and 0.19g/t Au, suggesting that the average block model grade is reasonable.

The grade-tonnage curves (Figure 89) show smooth gradational distributions without unusual kinks, which appear plausible.

Figure 89 Tonnage Grade Curves - Luna


Luna Tonnage - Grade Curves
M tonnes
grade
cut-off grade
Tonnes
Grade
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
0.5
1.0
1.5
2.0
2.5
3.0
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0

17.4.5.2 Comparison with Previous Estimates

Comparisons between the 2007 and 2005 recoverable MIK estimates are given in Table 87 and Table 88. These comparisons show that the Measured and Indicated resources have increased substantially and there is a large increase in total contained ounces. The additional resources in the 2007 estimates are overall at similar grades to the 2005 estimates.

Table 87 Luna Resource Comparison to 2005 Estimates at 0.5g/t Au Cutoff Grade

Model	Class	Mt	g/t Au	Koz Au	%KozAu
2007	Measured	1.71	1.58	87	27%
	Indicated	4.51	1.23	179	55%
	Meas & Ind	**6.22**	**1.33**	**265**	**81%**
	Inferred	1.79	1.07	62	19%
	Total	**8.01**	**1.27**	**327**	**100%**
2005	Indicated	1.85	1.57	93	41%
	Inferred	3.57	1.16	133	59%
	Total	**5.42**	**1.30**	**227**	**100%**
Difference	**Meas & Ind**	4.37	-0.24	172	184%
Difference	Inferred	-1.78	-0.09	-72	-54%
Difference	**Total**	**2.59**	**-0.03**	**100**	**44%**

Table 88 **Luna Resource Comparison to 2005 Estimates at 1.0g/t Au Cutoff Grade**

Model	Class	Mt	g/t Au	Koz Au	%KozAu
2007	Measured	0.91	2.35	68	31%
	Indicated	1.83	2.00	117	54%
	Meas & Ind	**2.73**	**2.12**	**186**	**85%**
	Inferred	0.52	2.02	33	15%
	Total	**3.25**	**2.10**	**219**	**100%**
2005	Indicated	1.10	2.15	76	48%
	Inferred	1.26	2.01	81	52%
	Total	**2.36**	**2.08**	**157**	**100%**
Difference	**Meas & Ind**	1.63	-0.03	110	144%
Difference	Inferred	-0.74	0.01	-48	-59%
Difference	**Total**	**0.89**	**0.03**	**62**	**39%**

In 2005 the database contained only 54 holes and channels on 50m section lines, while in 2007 there were 198 holes and channels on 25m section lines. The geological interpretation has also improved considerably since 2005. Therefore the 2007 estimate is based on substantially more data than the 2005 model, which explains the gross differences between the two models. The confidence in the estimates has also increased significantly due to the closer data spacing and improved geological understanding.

17.5 Mandibula

17.5.1 Database

The Mandibula database consists of 45 diamond core holes, 25 percussion holes and 17 channels (Table 89). This excluded RC pre-collars and re-drilled holes; pre-collar data is included with the diamond core tail.

Table 89 **Summary of Mandibula Database.**

Hole Type	Number of Holes	Metres	DH Surveys	Geology Intervals	Au Assays	Ag Assays	S Assays	Sample Recovery
DD Holes	45	5,741	142	1,800	4,637	2,840	2,542	4,635
RC Holes	25	3,230	86	631	1,420	777	640	1,292
Channels	17	762	407		407	358	325	
Total	87	9,733	635	2,431	6,464	3,975	3,507	5,927

The local Mandibula grid is based on the location of hole LCP-35 and is rotated 50 degrees west relative to the Gauss Kruger grid.

There are 6,464 intervals with gold assays, 3,975 with silver (61% of gold assays) and 3,507 with sulphur.

Sample recovery is recorded for 5,927 intervals in both DD and RC holes, and the average recovery for Mandibula is 86.4%; recovery is 91.3% for diamond core holes and 70.3% for RC percussion holes. The correlation between gold and recovery is -0.02 and a plot of recovery versus

gold grade shows no obvious trend (Figure 90), suggesting no obvious bias in gold grade due to poor sample recovery.

Figure 90 **Scatter Plot of Sample Recovery – Mandibula**


Scatter plot
140
120
100
80
60
40
20
0
0.1
1.0
10.0
100.0
All

17.5.2 Data Analysis

17.5.2.1 Geological Interpretation

Mineralisation at Mandibula comprises two mineralised domains (Table 90); an eastern domain comprising individual ore zones that dip at 50 degrees to the west (Domain 1) and a western domain in which the orientation of mineralisation is sub-vertical (Domain 2).

Table 90 **Mandibula Domain Nomenclature**

Domain	Description
1	Shallow Dipping
2	Sub-Vertical
3	Waste

The 3D wire frames have been constructed in order to characterise the drill hole data according to the appropriate domain (Figure 91). These wireframes were based on the geological interpretations completed by Exeter Resources. These interpretations were constrained at a relatively high gold grade threshold and were considered too tight to be used directly during resource modelling. The wireframes completed by Hellman & Schofield honoured the dip and strike of the geological interpretations, as much as possible, as well as the trend and displacement of a number of faults. The wireframes have however, been based on a much lower grade threshold closer to the natural cut-off between mineralised and un-mineralised material.

Figure 91 **Mandibula –Geometry of the Mineralised Domains.**


Domain 2
Vertical
Domain 1
Shallow Dipping
(view looking north)

The barren alluvium covers only the margins of the mineralised domains so does not effect the resource.

17.5.2.2 Data Distribution

At Mandibula holes are drilled mostly to the west with a few holes being vertical or drilled to the east. Holes are sited on 25m section lines with a variable spacing on section from 25m to 75m.

17.5.2.3 Sample Composites

Raw sample lengths are predominantly 1m with some 2m and 3m intervals (Figure 92).

Figure 92 **Cumulative Histogram of Sample Length – Mandibula**


Cumulative Histogram of length

A nominal 1.0m sample composite length was chosen, with a minimum composite of 0.5m. For subsequent analysis and estimation, the raw samples were flagged by domain using the wireframe models and then composited within each zone. The short composite length was chosen to give sufficient samples for robust MIK estimation.

17.5.2.4 Univariate Analysis - Gold

The univariate analysis of gold grades consisted of summary statistics, log-histograms and grade metal plots. The summary statistics (Table 91) show that the two domains have similar mean gold grade of approximately 0.70 g/t.

Table 91 **Gold Summary Statistics for Mandibula by Domain**

Domain	Samples	Minimum	Maximum	Mean	SD	CV
1	2,980	0.003	56.10	0.713	1.874	2.628
2	2,519	0.003	298.00	0.731	6.011	8.219
waste	3,892	0.003	22.20	0.108	0.503	4.659
Total	**9,391**	**0.003**	**298.00**	**0.467**	**3.316**	**7.099**

The log histogram of gold composite grades suggests that the total population (Figure 93) consists of at least two approximately log-normal grade distributions.

Figure 93 Log Histogram of Gold – Mandibula


LEGEND
HELLMAN & SCHOFIELD

The grade-metal plot for Mandibula mineralisation (Figure 94) shows that the contained metal distribution of gold for the samples is more skewed than the distribution of sample grades. Half of the metal is contained in about 5% of samples. This indicates that the handling of high grade samples during estimation will be critical to the resource.

Figure 94 Grade-Metal Plot of Gold – Mandibula


LEGEND
HELLMAN & SCHOFIELD

Typically, higher grades are less continuous than lower grades and so their influence should be limited. Multiple indicator kriging (MIK) is considered the most appropriate estimation method

for this type of grade distribution because it specifically accounts for the changing spatial continuity at different grades through a set of indicator variograms at a range of grade thresholds. MIK avoids the problem of grade cutting, which can be somewhat arbitrary.

17.5.2.5 Univariate Analysis – Silver and Sulphur

The log histogram plot of the raw silver data shows a single approximately log-normal population (Figure 95). Silver statistics by domain are presented in Table 92 and show that the silver grade is uniformerly low and that the data is not highly skewed, as shown by the substantially lower coefficients of variation.

Figure 95 Log Histogram of Silver – Mandibula



Table 92 Silver Summary Statistics for Mandibula by Domain

Domain	Samples	Minimum	Maximum	Mean	SD	CV
1	1,814	0.003	55.50	2.449	3.315	1.353
2	1,415	0.003	80.20	1.310	2.504	1.910

The log histogram of sulphur grades shows two approximately log-normal populations but overall the distribution is not strongly skewed (Figure 96). Sulphur statistics by domain are presented in Table 93. Sulphur grade distributions are also less skewed than gold, indicated by lower coefficients of variation.

Table 93 Sulphur Summary Statistics for Mandibula by Domain

Domain	Samples	Minimum	Maximum	Mean	SD	CV
1	1,583	0.005	6.76	0.228	0.463	2.029
2	1,216	0.005	3.70	0.396	0.414	1.046

Figure 96 **Log Histogram of Sulphur – Mandibula**


LEGEND

17.5.2.6 Bivariate Analysis

The scatter plot for gold and silver for the two mineralised domains (Figure 97) shows only moderate correlation between the two elements with a linear correlation coefficient is 0.45. The average Ag:Au ratio is 8.8. There is no correlation of sulphur with either gold or silver (Table 94).

Figure 97 **Log Scatter Plot of Gold and Silver – Mandibula**


Scatter plot
Data Statistics
silver
gold

Table 94 **Correlation Matrix – Mandibula**

	Au	Ag	Sul
Gold	1.000		
Silver	0.562	1.000	
Sulphur	-0.213	-0.082	1.000

17.5.2.7 Spatial Analysis - Gold

Analysis of the spatial distribution of grades for Mandibula consisted of variograms maps and the modelling of directional indicator and grade variograms.

The variograms maps of gold are shown for domain 1 (Figure 98). The colour scheme shows that more than 80% of the total variance occurs at a sample separation of less than 25m. In plan domain 1 shows little north-south whilst the east-west section shows a moderate dip to the east. The north-south section shows very little directional variation.

Figure 98 Gold Grade Variogram Maps – Domain 1, Mandibula


gold Variogram Map
1.0 - 1.1
0.9 - 1.0
0.7 - 0.8
0.6 - 0.7
0.5 - 0.6
gold_Variogram_Map
1.0 - 1.1
0.9 - 1.0
0.7 - 0.8
0.6 - 0.7
0.5 - 0.6


gold_Variogram_Map
Northing_lag
RL_lag

Variogram models were generated for directional variograms of gold grade in Domains 1 and 2 (Table 95). Examples of gold grade variogram plots for Domain 1 are shown in Figure 99.

Table 95 Variogram Models of Gold Grade – Mandibula

Domain	Structure	Variance	X Range	Y Range	Z Range
1	Nugget	0.10			
	1 (exp)	0.30	18	20	6
	2 (exp)	0.44	23	25	4
	3 (exp)	0.16	32	116	38
	Rotations		0	50	10
2	Nugget	0.10			
	1 (exp)	0.15	16	34	18
	2 (exp)	0.26	4	18	18
	3 (exp)	0.49	12	18	32
	Rotations		0	0	10

Figure 99 Gold Grade Variograms – Domain 1, Mandibula (down dip, along strike & downhole)


lag distance (h)
lag distance (h)



Indicator variography and estimation was performed using 14 cumulative grade probability thresholds for gold, based on deciles to 70%, then at 5% intervals to 95%, then 97 and 99% (Table 96). The additional class intervals at the upper end of the grade range were used to better define the important high grade tail of the gold distribution.

Table 96 Gold Indicator Classes – Mandibula

	Domain 1 Shallow Dipping					Domain 2 Sub-Vertical				
Num.	Grade Threshold	Cum. Prob	Class Mean	Class Median	Data	Grade Threshold	Cum. Prob	Class Mean	Class Median	Data
1	0.039	0.100	0.018	0.017	298	0.060	0.100	0.034	0.036	251
2	0.081	0.200	0.06	0.060	298	0.110	0.200	0.086	0.085	252
3	0.131	0.300	0.109	0.110	298	0.158	0.300	0.133	0.133	252
4	0.190	0.400	0.161	0.160	298	0.211	0.400	0.181	0.180	252
5	0.267	0.500	0.225	0.221	298	0.290	0.500	0.249	0.248	252
6	0.401	0.600	0.325	0.320	298	0.388	0.600	0.332	0.330	252
7	0.590	0.700	0.494	0.490	297	0.570	0.700	0.475	0.473	252
8	0.740	0.750	0.663	0.669	150	0.697	0.750	0.631	0.634	126
9	0.947	0.800	0.843	0.858	149	0.842	0.800	0.769	0.769	126
10	1.200	0.850	1.066	1.070	149	1.090	0.850	0.957	0.962	126
11	1.555	0.900	1.36	1.350	148	1.450	0.900	1.251	1.240	126
12	2.460	0.950	1.934	1.920	149	2.143	0.950	1.734	1.695	126
13	3.420	0.970	2.828	2.780	60	2.971	0.970	2.488	2.502	50
14	6.09	0.990	4.196	3.870	60	4.87	0.990	3.681	3.560	50
15	56.1	1.000	13.87	9.97	30	298.0	1.000	18.64	6.32	26

Indicator variogram models generally the nugget effect increaseing at higher thresholds while the variogram ranges decrease. Typical examples of the indicator variograms are shown in Figure 100 and Figure 101. For both domains the median rather than the mean of the last Indicator class was used in the estimation process.

Figure 100 **Median Indicator Variograms and Variance Ellipsoid for Mandibula Domain 1.**



Figure 101 **Variance Ellipsoid for Mandibula Domain 2.**



17.5.2.8 Spatial Analysis – Silver and Sulphur

Analysis of the spatial distribution of silver grades for Mandibula consisted of variograms maps and the modelling of directional grade variograms in the same way as was used for gold. Variograms of silver and sulphur grade were modelled and are shown in Table 97 and Table 98.

Table 97 Variogram Models of Silver Grade – Mandibula

Domain	Structure	Variance	X Range	Y Range	Z Range
1	Nugget	0.10			
	1 (exp)	0.30	12	19	7
	2 (exp)	0.52	6	28	3
	3 (exp)	0.08	16	186	15
	Rotations			50	10
2	Nugget	0.10			
	1 (exp)	0.33	26	26	261
	2 (exp)	0.41	7	9	3
	3 (exp)	0.16	8	46	18
	Rotations				10

Table 98 Variogram Models of Sulphur Grade – Mandibula

Domain	Structure	Variance	X Range	Y Range	Z Range
1 & 2	Nugget	0.05			
	1 (exp)	0.12	1122	864	112
	2 (exp)	0.23	18	3	31
	3 (exp)	0.60	16	48	57
	Rotations		76	55	-3

17.5.3 Estimation

Two resource estimates were prepared for Mandibula – a MIK estimate for gold and an OK estimate for silver and sulphur.

17.5.3.1 MIK Model - Gold

The extent and dimensions of the new model is given in Table 99.

Table 99 Mandibula Model Dimensions

	X	Y	Z
Origin	1760	1375	1020
Maximum	2160	2400	1300
Block Size	5	25	10
Number of blocks	80	41	28
Length	400	1025	280

Ideally, the MIK model would use blocks equivalent in size to the data spacing. The MIK model block size approximates the data spacing along strike (Y=25m) in the better drilled areas. The vertical direction (Z) was limited to 10m - twice the bench height and around half the data spacing – as a compromise between bench height and data spacing. The across dip direction (X) was set to 5m wide, partly to compensate for the shorter vertical length.

The search strategy for the MIK estimate is shown in Table 100. For both domains the search ellipse orientation was rotated 10 degrees west of north but each domain varied by changing the rotation around the Y axis. For Domain 1 the ellipse dipped at 50 degrees to the east whilst for Domain 2 the ellipse was vertical.

Blocks were discretised into 3x7x5 points (105 total) to generate a block.

Table 100 Mandibula MIK Search Strategy

Pass/Radii	X	Y	Z
1	6	30	30
2	12	60	60
3	12	60	60
Pass/Samples	**Minimum**	**Maximum**	**Octants**
1	16	48	4
2	16	48	4
3	8	48	2

Nominal 1.0m composites were used for estimation. The MIK model used soft boundaries between adjoining mineralised domains, which in GS3 uses the relative rankings of samples outside the domain when estimating blocks within each domain. Hard boundaries were used against the enveloping waste domain.

MIK was used to generate both e-type (average block grade) and recoverable resource estimates.

In recoverable MIK the proportion and grade of mineralisation is estimated for an assumed selective mining unit (SMU) within the larger panel (block) for a range of cut-off grades. For Mandibula, the assumed SMU is 2.5 x 5.0 x 5.0m. The initial point support MIK model has a change of support correction applied for the assumed SMU, based on the block and SMU size, the variogram model and the assumed grade control drill hole spacing. The block support correction factor (Table 101) was calculated using the direct lognormal method and a staggered 5x10x2m grade control pattern (for the information effect).

Table 101 MIK Block Support Correction Factors for Mandibula

Domain	SMU/Panel Variance Ratio	Informtion Effect	Block Support Correction Factor
1	0..256	0.699	0.171
2	0.375	0.589	0.221

The recoverable MIK estimates, which include the dilution incurred when mining the resources at the assumed SMU, have been found to more closely match production tonnes and grade when compared to other more traditional techniques. The SMU model might be thought of as a way of applying a minimum mining width to the MIK estimates, to give a more realistic and mineable result.

Engineers may add extra dilution to account for mining issues such as blast heave (rock moves when blasted and then cannot be mined accurately), mining inefficiency (there is some mixing of

ore and waste during mining due to rilling and bucket size), ore-waste misallocation (some ore goes to waste dumps and waste to mill), incorrect grade control allocation and other issues.

17.5.3.2 OK Model – Silver and Sulphur

The model extent and dimensions is identical to the MIK models. The search strategy used was also the same although hard boundaries were used for all domains.

17.5.4 Resource Classification

The resource classification for the Mandibula MIK gold model is based primarily on the estimation search pass, which is determined by data density. However, data quality is also factored into the classification through a quality indicator, which if low enough can demote a block to a lower resource category.

A breakdown of the resources by estimation pass at the economic cutoff grades (0.5g/t and 1.0g/t Au) is given in Table 102 and Table 103. Initially, the first search pass is considered a Measured resource, the second Indicated and the third pass Inferred.

Table 102 Mandibula Resource Classification (at 0.5g/t Au Cutoff Grade)

Class	Mt	g/t Au	g/t Ag	Koz Au	Moz Ag
Measured	2.77	1.00	2.11	89	188
Indicated	1.77	1.09	2.72	62	154
Meas & Ind	**4.54**	**1.03**	**2.35**	**151**	**342**
Inferred	4.24	0.93	2.30	126	313
Total	**8.78**	**0.98**	**2.32**	**277**	**656**

Table 103 Mandibula Resource Classification (at 1.0g/t Au Cutoff Grade)

Class	Mt	g/t Au	g/t Ag	Koz Au	Moz Ag
Measured	0.90	1.63	2.41	47	70
Indicated	0.66	1.73	2.80	37	60
Meas & Ind	**1.56**	**1.67**	**2.58**	**84**	**130**
Inferred	1.10	1.60	2.22	57	79
Total	**2.67**	**1.64**	**2.43**	**141**	**209**

17.5.4.1 Final Model

The MIK estimates for gold and OK estimates for silver have been combined into a single model (Table 104). The entire model was assigned a nominal density of 2.56t/m^3, as determined for felsic volcanics and vein lithologies, which seems acceptable because there is no obvious oxidation near surface. There are no IFP dykes or mineralised basement to consider at Mandibula.

Table 104 Mandibula Recoverable MIK Resource

Cutoff Grade (g/t Au)	Resource Tonnage (Mt)	Gold Grade (g/t Au)	Gold Metal (Koz Au)	Silver Grade (g/t Ag)	Silver Metal (Moz Ag)	Sulphur Grade (%)
0.5	8.78	0.98	277	2.32	656	0.37
0.6	6.77	1.11	242	2.35	511	0.36
0.7	5.28	1.24	211	2.37	402	0.35
0.8	4.16	1.37	183	2.39	320	0.35
0.9	3.32	1.50	161	2.41	257	0.34
1.0	**2.67**	**1.64**	**141**	**2.43**	**209**	**0.33**
1.1	2.16	1.78	123	2.45	170	0.33
1.2	1.77	1.92	109	2.47	140	0.32
1.3	1.45	2.06	96	2.48	116	0.32
1.4	1.21	2.20	86	2.50	97	0.32
1.5	1.01	2.35	76	2.52	82	0.31
2.0	0.45	3.12	45	2.61	38	0.30
2.5	0.23	3.89	29	2.69	20	0.29

A breakdown of the resource by domain is given in Table 105 and Table 106, at 0.5 and 1.0g/t gold cutoff grades respectively. The bulk of the resource (50-65%) occurs in domain 1 which has the highest grade. A moderate proportion of the resource (~25%) falls out side the two mineralised domains. This is due to inferred resource, located to the south of domains 1 and 2, where drilling data to date has been too sparse to define domains. Consequently this data is included as part of the enveloping waste domain.

Table 105 Mandibula Resource by Domain at 0.5g/t Au Cutoff Grade

Domain	Mt	g/t Au	g/t Ag	%S	Koz Au	% Koz
1 Shallow dip	4.08	1.12	2.73	0.33	147	53%
2 Vertical	1.80	0.89	1.54	0.46	52	19%
waste	2.90	0.84	2.23	0.36	78	28%
Total	**8.78**	**0.98**	**2.32**	**0.37**	**277**	**100%**

Table 106 Mandibula Resource by Domain at 1.0g/t Au Cutoff Grade

Domain	Mt	g/t Au	g/t Ag	%S	Koz Au	% Koz
1 Shallow dip	1.57	1.80	2.80	0.30	91	65%
2 Vertical	0.46	1.47	1.58	0.39	22	16%
waste	0.63	1.36	2.15	0.38	28	20%
Total	**2.67**	**1.64**	**2.43**	**0.33**	**141**	**100%**

17.5.5 Model Validation

The Mandibula model was validated by visual comparison of block and drill hole grades, examination of grade-tonnage curves and comparison with previous estimates. Exeter personnel also checked the model and found no significant problems.

The visual comparison of block and drill hole grades on screen in Minesight 3D showed reasonable agreement between the data and estimates, and the domain boundaries have been honoured.

17.5.5.1 Model Statistics

A comparison of summary statistics for drill hole composite and block model gold grades shows some significant differences attributable to data clustering and smoothing effects (Table 107 and Figure 102). The average grade for the block model is lower due to the more limited influence of the higher sample grades during estimation and the declustering effect of the estimation routine (drilling tends to be concentrated in the higher grade zones, while model blocks are evenly distributed in space). The model grade distribution has less spread (lower SD and CV) because of the averaging and smoothing effects of the estimation process, which is desirable as the blocks have a substantially larger volume than the samples.

Table 107 Drill Hole and Model Grade Statistics for Gold – Mandibula

Data	Samples	Minimum	Maximum	Mean	SD	CV
Drill Holes	9,391	0.003	298.00	0.467	3.316	7.099
Block Model	28,008	0.004	4.47	0.195	0.274	1.403

Figure 102 Drill Hole and Model Grade Distributions for Gold – Mandibula



Simple cell declustering was performed on the drill hole composites in an effort to derive a more spatially representative average gold grade. The average drill hole grade was calculated for samples within a range of cell (block) sizes. The grades decrease from 0.47g/t Au at the drill hole sample size to around 0.20g/t Au for relatively large cell size before rising again as the cell size approaches the entire model volume (Table 108).

Table 108 Declustered Drill Hole Statistics for Gold – Mandibula

X Cell	Y Cell	Z Cell	Samples	g/t Au
			9391	0.467
5	12.5	5	2450	0.409
10	25	10	1244	0.395
15	37.5	15	739	0.377
20	50	20	520	0.339
35	87.5	35	216	0.272
50	125	50	116	0.284
75	187.5	75	53	0.271
100	250	100	34	0.217
150	375	150	16	0.188
300	750	300	4	0.173
500	1250	500	1	0.473

Figure 103 Declustered Drill Hole Grades by Cell Size for Gold – Mandibula


Drill Holes
Model
Grade
0.5
0.4
0.3
0.2
0.1
0.0
1
2.5
5
10
15
20
35
50
75
100
150
300
500
Z Direction - Cell Size

The average block model grade (0.195g/t Au) is close to the declustered drill hole grade for large cell sizes (Figure 103), where the average grade is around 0.20g/t Au.

The grade-tonnage curves (Figure 104) show smooth gradational distributions without unusual kinks, which appear plausible.

Figure 104 Tonnage Grade Curves - Mandibula


Mandibula Tonnage - Grade Curves
M tonnes
grade
cut-off grade
Tonnes
Grade

17.5.5.2 Comparison with Previous Estimates

Comparisons between the 2007 and 2005 recoverable MIK estimates are given in Table 109 and Table 110. These comparisons show that the Measured and Indicated resources have increased substantially and there is a large increase in total contained ounces. The additional resources in the 2007 estimates are at marginally lower grade to the 2005 estimates.

Table 109 Mandibula Resource - Comparison to 2005 Estimates at 0.5g/t Au Cutoff Grade

Model	Class	Mt	g/t Au	Koz Au	%KozAu
2007	Measured	2.77	1.00	89	32%
	Indicated	1.77	1.09	62	22%
	Meas & Ind	**4.54**	**1.03**	**151**	**54%**
	Inferred	4.24	0.93	126	46%
	Total	**8.78**	**0.98**	**277**	**100%**
2005	Indicated	1.33	1.16	50	27%
	Inferred	3.97	1.03	131	73%
	Total	**5.30**	**1.06**	**181**	**100%**
Difference	Meas & Ind	3.21	-0.13	101	204%
Difference	Inferred	0.27	-0.10	-5	-4%
Difference	**Total**	**3.48**	**-0.08**	**96**	**53%**

Table 110 Mandibula Resource - Comparison to 2005 Estimates at 1.0g/t Au Cutoff Grade

Model	Class	Mt	g/t Au	Koz Au	%KozAu
2007	Measured	0.90	1.63	47	34%
	Indicated	0.66	1.73	37	26%
	Meas & Ind	**1.56**	**1.67**	**84**	**60%**
	Inferred	1.10	1.60	57	40%
	Total	**2.67**	**1.64**	**141**	**100%**
2005	Indicated	0.53	1.83	31	31%
	Inferred	1.25	1.76	71	69%
	Total	**1.78**	**1.78**	**102**	**100%**
Difference	**Meas & Ind**	1.03	-0.16	53	169%
Difference	Inferred	-0.15	-0.16	-14	-20%
Difference	**Total**	**0.89**	**-0.14**	39	**38%**

In 2005 the database contained only 38 holes and channels on 50m section lines, while in 2007 there were 87 holes and channels on 25m section lines. The geological interpretation has also been modified since 2005. Therefore the 2007 estimate is based on substantially more data than the 2005 model, which explains the gross differences between the two models. The confidence in the estimates has also increase significantly due to the closer data spacing and improved geological understanding.

18.0 OTHER RELEVANT DATA AND INFORMATION

18.1 Density Measurements

The database of density measurements (454 samples tested) comprises samples tested by University of San Juan and Rocktest Chile using the calliper method and samples tested on site using an unsealed immersion method. There are 69 samples tested by both methods. The database was incomplete, with results for a substantial number of samples still outstanding.

Table 111 Summary of Available Density Measurements by Method

Statistic	RockTest	San Juan	Site	Preferred
Samples	88	117	318	454
Minimum	2.38	2.24	2.18	2.24
Maximum	2.75	2.82	2.80	2.82
Average	2.60	2.57	2.57	2.59

A comparison of the calliper and immersion density measurements shows some small but consistent differences between the two data sets. These differences are difficult to explain, particularly because in the author's experience the immersion method generally gives higher values than the calliper method.

Table 112 Comparison of Density Measurements by Method

Method	Calliper	Immersion
Count	69	69
Minimum	2.256	2.181
Maximum	2.776	2.703
Mean	2.566	2.500
Difference	0.066	2.6%

Figure 105 Comparison of Density Measurements by Method


3.0
2.8
2.6
2.4
2.2
2.0
Immersion
2.0
2.2
2.4
2.6
2.8
3.0
Calliper

The formula used to calculate density was checked in both cases and found to be correct. The 3 samples with the largest differences were located and examined, but did not reveal any obvious features to explain these differences. H&S then performed check measurements on these 3 samples using Exeter's equipment and produced almost identical results (within ~+/-1% of Exeter's original results).

Table 113 Check Density Measurements

Sample Number	Weight in Air (g)	Weight in Water (g)	Weight after Immersion	Density
SC-34	68.16	40.54		2.468
H&S Check	60.95	36.67	61.02	2.503
Calliper				2.664
SC-79	82.86	49.92		2.515
H&S Check	82.78	49.68	82.86	2.495
Calliper				2.710
SC-68	82.46	48.74		2.445
H&S Check	82.32	48.83	82.33	2.457
Calliper				2.620

The one obvious difference between the calliper and immersion measurements is the fact that the calliper measurements were taken on 12cm lengths of whole HQ core (~900g) while the immersion samples were ~80g fragments of core.

Exeter now perform their own density measurements on all UCS samples before dispatch to San Juan or Rocktest to eliminate any potential problems due to different sample size. This should help to resolve the differences between results for the calliper and immersion methods, but results were incomplete at the time of analysis and the issue has not yet been resolved.

Analysis of the preferred density values (calliper method preferred where available, otherwise site immersion method) by rock type shows that the mineralised sequence (felsic volcanics and veins) have significantly lower density (-4.3%) than the basement (sediments and basalt). This is considered sufficiently significant to warrant modelling these units separately in the resource models.

Table 114 Density by Major Rock Type

Rock Type	Samples	Minimum	Maximum	Average	SD
Breccia	13	2.482	2.735	2.586	0.087
Ifp	28	2.364	2.640	2.568	0.065
SZ	3	2.237	2.551	2.412	0.160
VEIN	3	2.473	2.700	2.556	0.125
Vfi	243	2.271	2.720	2.581	0.056
Vfp	111	2.181	2.699	2.538	0.073
Vft	14	2.430	2.737	2.637	0.072
SQs	16	2.312	2.750	2.614	0.116
SSI	20	2.525	2.822	2.698	0.086
VBI	3	2.464	2.801	2.635	0.168
Min Seq	415	2.181	2.737	2.569	0.069
Basement	39	2.312	2.822	2.659	0.111
Total	**454**	**2.181**	**2.822**	**2.577**	**0.078**

18.2 Topographic Model

The topographic data for Don Sixto consists of pick-ups of drill hole collar and channel sample locations combined with traverses across and between the various deposits. Although this approach gives reasonable resolution in many areas, it may not be adequate or consistent enough in other areas. Exeter should consider arranging an aerial survey with the goal of providing 1 or 2m contours over the entire project area to give more complete and consistent coverage.

18.3 Don Sixto Name Change

Exeter publicly announced on March 26, 2007 that it had renamed the La Cabeza Gold Project the "Don Sixto Gold Project". The decision was made to honour the late Don Sixto Alberto Perez ("Don Sixto"), who, with his wife, owned and operated the farm on which the La Cabeza gold deposit is located.

18.4 Legislation Change in Mendoza Province

Early in 2007, the Mendoza Province Governor, J. Cobos, vetoed a proposal of the Mendoza Senate that would have suspended the issuance of new mining-related permits. In early June, the Governor introduced legislation that suspended environmental approvals for 90 days, citing the fact that the Senate commission had not completed a review of proposed environmental regulations for mining.

On June 20, the Mendoza government passed legislation prohibiting the use of chemicals typically used in the extraction of gold and other minerals. This legislation effectively has put Don Sixto on hold.

Government elections are to be held in Mendoza during October. The company continues to work with relevant authorities and other affected mining companies to identify acceptable solutions, and in parallel is assessing avenues for legal recourse.

19.0 INTERPRETATION AND CONCLUSIONS

Don Sixto is extensively underlain by the Choiyoi Group in which certain units hosts significant gold mineralisation. These units comprising felsic pyroclastics and felsic porphyry domes include quartz vein and breccia phases that appear both structurally and stratigraphically controlled. Similar mineralization also occurs in the underlying sedimentary basement and the volcaniclastics unit, generally in the vicinity of the flow domes where these rocks are hydraulic fractured. The porphyry corridor, especially in the contact zones with the felsic pyroclastics and the older sediments presents an excellent guide to additional ore. Volume potential is deemed to exist in the later N-S to NNE-SSW oriented tensional structures and in breccia and stockwork bodies emplaced close to underlying intrusions along NW transpressive fault zones.

The current geological model also suggests that areas with a greater thickness of the felsic volcanic to subvolcanic sequence have a better potential to host 'preserved' gold mineralization and as such exploratory drilling has been focused in these areas. A strong correlation between the increasing of the thickness of the felsic volcanic sequence within structural blocks and the potential of these blocks to host mineralisation was proposed based on the observation that the majority of the mineralised systems at Don Sixto are emplaced within structural blocks containing more than 70 metres thickness of felsic volcanics.

In addition, modeling of the new resources has highlighted open-ended higher grade mineralization that might be expected to expand the potential open pits.

This interpretation was verified and a future drilling program on the property may use these structural/stratigraphic concepts in the search for additional mineralization. Don Sixto covers a large area in which the known mineralisation occurs in a small portion of the entire property. While in general the individual gold deposits exhibit irregular thickness particularly along strike, the structures appear persistent indicating the likelihood of geological extensions under largely covered areas.

Between 1996 and 1998, AMD carried out a successful exploration program at Don Sixto. The success of the program was predicated on a systematic approach where initial regional surveys including the use of Landsat imagery led to the identification of gold mineralisation in the area. The results of detailed geophysical, geochemical and geological surveys followed by drilling delineated ten discrete areas of gold mineralisation, eight of which were confirmed to contain significant gold resources.

In 1999 AMD calculated a global mineral resource for Don Sixto via the manual polygonal cross sectional method of estimation. This work delineated an Inferred Mineral Resource of 12 Mt grading 1.8 g/t gold at a cut-off of 0.5 g/t Au, totaling 720,000 ounces of gold (according to the CIM Mineral Resource and Mineral Reserve Definitions).

Between 2004 and 2005, Exeter undertook a program of combined diamond and reverse circulation percussion infill and extension drilling to further evaluate five prospect areas at Don Sixto. The main objective of the drilling program was to drill the La Luna, El Ojo, El Cuello and La Mandibula prospects at sufficient density to lift previously defined Inferred Mineral Resources amenable to open pit mining to Indicated or Measured Mineral Resource status.

In early 2005 H&S were consulted to prepare revised resource estimates for the El Cuello, La Luna, El Ojo and La Mandibula prospects. Exeter supplied the drill hole database, and wireframe

models of geological features for the deposits that were used as domain boundaries for data analysis and resource estimation. Gold grade estimation was performed using MIK, while silver was estimated using OK. OK estimates were also produced for gold, using a smaller block size than the MIK panels. Nominal density values were assigned to the models for calculation of resource tonnage. H&S state that "the database 'Don Sixto' generally appears to be satisfactory for resource estimation. However, H&S performed only very limited validation of this information and responsibility for quality and integrity of the data rests with Exeter. The preferred model for each deposit is the MIK recoverable estimate rather than the OK estimate. The MIK recoverable estimates assume a 2.5x5x5m selective mining unit."

The El Cachete prospect was re-estimated internally utilising the manual polygonal cross sectional method. Although new geological models were utilised in the El Cachete estimation process, it was deemed inappropriate to use computer estimation methods at this time, due to a lack of substantial drilling density. The previous resource estimation figures for the Labio East, South and West prospects were utilised, as no new geological information was available at the time.

This work delineated, at a cut-off of 0.5 g/t Au, an Indicated Mineral Resource of 6.2 Mt grading 2.0 g/t gold totaling 390,000 ounces of gold, and an Inferred Mineral Resource of 12.1 Mt grading 1.3 g/t gold totaling 500,000 ounces of gold (according to the CIM Mineral Resource and Mineral Reserve Definitions).

As previously reported, the extension drilling of 2004-2005, along with new sawn channel sampling and rock chip traverses, successfully identified extended areas of mineralisation, at most of the prospects at Don Sixto. New preliminary in-house open pit design based on Whittle optimization work suggested an excellent potential to extend the previous conceptual pits both in aerial extent and depth. For this reason a new drilling and channel sampling program was undertaken by Exeter between June 2005 to December 2006 consisting of combined diamond and reverse circulation percussion infill with the following purposes:

- **Deposit Definition Drilling:** to increase the resource confidence at the four main deposits; El Cuello, La Luna, El Ojo and La Mandibula.

- **New/Old Prospect Drilling:** to increase the resource confidence, or provide new resource figures, at the following prospects; Cuello East, Mercedes, Labio South, Labio West and Labio East.

- **Exploratory Drilling:** to test conceptual targets and extensions to known mineralisation at; Cuello North, Cuello South and Falla Escondida.

- **Diamond Drill Hole Twins of RC Percussion Holes: a** program of diamond drill hole twins of RC percussion drill holes was completed to assess the quality of the RC samples, at the El Cuello, La Luna, El Ojo and La Mandibula deposits.

The five main prospects have now been drilled at a nominal 50m x 25m grid pattern to a depth of 100 metres below surface.

In 2007 H&S were consulted to prepare revised resource estimates for the El Cuello, La Luna, El Ojo, La Mandibula and Central Vein Zone (which comprises Labio East, Labio West, Labio South and Mercedes) prospects. The new mineral resource estimates were made following a three week visit to Mendoza Province towards the end of April and early May, 2007. The visit, by two H&S

representatives, included a two week site visit and validation of the Exeter database, supporting information, and 3-D geological and structural models.

H&S utilised the MIK method, which estimates the proportion and grade of mineralization for an assumed SMU within a larger panel (or "block") for a range of cut-off grades. The deposit is divided into panels (or "blocks") and in the case of Don Sixto, a panel size of 5 m wide x 25 m long x 10 m high was deemed suitable for the data spacing. Within these panels, two SMU's sizes were utilised: for vertical to near vertical domains, an SMU of 2.5 m width x 5 m length by 5 m height was used and for flat to shallow dipping domains an SMU of 2.5 m width x 5 m length by 2.5 m height was used.

The estimates include the dilution incurred when mining the resources at the assumed SMU. This methodology can result in a resource estimate of higher tonnes and lower grade than more traditional estimation techniques, but has been found to more closely match production tonnes and grade than the other techniques. Total ounces estimated utilizing the H&S MIK method generally equates to total ounces estimated using traditional techniques.

The Cachete prospect resource remains unchanged from the previous resource estimation exercise, which was calculated internally by Exeter (in 2005) utilising a manual polygonal cross sectional method of estimation.

Exeter provided the following information for the main prospects (Cuello, Luna, Ojo, Mandibula and the Central Vein Zone):

- The main drill hole and sawn channel databases (drill hole geology, assay, collar and down-hole surveys, channels, topography, QAQC, etc), where all of these were internally validated by Exeter and then validated by H&S.

- Wireframe models of geological features (which included vein envelopes, faults and base of the lower member of pyroclastic rocks) and gold mineralization (at a 0.5 gram per tonne ("g/t") gold cut-off) which assisted in differentiating the various styles of mineralization that exist at each prospect and also assisted in defining interpreted mineralisation domain boundaries for data analysis and resource estimation.

This work has delineated, at a cut-off of 0.5 g/t Au, a Measured and Indicated Mineral Resource of 20.46 Mt grading 1.4 g/t gold totaling 924,000 ounces of gold, and an Inferred Mineral Resource of 9.29 Mt grading 1.12 g/t gold totaling 334,000 ounces of gold (according to the CIM Mineral Resource and Mineral Reserve Definitions).

Early in 2007, the Mendoza Province Governor, J. Cobos, vetoed a proposal of the Mendoza Senate that would have suspended the issuance of new mining-related permits. In early June, the Governor introduced legislation that suspended environmental approvals for 90 days, citing the fact that the Senate commission had not completed a review of proposed environmental regulations for mining.

On June 20, the Mendoza government passed legislation prohibiting the use of chemicals typically used in the extraction of gold and other minerals. This legislation effectively has put Don Sixto on hold.

Government elections are to be held in Mendoza during October. The company continues to work with relevant authorities and other affected mining companies to identify acceptable solutions, and in parallel is assessing avenues for legal recourse.

20.0 RECOMMENDATIONS

H&S recommend the following:

A full relational database be constructed and implemented for Don Sixto. This will allow much more efficient access to existing data, enable quick and accurate addition of new data and improve the general accessibility and security of the project data.

Complete the planned check assaying program, using an independent laboratory, of samples collected from 2004-2006 drilling programs completed by Exeter.

Drill additional holes to increase the number of twinned Diamond RC pairs to 3 to 5 pairs per prospect. The differences in average grade between the nine pairs of RC and diamond holes presented in this report are sufficient to warrant further investigation.

Due to the current legislation prohibiting the use of chemicals typically used in the extraction of gold and other minerals, all work has been suspended at Don Sixto other than political and legal work, and as such no recommendations are given for further work at this stage.

21.0 REFERENCES

1999: La Cabeza Project, Compilation Report, June 1996 – December 1998., Argentina Mineral Development S.A., Unpublished Company Report.

Allen, P. & Williams, M. T., 2005: 2005 Revised Resource Estimation - La Cabeza Gold Project, Mendoza Province, Argentina. Exeter Resource Corporation. Published (on SEDAR) Company Report dated June 30, 2005.

Barron, J., 1997: Petrological and Mineragraphic Examination of Thirty Rock Samples from La Cabeza Prospect, Mendoza Province, Argentina., Argentina Mineral Development S.A., Unpublished Company Report dated October 1997.

Borovicka, T.G., 1995: El Azufre / Cerro Nevado Target Progress Report., N.A Degerstrom Inc. (Minera Andes), Unpublished Company Report dated January 1995.

Brodie, C., 1998: La Cabeza Project - Mapping Program Notes., Argentina Mineral Development S.A., Unpublished Company Report dated April 1998.

Brodie, C., 1998: La Cabeza Project - PIMA Rock Sample Study Notes., Argentina Mineral Development S.A., Unpublished Company Report dated May 1998.

Collins, S., 1998: La Cabeza Project - Interpretations of Induced Polarisation and Airborne Magnetic Data (Arctan Services Pty.Ltd.)., Argentina Mineral Development S.A., Unpublished Company Report dated February 1998.

Coughlin, T., 2005: Analysis of Structural Controls on Low–Sulphidation Epithermal Gold Mineralization at The La Cabeza Project and Implications for Exploration. Unpublished Company Internal Report.

Franco, S., 1996: Proyecto Agua Nueva., Argentina Mineral Development S.A., Unpublished Company Report dated September 1996.

Gonzalez, E.F., 1972: Descripcion Geologica de la Hoja 30e - Agua Escondida., Boletin No.135 - Ministerio de Industria y Mineria, Repbublica Argentina.

Harley, R.A., 2004: Update Report on the La Cabeza Gold Property, Mendoza Province, Argentina., Exeter Resource Corporation, Published (on SEDAR) Company Report dated November 11, 2004.

Harley, R., Van Kerkvoort, G, Poltock, R. and Montes, F., 1999: La Cabeza Project, Compilation Report, June 1996 – December 1998., Argentina Mineral Development S.A., Unpublished Company Report.

Narciso, V., Zanettini, J.M. and Sepulveda, E., 2001: Descripción Geológica de la Hoja 3669 II Agua Escondida. Servicio Geológico Minero Argentino, Instituto de Geología y Recursos Minerales.

Perkins, S.R.J., 2006: La Cabeza Produces High Gold Recoveries in Metallurgical Testwork., Published (on SEDAR) Exeter News Release dated January 26, 2006, with additional data at http://www.exeterresource.com.

Rayner, S. & Eslake, A., 2004: Preliminary Metallurgical Testing of La Cabeza Bulk Ore Sample., Unpublished Report by Metcon Laboratories for Exeter Resource Corporation (Consultant: J.Perkins & Associates Pty Ltd) dated March 2004.

Senior, B.R., 1997: Regolith Photogeology of the Cerro Azufre Area, Argentina., Argentina Mineral Development S.A., Unpublished Company Report dated February 1997.

Townend, R., 2005: La Cabeza Project, Argentina: Mineralogical Examination of Cuello, Ojo & Luna Deposit Composites. Unpublished Report prepared for Exeter Resource Corporation.

Townley, B., 2003: Fluid Inclusion Study of the La Cabeza Project., Unpublished Report prepared for Exeter Resource Corporation.

Verzosa, R.S., 2002: Summary Report on the La Cabeza Gold Property, Mendoza Province, Argentina., Published (on SEDAR) Report prepared for Exeter Resource Corporation, dated October 2002.

22.0 DATE AND SIGNATURE PAGE

22.1 CERTIFICATES OF THE AUTHORS

22.1.1 Arnold van der Heyden

Arnold van der Heyden
Hellman & Schofield Pty Ltd
Suite 6, 3 Trelawney Street, Eastwood, New South Wales, AUSTRALIA
Telephone: 612 9858 3863
Fax: 612 9858 4057
Email: arnold@hellscho.com.au

CERTIFICATE of AUTHOR

I, Arnold van der Heyden, BSc, MAusIMM, do hereby certify that:

a. I am a Consulting Geologist with:
Hellman & Schofield Pty Ltd,
Suite 6, 3 Trelawney Street,
Eastwood, New South Wales,
AUSTRALIA

b. This Certificate applies to the technical report titled *2007 Revised Resource Estimation – Don Sixto Gold Project*, prepared for Exeter Resource Corporation dated 14 September 2007 (the "Technical Report") relating to the Don Sixto Gold Project property.

c. I graduated with a Bachelor of Science majoring in Geology from the University of Melbourne in 1980. I am a member of the Australasian Institute of Mining and Metallurgy. I have worked as a geologist for a total of 24 years since my graduation from university. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

d. I have been involved with the Don Sixto Project since October 2004, and most recently visited the project site for 10 days in April 2007.

e. I am jointly responsible for sections 1 - 16 and 18 - 20 of this report and specifically for producing resource estimates for a number of prospects (Cuello, Ojo and the Central Vein Zone in sections 17.1 - 17.3) contained within the Technical Report.

f. I am an independent issuer as defined in Section 1.4 of the Instrument.

g. I have not had prior involvement with the property that is the subject of the Technical Report.

h. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

i. As of the date of this Certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that s required to be disclosed to make the technical report not misleading.

Dated this 13th Day of September, 2007.

Arnold van der Heyden, BSc - Geol, MAusIMM

22.1.2 William James Alfred Yeo

William J. A. Yeo
Hellman & Schofield Pty Ltd
Level 4, 46 Edward Street, Brisbane, Queensland, AUSTRALIA
Telephone: 617 3012 9393
Fax: 617 3012 9373
Email: bill@hellscho.com.au

CERTIFICATE of AUTHOR

I, William Yeo, PhD, MAusIMM, do hereby certify that:

a. I am a Consulting Geologist with:
Hellman & Schofield Pty Ltd,
Level 4, 46 Edward Street,
Brisbane, Queensland,
AUSTRALIA

b. This Certificate applies to the technical report titled *2007 Revised Resource Estimation – Don Sixto Gold Project*, prepared for Exeter Resource Corporation dated 14 September 2007 (the "Technical Report") relating to the Don Sixto Gold Project property.

c. I graduated with a Bachelor of Science majoring in Geology from the Oxford Polytechnic in 1979 and completed my PhD specializing in Petrology and Geochemistry at the University of Bristol 1984. I am a member of the Australasian Institute of Mining and Metallurgy. I have worked as a geologist for a total of 20 years since my graduation from university. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

d. I have been involved with the Don Sixto Project since May 2005, and most recently visited the project site for 10 days in April 2007.

e. I am jointly responsible for sections 1 - 16 and 18 - 20 of this report and specifically for producing resource estimates for a two of the prospects (Luna and Mandibula in sections 17.4 & 17.5) contained within the Technical Report.

f. I am an independent issuer as defined in Section 1.4 of the Instrument.

g. I have not had prior involvement with the property that is the subject of the Technical Report.

h. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

i. As of the date of this Certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that s required to be disclosed to make the technical report not misleading.

Dated this 13th Day of September, 2007.

William J. A. Yeo, PhD, MAusIMM

22.2 CONSENTS OF QUALIFIED PERSONS

22.2.1 Arnold van der Heyden

Arnold van der Heyden
Hellman & Schofield Pty. Ltd.
Suite 6, 3 Trelawney St., Eastwood, NSW, AUSTRALIA 2122
Telephone: 612 9858 3863
Fax: 612 9858 4057
Email: arnold@hellscho.com.au

CONSENT of AUTHOR

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Arnold van der Heyden, BSc- Geology, MAusIMM, do hereby consent to the filing of the written disclosure of the technical report titled *2007 Revised Resource Estimation – Don Sixto Gold Project*, prepared for Exeter Resource Corporation dated 14 September 2007 (the "Technical Report") and any extracts from or a summary of the Technical Report by Exeter Resource Corporation, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I have read the written disclosure, titled *Exeter Updates Don Sixto Resources*, dated 2 August 2007, and I do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.

Dated this 13th Day of September, 2007.



Arnold van der Heyden, BSc - Geol, MAusIMM

22.2.2 *William James Alfred Yeo*

William J. A. Yeo
Hellman & Schofield Pty Ltd
Level 4, 46 Edward Street, Brisbane, Queensland, AUSTRALIA
Telephone: 617 3012 9393
Fax: 617 3012 9373
Email: bill@hellscho.com.au

CONSENT of AUTHOR

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, William J. A. Yeo, PhD, MAusIMM, do hereby consent to the filing of the written disclosure of the technical report titled *2007 Revised Resource Estimation – Don Sixto Gold Project*, prepared for Exeter Resource Corporation dated 14 September 2007 (the "Technical Report") and any extracts from or a summary of the Technical Report by Exeter Resource Corporation, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I have read the written disclosure, titled *Exeter Updates Don Sixto Resources*, dated 2 August 2007, and I do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.

Dated this 13th Day of September, 2007.

William J. A. Yeo, PhD, MAusIMM